As filed with the Securities and Exchange Commission on August 17, 2007
Registration No. 333-142144

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3
to
Form S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

SoundBite Communications, Inc.
(Exact name of registrant as specified in its charter)

Delaware	7371	04-3520763
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2 Burlington Woods Drive
Burlington, Massachusetts 01803
(781) 359-2200
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Peter R. Shields
President and Chief Executive Officer
SoundBite Communications, Inc.
2 Burlington Woods Drive
Burlington, Massachusetts 01803
(781) 359-2200
(Name, address, including zip code, and telephone
number, including area code, of agent for service)

Copies to:

Mark L. Johnson, Esq. Wilmer Cutler Pickering Hale and Dorr llp 60 State Street Boston, Massachusetts 02109 (617) 526-6000	Mark J. Macenka, Esq. Kenneth J. Gordon, Esq. Goodwin Procter llp Exchange Place Boston, Massachusetts 02109 (617) 570-1000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this registration statement becomes effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)	Dated August 17, 2007

           Shares

Common Stock

This is an initial public offering of shares of our common stock. We are selling           shares of common stock and the selling stockholders are selling 1,282,978 shares of common stock. We will not receive any proceeds from the shares of common stock sold by the selling stockholders. Prior to this offering, there has been no public market for our common stock. We have applied for quotation of our common stock on The NASDAQ Global Market under the symbol “SDBT.” We expect that the public offering price will be between $      and $      per share.

Our business and an investment in our common stock involve significant risks. These risks are described under the caption “Risk Factors” beginning on page 7 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to SoundBite Communications	$	$
Proceeds, before expenses, to the selling stockholders	$	$

The underwriters may also purchase up to an additional           shares from SoundBite and certain selling stockholders at the initial public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments.

The underwriters expect to deliver the shares against payment in New York, New York on          , 2007.

Cowen and Company	Thomas Weisel Partners LLC

Needham & Company, LLC
Cantor Fitzgerald & Co.
America’s Growth Capital

           , 2007

SoundBite On-Demand AVM Solutions

Solutions for

Collections
- Payment Reminders
  - Auto Loans
  - Credit Cards
  - Student Loans
- Late-stage debt

Customer Care
- Welcome calls
- Surveys
- Billing updates

Marketing
- Rewards programs
- Subscriber retention
  - Wireless
  - Media
- New product announcements

One-way alert message

Recorded message
SoundBite communications

Interactive message with Direct Connect to live agent

Right Party verification
Bridge to call center
SoundBite communications

Interactive message with agentless transacton

Right Party verification
Agentless transaction
SoundBite communications

SoundBite® communications

You should rely only on the information contained in this prospectus. We have not, and the selling stockholders and underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the selling stockholders and underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

PROSPECTUS SUMMARY

This summary highlights selected information contained in greater detail elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in our common stock. You should carefully read the entire prospectus, including “Risk Factors” beginning on page 7 and the financial statements and related notes beginning on page F-1, before making an investment decision.

SoundBite Communications

SoundBite Communications is a leading provider of on-demand automated voice messaging, or AVM, solutions. Using a web browser, organizations can employ our service to initiate and manage customer contact campaigns for a variety of collections, customer care and marketing processes. Our service is designed to help organizations increase revenue, enhance customer service and retention, and secure payments by improving their customer contact processes. Our service is designed to improve a contact center’s efficiency by increasing the productivity of contact center agents and facilitating the use of “agentless” transactions.

Our service is provided using a multi-tenant architecture, which enables a single customer communications platform to serve all of our clients cost-effectively. To use our service, an organization does not need to invest in or maintain new hardware, pay licensing or maintenance fees for additional software, or hire and manage dedicated information technology staff. As a result, a new client can begin using our service within a few days. We provide our service under a usage-based pricing model, with prices calculated on a per-minute or per-message basis. Because we implement new features, complementary services and service upgrades on our platform, they become part of our service automatically and can benefit all clients immediately. Our secure platform is designed to serve increasing numbers of clients and growing demand from existing clients, enabling the platform to scale reliably and cost-effectively. Clients used our service to place nearly 1 billion calls in 2006, and our service currently has the capacity to initiate more than 14 million calls each day.

Since January 1, 2006, our on-demand service has been used by more than 200 organizations in a variety of industries, including the collection agencies, financial services, retail, telecommunications and utilities industries. In 2004, we began concentrating our sales and marketing activities on the collection process, and more recently we have targeted collection agencies and debt buyers in the collection agencies industry as well as large in-house collection departments of businesses in other industries. Our sales force focuses on demonstrating the benefits of an on-demand solution and the potential return on investment from the use of our service. Our client base includes 14 of the 20 largest collection agencies in North America (based on 2006 revenue).

Industry Background

Improving the customer contact process is a key strategy by which businesses, governments and other organizations achieve their goals and objectives. Organizations rely on combinations of in-house and outsourced resources to execute inbound and outbound customer communications campaigns using a variety of channels such as direct mail, e-mail, text messaging, web and voice. The efficacy and cost-effectiveness of each channel vary dramatically, depending on whether the channel is being used for marketing, customer care or collections.

The ubiquity and familiarity of the telephone make it a highly effective medium for all types of customer interactions, but organizations historically have encountered significant challenges in managing the individuals required to execute a telephone campaign. For most large organizations, in-house or outsourced contact centers are the hub of customer service efforts and are responsible for managing a wide variety of customer communications campaigns. Contact center agents are expensive to hire and train, are capable of handling only a limited number of calls per hour, and routinely spend time unproductively by, for example, speaking with the wrong individual or waiting to connect with a customer.

In an effort to improve contact center efficiencies, organizations have invested in automation technologies such as predictive dialers, with varying degrees of success. Predictive dialers improve agent productivity by increasing the percentage of time an agent spends talking and can deliver consistent one-way communications without agent involvement. However, predictive dialers require a significant upfront investment and fail to address the inherent inability of agents to provide organizations with the consistency, customization and uniform quality typically required for an effective campaign. Moreover, the vast majority of predictive dialers have been installed on premise, and they face substantial challenges in responding to technological advances such as the routing of contact centers’ voice traffic using Voice over Internet Protocol, or VoIP, telephony.

As a result, many organizations continue to search for a more comprehensive solution to improve the outbound communication process. In the past few years, AVM has emerged as a potential solution to the critical issues facing contact centers. Based on our review of third-party reports and other information, we estimate that the market for AVM solutions will increase from $370 million in 2005 to $1.4 billion in 2010, representing a compounded annual growth rate of 30.5%. An AVM solution must increase contact center efficiencies not only by further increasing the productivity of contact center agents, but also by facilitating “agentless” interactions where appropriate.

Our On-Demand Service

We believe our use of an on-demand delivery model addresses the growing demand for enterprise and other software that is delivered on a usage basis, rather than purchased or licensed. A May 2006 IDC report, for example, estimates that the market for on-demand software, of which the market for on-demand AVM solutions is a subset, will grow from $2.0 billion in 2005 to $4.6 billion in 2010, representing a compounded annual growth rate of 18.0%.

Using a web browser, clients use our service to initiate and manage campaigns for a variety of collections, customer care and marketing processes. We assist clients in selecting service features and adopting best practices that will help them make the best use of our service. We selectively offer performance and predictive analytical capabilities to assist clients in improving the design and execution of their campaigns. Our secure platform is designed to scale reliably and cost-effectively in order to help our clients collectively deliver millions of calls per day.

We believe our clients achieve a demonstrable return on investment because our service improves their contact center productivity without the need for an investment in hardware or software. Key benefits of our service for clients include:

Lower total cost of ownership.  Our service, unlike an on-premise system, does not require clients to invest in or maintain new hardware, pay licensing or maintenance fees for additional software, or hire and manage dedicated IT staff. In addition, because new features and upgrades are implemented on our platform, they become part of our service automatically and benefit clients immediately.

Improved contact center agent productivity.  Our service improves agent performance by screening wrong parties, answering machines and other non-productive calls, which constitute a majority of outbound calls. As a result, an agent using our service can handle approximately three times as many customer interactions each hour as an agent using a predictive dialer.

Enhanced agentless interactions.  Clients can avoid the expense of contact center agents by using our service to automate certain customer interactions. Some interactions are well suited to a structured dialogue that can be predicted and then scripted in advance. For example, automated payment of a subscription renewal or overdue credit card payment can be facilitated without agent intervention.

Burstable capacity.  Our service leverages a multi-carrier telephony backbone with the ability to initiate more than 600,000 outbound calls each hour. This capacity enables clients to “burst” extremely large campaigns during short time periods, when customers are most likely to be at home.

Rapid service deployment and campaign modification.  A new client can initiate its first campaign using our service in a period as short as a few days, using only its existing telephony equipment and Internet connections. New clients avoid the delay associated with installing the hardware and software required for an on-premise system.

Usage-based pricing model.  We provide our service under a usage-based pricing model, with prices calculated on a per-minute or per-message basis. This pricing model limits the risks of adoption of our service by clients and assures clients that we have a strong incentive to provide expected benefits consistently.

Our Strategy

Our objective is to become the leading global provider of on-demand automated customer contact solutions. To achieve this goal, we are pursuing the following:

•	leverage our referenceable client base;

•	exploit our on-demand platform;

•	broaden our service offering;

•	aggressively migrate to VoIP; and

•	selectively pursue strategic acquisitions and relationships.

Our History

We were founded in Delaware in April 2000. Our principal executive offices are located at 2 Burlington Woods Drive, Burlington, Massachusetts 01803, and our telephone number is (781) 359-2200. Our website address is www.soundbite.com. The information on our website is not a part of this prospectus.

SoundBite is our registered service mark in the United States. All other trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners.

The Offering

Common stock offered by us	shares

Common stock offered by the selling stockholders	1,282,978 shares

Common stock to be outstanding after this offering	shares

Directed share program	We have reserved of the shares offered by this prospectus for sale to certain of our officers, directors, employees and other business associates. The number of shares of common stock available for sale to the general public in the public offering will be reduced to the extent these persons purchase any reserved shares. Any shares not so purchased will be offered to the general public on the same basis as other shares offered hereby.

Use of proceeds	We intend to repay all of our outstanding indebtedness with approximately $2.4 million (based on indebtedness outstanding as of August 15, 2007) of our net proceeds of this offering. We intend to use the balance of our net proceeds for general corporate purposes, including working capital and capital expenditures. We may use a portion of our net proceeds to acquire businesses, technologies and products complementary to our operations. See “Use of Proceeds” on page 23. We will not receive any proceeds from the shares of common stock sold by the selling stockholders.

Risk factors	See “Risk Factors” at page 7 for a discussion of factors you should consider carefully before deciding to invest in our common stock.

Proposed NASDAQ Global Market symbol	SDBT

The number of shares of our common stock that will be outstanding immediately after this offering is based on 10,284,248 shares outstanding as of August 15, 2007 and excludes:

•	151,647 shares issuable upon the exercise of warrants outstanding and exercisable as of August 15, 2007, at a weighted average exercise price of $2.91 per share;

•	1,293,289 shares issuable upon the exercise of options outstanding and vested as of August 15, 2007, at a weighted average exercise price of $0.58 per share;

•	775,634 shares issuable upon the exercise of options outstanding, but not vested, as of August 15, 2007, at a weighted average exercise price of $2.32 per share; and

•	1,691,736 shares available for future issuance as of August 15, 2007 under our stock incentive plans.

Except as otherwise noted, the information in this prospectus reflects:

•	the exercise of options to purchase an aggregate of 8,233 of the shares of common stock being offered by selling stockholders;

•	a 1-for-5.68 reverse split of our common stock effected on August 16, 2007;

•	the conversion of all of our outstanding preferred stock into 9,613,942 shares of common stock upon completion of this offering;

•	amendments to our charter and by-laws to be effective upon completion of this offering; and

•	no exercise by the underwriters of their overallotment option.

Summary Financial Data

The following tables summarize our financial data. You should read these data together with the financial statements and related notes appearing elsewhere in this prospectus, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the other financial information included elsewhere in this prospectus.

Pro forma information in the following tables gives effect to the conversion of our outstanding preferred stock into common stock upon completion of this offering, including the resulting reclassification of a $1.0 million warrant liability to additional paid in capital. Pro forma as adjusted information in the balance sheet table further reflects (a) our sale of           shares of common stock in this offering at an assumed initial public offering price of $      per share, after deducting the estimated underwriting discount and offering expenses payable by us, (b) the exercise of options by selling stockholders to acquire 8,233 of the shares offered hereby and (c) our application of the net proceeds from our sale of common stock in this offering. Working capital is defined as current assets less current liabilities.

	Years Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
	(in thousands, except per share data)
Statement of Operations Data:
Revenues	$7,754	$16,448	$29,069	$12,176	$18,099
Cost of revenues	2,750	4,967	9,505	4,028	6,860

Gross profit	5,004	11,481	19,564	8,148	11,239

Operating expenses:
Research and development	1,208	2,098	3,453	1,595	1,874
Sales and marketing	2,715	5,888	12,172	5,153	6,855
General and administrative	1,714	2,221	3,820	1,699	2,353

Total operating expenses	5,637	10,207	19,445	8,447	11,082

Operating income (loss)	(633)	1,274	119	(299)	157

Other income (expense):
Interest income	12	150	299	151	134
Interest expense	(245)	(264)	(398)	(182)	(145)
Warrant charge for change in fair value(1)	—	—	(177)	—	(557)
Other, net	—	—	6	6	—

Total other expense, net	(233)	(114)	(270)	(25)	(568)

Income (loss) before cumulative change in accounting	(866)	1,160	(151)	(324)	(411)
Cumulative change in accounting	—	—	28	28	—

Net income (loss)	(866)	1,160	(123)	(296)	(411)
Accretion of preferred stock	—	(24)	(45)	(22)	(22)
Deemed dividend	(117)	—	—	—	—

Net income (loss) attributable to common stockholders	$(983)	$1,136	$(168)	$(318)	$(433)

Net income (loss) attributable to common stockholders:
Basic	$(2.14)	$2.41	$(0.30)	$(0.61)	$(0.69)
Diluted	$(2.14)	$0.13	$(0.30)	$(0.61)	$(0.69)
Weighted average common shares outstanding:
Basic	459	471	557	524	630
Diluted	459	9,045	557	524	630
Pro forma net loss per common share:
Basic			$(0.02)		$(0.04)
Diluted			$(0.02)		$(0.04)
Pro forma weighted average common shares outstanding:
Basic			10,171		10,244
Diluted			10,171		10,244

(1)	The warrant charges in the year ended December 31, 2006 and the six months ended June 30, 2007 are noncash charges reflecting increases during these periods in the fair value of our outstanding warrants to purchase redeemable convertible preferred stock. These warrant charges were recorded in accordance with Financial Accounting Standards Board Staff Position No. 150-5, which we adopted as of January 1, 2006. We may incur warrant charges reflecting changes in the fair value of these warrants in future periods prior to the completion of this offering. Upon completion of this offering, these warrants will become convertible for common stock and no further charges will be made to adjust for changes in the fair value of the warrants. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — Freestanding Preferred Stock Warrants” on page 41 and notes 2 and 9 to the financial statements beginning on page F-1.

	As of June 30, 2007
			Pro Forma
	Actual	Pro Forma	As Adjusted
	(in thousands)

Balance Sheet Data:
Cash and cash equivalents	$5,538	$5,538	$
Working capital	7,703	8,742
Total assets	18,890	18,890
Total indebtedness, including current portion	2,645	2,645	—
Redeemable convertible preferred stock	30,810	—	—
Total stockholders’ equity (deficit)	(20,052)	11,797

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below and all of the other information contained in this prospectus before deciding whether to purchase our common stock. The market price of our common stock could decline due to any of these risks and uncertainties, and you might lose all or part of your investment in our common stock.

Risks Related to Our Business and Industry

If the market for automated voice messaging products and services does not develop as we anticipate, our revenues would decline or fail to grow and we could incur operating losses.

We derive, and expect to continue to derive for the foreseeable future, almost all of our revenues by providing our on-demand automated voice messaging, or AVM, service to businesses, governments and other organizations. Due to advances in technology, the market for AVM products and services continues to evolve, and it is uncertain whether our service will achieve and sustain high levels of demand and market acceptance. Our success will depend to a substantial extent on the willingness of organizations to use our service.

Some organizations may be reluctant or unwilling to use AVM products and services for a number of reasons, including the perceived effectiveness of products and services based on other delivery channels, such as direct mail, e-mail, text messaging, and web, or other technologies, such as interactive voice response systems and predictive dialers. In addition, organizations may lack knowledge about the potential benefits that AVM product and services can provide. An organization may determine that it can achieve the same, or a higher, level of performance and results from products and services based on other delivery channels or technologies and conclude that those products and services are superior to AVM products and services. Even if an organization determines that AVM products and services offer benefits superior to other customer contact products and services, it might not use AVM products or services because it has previously invested in alternative products or services or in internally developed messaging equipment, because it can obtain acceptable performance and results from alternative products and services available at a lower cost, or because it is unwilling to deliver customer information to a third-party vendor.

If organizations do not perceive the potential and relative benefits of AVM products and services or believe that other customer contact products and services offer a better value because of competitive pricing, the AVM market might not continue to develop or might develop more slowly than we expect, either of which would significantly adversely affect our business, financial condition and operating results. Because the market for AVM products and services is developing and the manner of its development is difficult to predict, we could make errors in predicting and reacting to relevant business trends, which could harm our operating results.

Defects in our platform, disruptions in our service or errors in execution could diminish demand for our service and subject us to substantial liability.

Our on-demand platform is complex and incorporates a variety of hardware and proprietary and licensed software. Internet-based services such as ours frequently experience disruptions from undetected defects when first introduced or when new versions or enhancements are released. From time to time we have found and corrected defects in our platform. Other defects in our platform, or defects in new features, complementary services or upgrades released in the future, could result in service disruptions for one or more clients. Our clients might use our service in unanticipated ways that cause a service disruption for other clients attempting to access their contact list information and other data stored on our platform. In addition, a client may encounter a service disruption or slowdown due to high usage levels of our service. For example, in May 2005 we experienced demand in excess of our then-current capacity, which limited the ability of certain clients to execute their campaigns in their desired timeframes.

Clients engage our client management organization to assist them in creating and managing a campaign. As part of this process, we typically construct and test a script, map the client’s input file into our platform and map our output files to a client-specific format. In order for a campaign to be executed successfully, our client management staff must correctly design, implement, test and deploy these work products. The performance of these tasks can require significant skill and effort, and from time to time has resulted in errors that adversely affected a client’s campaign.

Because clients use our service for critical business processes, any defect in our platform, any disruption in our service or any error in execution could cause existing or potential clients not to use our service, could harm our reputation, and could subject us to litigation and significant liability for damage to our clients’ businesses.

The insurers under our existing liability insurance policy could deny coverage of a future claim that results from an error or defect in our platform or a resulting disruption in our service, or our existing liability insurance might not be adequate to cover all of the damages and other costs of such a claim. Moreover, we cannot assure you that our current liability insurance coverage will continue to be available to us on acceptable terms or at all. The successful assertion against us of one or more large claims that exceeds our insurance coverage, or the occurrence of changes in our liability insurance policy, including an increase in premiums or imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, financial condition and operating results. Even if we succeed in litigation with respect to a claim, we are likely to incur substantial costs and our management’s attention will be diverted from our operations.

Our quarterly operating results can be difficult to predict and can fluctuate substantially, which could result in volatility in the price of our common stock.

Our quarterly revenues and other operating results have varied in the past and are likely to continue to vary significantly from quarter to quarter. Our agreements with clients do not require minimum levels of usage or payments, and our revenues therefore fluctuate based on the actual usage of our service each quarter by existing and new clients. Quarterly fluctuations in our operating results also might be due to numerous other factors, including:

•	our ability to attract new clients, including the length of our sales cycles, or to sell increased usage of our service to existing clients;

•	technical difficulties or interruptions in our service;

•	changes in privacy protection and other governmental regulations applicable to the communications industry;

•	changes in our pricing policies or the pricing policies of our competitors;

•	the financial condition and business success of our clients;

•	purchasing and budgeting cycles of our clients;

•	acquisitions of businesses and products by us or our competitors;

•	competition, including entry into the market by new competitors or new offerings by existing competitors;

•	our ability to hire, train and retain sufficient sales, client management and other personnel;

•	timing of development, introduction and market acceptance of new services or service enhancements by us or our competitors;

•	concentration of marketing expenses for activities such as trade shows and advertising campaigns;

•	expenses related to any new or expanded data centers; and

•	general economic and financial market conditions.

Many of these factors are beyond our control, and the occurrence of one or more of them could cause our operating results to vary widely. Because of quarterly fluctuations, we believe that quarter-to-quarter comparisons of our operating results are not necessarily meaningful.

In recent years, our quarterly revenues have been affected by seasonal factors as the result of the level of revenues we have derived from third-party collection agencies. These factors have caused our revenues in the first quarter to decrease, or increase at a slower rate, as compared to revenues in the immediately preceding fourth quarter. We believe these factors reflect a reduced level of collections processes following the fourth-quarter holiday season and the lower number of business days in the first quarter.

We may fail to forecast accurately the behavior of existing and potential clients or the demand for our service. Our expense levels are based, in significant part, on our expectations as to future revenues and are largely fixed in the short term. As a result, we could be unable to adjust spending in a timely manner to compensate for any unexpected shortfall in revenues. We intend to increase our operating expenses as we expand our research and development, sales and marketing, and administrative organizations. The timing of these increases and the rate at which new personnel become productive will affect our operating results, and, in particular, we could incur operating losses in the event of an unexpected delay in the rate at which development, sales personnel or new marketing initiatives become productive.

Variability in our periodic operating results could lead to volatility in our stock price as equity research analysts and investors respond to quarterly fluctuations. Moreover, as a result of any of the foregoing factors, our operating results might not meet our announced guidance or expectations of investors, in which case the price of our common stock could decrease significantly.

Our clients are not obligated to pay any minimum amount for use of our service on an on-going basis, and if they discontinue use of our service or do not use our service on a regular basis, our revenues would decline.

The agreements we enter into with clients do not require minimum levels of usage or payments and are terminable at will by our clients. The periodic usage of our service by an existing client could decline or fluctuate as a result of a number of factors, including the client’s level of satisfaction with our service, the client’s ability to satisfy its customer contact processes internally, and the availability and pricing of competing products and services. If our service fails to generate consistent business from existing clients, our business, financial condition and operating results will be adversely affected.

We derive a significant portion of our revenues from the sale of our service for use in the collections process, and any event that adversely affects the collection agencies industry or in-house collection departments would cause our revenues to decline.

In recent years, we have focused our sales and marketing activities on the collection process, and have targeted collection agencies and debt buyers in the collection agencies industry as well as large in-house collection departments of businesses in other industries. Revenues from these collection businesses represented 31% of our revenues in 2004, 67% of our revenues in 2005, 80% of our revenues in 2006 and 83% of our revenues in the six months ended June 30, 2007. We expect that revenues from the collection businesses will continue to account for a substantial part of our revenues for the foreseeable future.

Collection businesses are particularly subject to changes in the overall economy and in credit granting practices. Collection businesses are likely to be affected adversely by any sustained economic upturn, any tightening of credit granting practices, or any technological advancement or regulatory change affecting the collection of outstanding indebtedness. Any such occurrence would cause us to lose some or all of the recurring business of our clients in the collections business, which could have a material adverse effect on our business, financial condition and operating results.

Moreover, two clients accounted for a total of 32% of our revenues in 2005 and 26% of our revenues in 2006, and both of those clients are in the collection agencies industry. In addition to the risks associated with collections businesses in general, our business, financial condition and operating results would be negatively affected if either of these clients were to significantly decrease the extent to which they use our service.

Actual or perceived breaches of our security measures could diminish demand for our service and subject us to substantial liability.

Our service involves the storage and transmission of clients’ proprietary information. Internet-based services such as ours are particularly subject to security breaches by third parties. Breaches of our security measures also might result from employee error or malfeasance or other causes. In the event of a security breach, a third party could obtain unauthorized access to our clients’ contact list information and other data. Techniques used to obtain unauthorized access or to sabotage systems change frequently, and they typically are not recognized until after they have been launched against a target. As a result, we could be unable to anticipate, and implement adequate preventative measures against, these techniques. Because of the critical nature of data security, any actual or perceived breach of our security measures could cause existing or potential clients not to use our service, could harm our reputation, and could subject us to litigation and significant liability for damage to our clients’ businesses.

Interruptions or delays in service from our key vendors would impair the delivery of our on-demand service and could substantially harm our business and operating results.

In delivering our service, we rely upon a combination of hosting providers, telecommunication carriers and data carriers. We serve our clients from two third-party hosting facilities. One of our facilities is located in Ashburn, Virginia, and is owned and operated by Equinix under an agreement that expires in March 2008. The other facility is located in Somerville, Massachusetts, and is owned and operated by InterNap under an agreement that expires in January 2009. If we are unable to renew these agreements on commercially reasonable terms following their termination, we will need to incur significant expense to relocate our data center or agree to the terms demanded by the hosting provider, either of which could harm our business, financial position and operating results.

As of June 30, 2007, our clients’ campaigns were handled through a mix of telecommunication carriers and data carriers. We rely on these carriers to handle millions of customer contacts each day. We have contracts with these carriers that can be terminated by either party at the end of the contract term upon written notice delivered by either party a specified number of days before the end of the term. In addition, we can terminate the contracts at any time upon written notice delivered a specified number of days in advance, subject to the payment of specified termination charges. If a contract is terminated, we might be unable to obtain pricing on similar terms from another carrier, which would affect our gross margins and other operating results.

Our hosting facilities and our carriers’ infrastructures are vulnerable to damage or interruption from floods, fires and similar natural events, as well as acts of terrorism, break-ins, sabotage, intentional acts of vandalism and similar misconduct. The occurrence of such a natural disaster or misconduct, a loss of power, a decision by either of our hosting providers to close the facilities without adequate notice, or other unanticipated problems could result in lengthy interruptions in our service. Any interruption or delay in our service, even if for a limited time, could have an adverse effect on our business, financial condition and operating results.

Our business will be harmed if we fail to develop new features that keep pace with technological developments or to transition successfully to a Voice over Internet Protocol telephony infrastructure.

Organizations can use a variety of communication channels to reach their customers or other intended contacts. Recent technological advances have resulted in new communication channels, such as text messaging, and improvements in existing services and products, such as predictive dialers, that threaten to eliminate the competitive advantages of our AVM service. Our business, financial condition and operating results will be adversely affected if we are unable to complete and introduce, in a timely manner, new features for our existing service that keep pace with technological developments. For example, because most of our clients access our service using a web browser, we must modify and enhance our service from time to time to keep pace with new browser technology. In addition, we currently are transitioning to a Voice over Internet Protocol, or VoIP, telephony infrastructure, and we cannot assure you that we will be able to complete this migration on our anticipated schedule or budget or that we ultimately will realize the cost savings and other benefits we anticipate from this migration.

If the on-demand delivery model is not widely accepted for AVM services, our revenues would decline or fail to grow and we could incur operating losses.

All of our clients access and use our AVM service on an on-demand basis. Our success will depend to a substantial extent on the willingness of organizations to increase their use of an on-demand delivery model for enterprise applications in general and for AVM services in particular. Many organizations have invested substantial financial and personnel resources to integrate traditional enterprise software and associated hardware into their businesses, and they might be reluctant or unwilling to migrate to an on-demand delivery model. Market acceptance of our on-demand delivery model for AVM services also might be limited by numerous other factors, including:

•	the security capabilities and reliability of our on-demand service;

•	reluctance by organizations to trust third parties to store and manage critical customer data;

•	our ability to continue to achieve and maintain high levels of client satisfaction;

•	the level of customization we offer;

•	our ability to meet the needs of broader segments of the customer contact market;

•	a substantial decrease in the cost of hardware and software necessary for organizations to maintain their customer contact technology in-house; and

•	adverse publicity about us, our service or on-demand AVM services in general, whether based on poor performance by us or our competitors or on third-party reviews and industry analyst reports.

Many of these factors are beyond our control. If businesses do not perceive the benefits of on-demand AVM services, then the market for on-demand AVM services might not develop further, or it could develop more slowly than we expect, either of which would adversely affect our business, financial condition and operating results.

We face intense competition, and our failure to compete successfully would make it difficult for us to add and retain clients and would impede the growth of our business.

The market for AVM solutions is intensely competitive, changing rapidly and fragmented. It is subject to rapidly developing technology, shifting client requirements, frequent introductions of new products and services, and increased marketing activities of industry participants. Increased competition could result in pricing pressure, reduced sales or lower margins, and could prevent our service or future customer contact solutions from achieving or maintaining broad market acceptance. If we are unable to compete effectively, it will be difficult for us to add and retain clients and our business, financial condition and operating results will be seriously harmed.

Predictive dialers have been the basic method of AVM contact for the last two decades, and the vast majority of telephony customer contact today is completed using predictive dialer technology. Our service competes with on-premise predictive dialers from a limited number of established vendors and a number of smaller vendors, as well as predictive dialers hosted by some of those smaller vendors on an application service provider basis. Many organizations have invested in on-premise predictive dialers and are likely to continue using those dialers until the dialers are no longer operational, despite the availability of new features and functionality in our service or in other AVM solutions. In addition, the on-demand service delivery model is relatively new, and many organizations have not yet fully adopted or accepted a fully hosted delivery model.

Our AVM service also competes with a number of hosted AVM solutions. A limited number of established vendors and a number of smaller, privately held companies offer hosted AVM services that compete principally on the basis of price rather than features. In addition, a small number of vendors focus on providing hosted AVM services with features more comparable to ours. These vendors generally compete on the basis of return on investment and features, rather than price. Other companies may enter the market by offering competing products or services based on emerging technologies, such as open-source frameworks, and may compete on the basis of either features or price.

Some of our competitors have significantly greater financial, technical, marketing, service and other resources than we have. These vendors also have larger installed client bases and longer operating histories. Competitors with greater financial resources might be able to offer lower prices, additional products or services, or other incentives that we cannot match or offer. These competitors could be in a stronger position to respond quickly to new technologies and could be able to undertake more extensive marketing campaigns.

Mergers or other strategic transactions involving our competitors could weaken our competitive position, which could harm our operating results.

Our industry is highly fragmented, and we believe it is likely that some of our existing competitors will consolidate or will be acquired. West Corporation, a provider of outsourced communications services, acquired CenterPost Communications, a provider of enterprise multi-channel solutions for automating customer communications, in February 2007 and acquired TeleVox Software, a provider of communication and automated messaging services to the healthcare industry, in March 2007. In addition, some of our competitors may enter into new alliances with each other or may establish or strengthen cooperative relationships with systems integrators, third-party consulting firms or other parties. Any such consolidation, acquisition, alliance or cooperative relationship could lead to pricing pressure and our loss of market share and could result in a competitor with greater financial, technical, marketing, service and other resources, all of which could have a material adverse effect on our business, operating results and financial condition.

Our continued growth could strain our personnel resources and infrastructure, and if we are unable to implement appropriate controls and procedures to manage our growth, we will not be able to implement our business plan successfully.

We are currently experiencing a period of rapid growth in our headcount and operations. To the extent that we are able to sustain such growth, it will place a significant strain on our management, administrative, operational and financial infrastructure. Our success will depend in part upon the ability of our senior management to manage this growth effectively. To do so, we must continue to hire, train and manage new employees as needed. If our new hires perform poorly, or if we are unsuccessful in hiring, training, managing and integrating these new employees, or if we are not successful in retaining our existing employees, our business would be harmed. To manage the expected growth of our operations and personnel, we will need to continue to improve our operational, financial, and management controls and our reporting systems and procedures. The additional headcount we are adding will increase our cost base, which will make it more difficult for us to offset any future revenue shortfalls by reducing expenses in the short term. If we fail to successfully manage our growth, we will be unable to execute our business plan.

If we fail to retain our chief executive officer, chief operating and financial officer, chief technology officer, and other key personnel, our business would be harmed and we might not be able to implement our business plan successfully.

Our future success depends upon the continued service of our executive officers and other key sales, marketing, service, engineering and technical staff. In particular, each of Peter Shields, our chief executive officer and president, Robert Leahy, our chief operating officer and chief financial officer, and Timothy Segall, our chief technology officer, is critical to the management of our business and operations. None of our executive officers or other key personnel is bound by an employment agreement, and therefore they can cease their employment with us at any time with no advance notice. We do not maintain key person life insurance on any of our employees. We are dependent on our executive officers and other key personnel, and the loss of any of them would harm our operations and could prevent us from successfully implementing our business plan in a timely manner, if at all.

Failure to expand our direct sales force successfully will impede our growth.

We are highly dependent on our direct sales force to obtain new clients and to generate repeat business from our existing client base. It is therefore critical that our direct sales force maintain regular contact with our clients, both to gauge client satisfaction with our service as well as to highlight the value that use of our service adds to their enterprises. There is significant competition for direct sales personnel. Our ability to achieve significant growth in revenues in the future will depend in large part on our success in recruiting, training and retaining sufficient numbers of direct sales personnel. New hires require significant training and typically take more than a year before they achieve full productivity. Our recent and planned hires might not achieve full productivity as quickly as intended, or at all. If we fail to hire and successfully train sufficient numbers of direct sales personnel, we will be unable to increase our revenues and the growth of our business will be impeded.

Because competition for employees in our industry is intense, we might not be able to attract and retain the highly skilled employees we need to execute our business plan.

To continue to execute our business plan, we must attract and retain highly qualified personnel. Competition for these personnel is intense, especially for senior engineers and senior sales executives. We might not be successful in attracting and retaining qualified personnel. We have experienced from time to time in the past, and expect to continue to experience in the future, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. Many of the companies with which we compete for experienced personnel have greater resources than we have. In addition, in making employment decisions, particularly in technology-based industries, job candidates often consider the value of the stock options they are to receive in connection with their employment. Volatility in the price of our common stock could therefore, adversely affect our ability to attract or retain key employees. Furthermore, the requirement to expense stock options could discourage us from granting the size or type of stock options awards that job candidates require to join our company. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business plan and future growth prospects could be severely harmed.

If we are unable to protect our intellectual property rights, we would be unable to protect our proprietary technology and our brand.

If we fail to protect our intellectual property rights adequately, our competitors could gain access to our technology and our business could be harmed. We rely on trade secret, copyright and trademark laws, and confidentiality and assignment of invention agreements with employees and third parties, all of which offer only limited protection. The steps we have taken to protect our intellectual property might not prevent misappropriation of our proprietary rights. We have only three issued patents and one patent application pending in the United States. Our issued patents and any patents issued in the future, may not provide us with any competitive advantages or may be successfully challenged by third parties. Furthermore, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights in other countries are uncertain and might afford little or no effective protection of our proprietary technology. Consequently, we could be unable to prevent our intellectual property rights from being exploited abroad, which could diminish international sales or require costly efforts to protect our technology. Policing the unauthorized use of intellectual property rights is expensive, difficult and, in some cases, impossible. Litigation could be necessary to enforce or defend our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of the proprietary rights of others. Any such litigation could result in substantial costs and diversion of management resources, either of which could harm our business. Accordingly, despite our efforts, we might not be able to prevent third parties from infringing upon or misappropriating our intellectual property.

Our product development efforts could be constrained by the intellectual property of others, and we could be subject to claims of intellectual property infringement, which could be costly and time-consuming.

The customer contact and telecommunications industries are characterized by the existence of a large number of patents, trademarks and copyrights, and by frequent litigation based upon allegations of infringement or other violations of intellectual property rights. As we seek to extend our service, we could be constrained by the intellectual property rights of others. We might not prevail in any future intellectual property infringement litigation given the complex technical issues and inherent uncertainties in litigation. Any claims, regardless of their merit, could be time-consuming and distracting to management, result in costly litigation or settlement, cause product development delays, or require us to enter into royalty or licensing agreements. If our service violates any third-party proprietary rights, we could be required to re-engineer our service or seek to obtain licenses from third parties, which might not be available on reasonable terms or at all. Any efforts to re-engineer our service, obtain licenses from third parties on favorable terms or license a substitute technology might not be successful and, in any case, might substantially increase our costs and harm our business, financial condition and operating results. Further, our platform incorporates open source software components that are licensed to us under various public domain licenses. While we believe we have complied with our obligations under the various applicable licenses for open source software that we use, there is little or no legal precedent governing the interpretation of many of the terms of certain of these licenses and therefore the potential impact of such terms on our business is somewhat unknown.

Our platform relies on technology licensed from third parties, and our inability to maintain licenses of this technology on similar terms or errors in the licensed technology could result in increased costs or impair the implementation or functionality of our service, which would adversely affect our business and operating results.

Our multi-tenant customer communication platform relies on technology licensed from third-party providers. For example, we use the Apache web server, the BEA WebLogic application server, Nuance text-to-speech and automated speech recognition software, and the Oracle database. We anticipate that we will need to continue to license technology from third parties in the future. There might not always be commercially reasonable software alternatives to the third-party software that we currently license. Any such software alternatives could be more difficult or costly to replace than the third-party software we currently license, and integration of that software into our platform could require significant work and substantial time and resources. Any undetected errors in the software we license could prevent the implementation of our service, impair the functionality of our service, delay or prevent the release of new features, complementary services or upgrades, and injure our reputation. Our use of additional or alternative third-party software would require us to enter into license agreements with third parties, which might not be available on commercially reasonable terms or at all.

Any expansion of our business into international markets would expose us to additional business risks, and failure to manage those risks could adversely affect our business and operating results.

To date, we have focused our sales and marketing efforts principally on organizations located in the United States. Organizations in the United States accounted for substantially all of our revenues in each of 2004, 2005 and 2006. We may determine to commence operations in one or more other countries. Those operations would be subject to a number of risks and potential costs, including:

•	difficulty in establishing, staffing and managing international sales operations;

•	challenges encountered under local business practices, which vary by country and often favor local competitors;

•	challenges caused by distance, language and cultural differences;

•	compliance with multiple, conflicting and changing laws and regulations, including employment and tax laws and regulations;

•	longer payment cycles in some countries;

•	currency exchange rate fluctuations; and

•	limited protection of intellectual property in some countries outside of the United States.

Our failure to manage the risks associated with our international operations effectively could limit the future growth of our business and adversely affect our operating results. Any expansion of our international operations could require a substantial financial investment and significant management efforts.

Our limited operating history makes predicting future operating results more difficult.

We were founded and began offering our on-demand service in 2000. You must consider our business and prospects in light of the risks, expenses and difficulties we encounter as a relatively new company in a rapidly changing market, including:

•	we have a single service offering and face risks in developing complementary services or new service offerings;

•	we could encounter difficulties in managing the growth, if any, of our business; and

•	we could be unable to forecast accurately the behavior of existing and potential clients or the demand for customer contact products.

We could fail to address one or more of these risks successfully. In addition, due to our relatively limited history, any historical operating, financial or business information relating to our operations might not be indicative of future results. We incurred a net loss in each of 2004 and 2006, and we cannot assure you that we will be able to generate net income in the current or any future fiscal year or quarter or that we will be able to forecast accurately our operating results for any future fiscal year or quarter.

We might enter into acquisitions that are difficult to integrate, disrupt our business, dilute stockholder value or divert management attention.

We intend to pursue acquisitions of businesses, technologies, and products that will complement our existing operations. We cannot assure you that any acquisition we make in the future will provide us with the benefits we anticipated in entering into the transaction. Acquisitions are typically accompanied by a number of risks, including:

•	difficulties in integrating the operations and personnel of the acquired companies;

•	maintenance of acceptable standards, controls, procedures and policies;

•	potential disruption of ongoing business and distraction of management;

•	impairment of relationships with employees and clients as a result of any integration of new management and other personnel;

•	inability to maintain relationships with clients of the acquired business;

•	difficulties in incorporating acquired technology and rights into products and services;

•	unexpected expenses resulting from the acquisition;

•	potential unknown liabilities associated with acquired businesses; and

•	unanticipated expenses related to acquired technology and its integration into existing technology.

Acquisitions could result in the incurrence of debt, restructuring charges and large one-time write-offs, such as write-offs for acquired in-process research and development costs. Acquisitions could also result in goodwill and other intangible assets that are subject to impairment tests, which might result in future impairment charges. Furthermore, if we finance acquisitions by issuing convertible debt or equity securities, our existing stockholders would be diluted and earnings per share could decrease.

From time to time, we might enter into negotiations for acquisitions that are not ultimately consummated. Those negotiations could result in diversion of management time and significant out-of-pocket costs. If we fail to evaluate and execute acquisitions properly, we could fail to achieve our anticipated level of growth and our business and operating results could be adversely affected.

The consolidation of our customers can reduce the number of our customers and adversely affect our business.

Some of our significant clients from time to time may merge, consolidate or enter into alliances with each other. The surviving entity or resulting alliance may subsequently decide to use a different service provider or to manage customer contact campaigns internally. Alternatively, the surviving entity or resulting alliance may elect to continue using our service, but its strengthened financial position or enhanced leverage may lead to pricing pressure. Either of these results could have a material adverse effect on our business, operating results and financial condition. We may not be able to offset the effects of any such price reductions, and may not be able to expand our client base to offset any revenue declines resulting from such a merger, consolidation or alliance.

Our ability to use net operating loss carryforwards in the United States may be limited.

As of December 31, 2006, we had net operating loss carryforwards of $11.8 million for U.S. federal tax purposes and an additional $11.8 million for state tax purposes. These loss carryforwards expire between 2007 and 2026. To the extent available, we intend to use these net operating loss carryforwards to reduce the corporate income tax liability associated with our operations. Section 382 of the Internal Revenue Code generally imposes an annual limitation on the amount of net operating loss carryforwards that may be used to offset taxable income when a corporation has undergone significant changes in stock ownership. We believe that ownership changes occurred in 2000 and 2001 and, as a result, in 2006 reduced our net operating loss carryforwards by $6.8 million. Our ability to utilize net operating loss carryforwards may be limited by the issuance of common stock in this offering. To the extent our use of net operating loss carryforwards is significantly limited, our income could be subject to corporate income tax earlier than it would if we were able to use net operating loss carryforwards, which could result in lower profits.

If we are unable to raise capital when needed in the future, we may be unable to execute our growth strategy, and if we succeed in raising capital, we may dilute your percentage ownership of our common stock or may subject our company to interest payment obligations and restrictive covenants.

We may need to raise additional funds through public or private debt or equity financings in order to:

•	fund ongoing operations;

•	take advantage of opportunities, including more rapid expansion of our business or the acquisition of complementary products, technologies or businesses;

•	develop new products; and

•	respond to competitive pressures.

Any additional capital raised through the sale of equity may dilute your percentage ownership of our common stock. Capital raised through debt financing would require us to make periodic interest payments and may impose potentially restrictive covenants on the conduct of our business. Furthermore, additional financings may not be available on terms favorable to us, or at all. A failure to obtain additional funding could prevent us from making expenditures that may be required to grow or maintain our operations.

Risks Related to Regulation of Use of Our Service

We derive a significant portion of our revenues from the sale of our service for use in the collections process, and our business and operating results could be substantially harmed if new U.S. federal and state laws or regulatory interpretations in one or more jurisdictions either make our service unavailable or less attractive for use in the collections process or expose us to regulation as a debt collector.

Revenues from clients in the collection agencies industry and large in-house, or first-party, collection departments represented 31% of our revenues in 2004, 67% of our revenues in 2005, 80% of our revenues in 2006 and 83% of our revenues in the six months ended June 30, 2007. These clients’ use of our service is affected by an array of complex federal and state laws and regulations. The U.S. Fair Debt Collection Practices Act, or FDCPA, limits debt collection communications by clients in the collection agencies industry, including third parties retained by creditors. For example, the FDCPA prohibits abusive, deceptive and other improper debt collection practices, restricts the timing and content of communications regarding a debt or a debtor’s location, and allows consumers to opt out of receiving debt collection communications. In general, the FDCPA also prohibits the use of debt collection calls to cause debtors to incur more debt. Many states impose additional requirements on debt collection communications, including limits on the frequency of debt collection calls, and some of those requirements may be more stringent than the comparable federal requirements. Moreover, regulations governing debt collection calls are subject to changing interpretations that may be inconsistent among different jurisdictions. Our business, financial position and operating results could be substantially harmed by the adoption or interpretation of U.S. federal or state laws or regulations that make our service either unavailable or less attractive for debt collection communications by existing and potential clients.

We provide our service for use by creditors and debt collectors, but we do not believe that we are a debt collector for purposes of these U.S. federal or state regulations. An allegation by one or more jurisdictions that we are a debt collector for purposes of their regulations could cause existing or potential clients not to use our service, harm our reputation, subject us to administrative proceedings, or result in our incurring significant legal fees and other costs. If it were to be determined that we are a debt collector for purposes of the regulations of one or more jurisdictions, we could be exposed to government enforcement actions and regulatory penalties and would be subject to additional rules, including licensing and bonding requirements. The costs of complying with these rules could be substantial, and we might be unable to continue to offer our service for debt collection communications in those jurisdictions, which would have a material adverse effect on our business, financial condition and operating results. In addition, if clients use our service in violation of limits on the content, timing and frequency of their debt collection communications, we could be subject to claims by consumers that result in costly legal proceedings and that lead to civil damages, fines or other penalties.

We could be subject to significant penalties or damages if our clients violate U.S. federal or state restrictions on the use of artificial or prerecorded messages to contact wireless telephone numbers, and our business and operating results could be substantially harmed if those restrictions make our service unavailable or less attractive for use in the collections process.

Under the U.S. Telephone Consumer Protection Act, it is unlawful to use an automatic telephone dialing system or an artificial or prerecorded message to contact any cellular or other wireless telephone number, unless the recipient previously has consented to receiving this type of message or is not charged for the message. Our service involves the use of artificial and prerecorded messages. Although our service is designed to enable a client to screen a contact list to remove wireless telephone numbers, a client may determine that voice or text messages to certain wireless telephone numbers are permitted because the recipients previously have consented to receiving artificial or prerecorded messages. We cannot ensure that, in using our service for a campaign, a client removes from its contact list the names of all persons who are associated with wireless telephone numbers and who have not consented to receiving artificial or prerecorded messages or, in particular, that the client properly interprets and applies the exemption for recipients who have consented to receiving such messages. Many states have enacted similar restrictions on using automatic dialing systems and artificial and prerecorded messages to contact wireless telephone numbers, and some of those state requirements may be more stringent than the comparable federal requirements. If clients use our service in a manner that violates any of these regulations, federal or state authorities may seek to subject us to regulatory fines or other penalties, even if the violation did not result from a failure of our service. If clients use our service to screen for wireless telephone numbers and our screening mechanisms fail, we may be subject to regulatory fines or other penalties as well as contractual claims by clients for damages, and our reputation may be harmed.

Regulatory restrictions on artificial and prerecorded messages present particular problems for businesses in the collection agencies industry. These third-party collection agencies and debt buyers do not have direct relationships with the consumer debtors and therefore typically do not have the ability to obtain from a debtor the consent required to permit the use of artificial or prerecorded messages in contacting a debtor at a wireless telephone number. These businesses’ lack of a direct relationship with debtors also makes it more difficult for them to evaluate whether a debtor has provided such a consent. For example, a collection agency frequently must evaluate whether past actions taken by a debtor, such as providing a cellular telephone number in a loan application, constitute consent sufficient to permit the agency to contact the debtor using artificial or prerecorded messages. Moreover, a significant period of time elapses between the time at which a loan is made and the time at which a collection agency or debt buyer seeks to contact the debtor for repayment, which further complicates the determination of whether the collection agency or debt buyer has the required consent to use artificial or prerecorded messages. The difficulties encountered by these third-party collection businesses are becoming increasingly problematic as the percentage of U.S. consumers using cellular telephones continues to increase. If these third-party collection businesses are unable to use artificial or prerecorded messages to contact a substantial portion of their debtors, our service will be less useful to them. If our clients in the collection agencies industry significantly decrease their use of our service, our business, financial position and operating results would be substantially harmed.

We could be subject to penalties if we or our clients violate federal or state telemarketing restrictions due to a failure of our service or otherwise, which could harm our financial position and operating results.

The use of our service for marketing communications is affected by extensive federal and state telemarketing regulation. The Telemarketing and Consumer Fraud and Abuse Prevention Act and Telephone Consumer Protection Act, among other U.S. federal laws, empower both the Federal Trade Commission, or FTC, and the Federal Communications Commission, or FCC, to regulate interstate telephone sales calling activities. The FTC’s Telemarketing Sales Rule requires us to transmit Caller ID information, disclose certain information to call recipients and retain business records. This rule proscribes misrepresentations, prohibits the abandonment of telemarketing calls and limits the timing of calls to consumers. If we fail to comply with applicable FTC telemarketing regulations, we may be subject to substantial regulatory fines or other penalties as well as contractual claims by clients for damages, and our reputation may be harmed. The FTC’s Telemarketing Sales Rule, for example, imposes fines of up to $11,000 per violation. If clients use our service in a manner that violates any of these telemarketing regulations, the FTC may seek to subject us to regulatory fines or other penalties, even if the violation did not result from a failure of our service.

In addition, FCC and FTC regulations restrict the use of automatic telephone dialing systems, predictive dialing techniques, and artificial or prerecorded voice messages for a wide variety of purposes, including telemarketing calls. In particular, those regulations prohibit an organization from using artificial or prerecorded voice messages in a telemarketing call unless the organization has an established business relationship, or EBR, with the recipient. We cannot ensure that, in using our service for a campaign, a client removes from its contact list the names of all persons with whom the client does not have an EBR or that the client properly interprets and applies the EBR exemption. If clients use our service to place unauthorized calls or in a manner that otherwise violates EBR restrictions, U.S. federal or state authorities may seek to subject us to substantial regulatory fines or other penalties, even if the violation did not result from a failure of our screening mechanisms. In October 2006, the FTC requested public comments on a proposal that would have, in effect, eliminated as of January 2, 2007, the EBR-based exemption from the restrictions on the use of prerecorded messages. In December 2006, the FTC announced that it was postponing any implementation of the proposal pending further consideration of comments received. We are unable to predict whether, or when, the FTC may determine to implement such proposal. If the FTC implements the proposal, or if it otherwise narrows or repeals the EBR exemptions, our operating results could be adversely affected and our future growth prospects could be severely harmed.

Many states have enacted prohibitions or restrictions on telemarketing calls into their states, specifically covering the use of automatic dialing systems and predictive dialing techniques. Some of those state requirements are more stringent than the comparable federal requirements. If clients use our service in a manner that violates any of these telemarketing regulations, state authorities may seek to subject us to regulatory fines or other penalties, even if the violation did not result from a failure of our service.

To the extent that our service is used to send e-mail or text messages, our clients will be, and we may be, affected by regulatory requirements in the United States. Organizations may determine not to use these channels because of prior consent, or opt-in, requirements or other regulatory restrictions, which could harm our future business growth.

Our failure to comply with numerous and overlapping information security and privacy requirements could subject us to fines and other penalties as well as claims by our clients for damages, any of which could harm our reputation and business.

Our collection, use and disclosure of personal information are affected by numerous privacy, security and data protection regulations. We are subject to the FTC’s Gramm-Leach-Bliley Privacy Rule when we receive nonpublic personal information from clients that are treated as financial institutions under those rules. These rules restrict disclosures of consumer information and limit uses of such information to certain purposes that are disclosed to consumers. The related Gramm-Leach-Bliley Safeguards Rule requires our financial institution clients to impose administrative, technical and physical data security measures in their contracts with us. Compliance with these contractual requirements can be costly, and our failure to satisfy these requirements could lead to regulatory penalties or contractual claims by clients for damages.

Some of our services require us to receive consumer information that is protected by the Fair Credit Reporting Act, which defines permissible uses of consumer information furnished to or obtained from consumer reporting agencies. We generally rely on our clients’ assurances that any such information is requested and used for permissible purposes, but we cannot be certain that our clients comply with these restrictions. We could incur costs or could be subject to fines or other penalties if the FTC determines that we have mishandled protected information.

Many jurisdictions, including the majority of states, have data security laws including data security breach notification laws. When our clients operate in industries that have specialized data privacy and security requirements, they may be subject to additional data protection restrictions. For example, the federal Health Insurance Portability and Accountability Act, or HIPAA, regulates the maintenance, use and disclosure of personally identifiable health information by certain health care-related entities. States may adopt privacy and security regulations that are more stringent than federal rules. If we experience a breach of data security, we could be subject to costly legal proceedings that could lead to civil damages, fines or other penalties. We or our clients could be required to report such breaches to affected consumers or regulatory authorities, leading to disclosures that could damage our reputation or harm our business, financial position and operating results.

We may record certain of our calls for quality assurance, training or other purposes. Many states require both parties to consent to such recording, and may adopt inconsistent standards defining what type of consent is required. Violations of these rules could subject us to fines or other penalties, criminal liability, or claims by our clients for damages, any of which could hurt our reputation or harm our business, financial position and operating results.

It may be impossible for us to comply with the different data protection regulations that affect us in different jurisdictions. For example, the USA PATRIOT Act provides U.S. law enforcement authorities certain rights to obtain personal information in the control of U.S. persons and entities without notifying the affected individuals. Some foreign laws, including some in Canada and the European Union, prohibit such disclosures. Such conflicts could subject us and our clients to costs, liabilities or negative publicity that could impair our ability to expand our operations into some countries and therefore limit our future growth.

Any expansion of our business into international markets would require us to comply with additional debt collection, telemarketing, data privacy or similar regulations, which could make it costly or difficult to operate in these markets.

Our clients are located principally in the United States, with a limited number located in Canada and the United Kingdom. We may determine to commence or expand our operations in one or more other countries. Any such country may have laws and regulations governing debt collection, telemarketing, data privacy or other communications activities comparable in purpose to the U.S. and state laws and regulations described above. Compliance with these requirements may be costly and time consuming, and may limit our ability to operate successfully in one or more foreign jurisdictions.

For example, our current telemarketing activities in the United Kingdom are affected by a comprehensive telemarketing regulation, including a prohibition on calls to numbers on the UK’s national do-not-call registry, the Telephone Preference Service. Canada may establish a similar national do-not-call registry. The Canadian Radio-Television and Telecommunications Commission, or CRTC, already requires telemarketers to maintain their own do-not-call lists, and the CRTC prohibits the use of automatic dialing and announcing devices for solicitations except in limited circumstances.

Outside of the United States, our business is likely to be subject to more stringent data protection regulations. For example, the Canadian Personal Information Protection and Electronics Documents Act and similar Canadian provincial laws restrict the use, collection, and disclosure of personal information, require security safeguards, and could require contractual commitments in our client contracts. The European Union Directive on Data Protection and national implementing laws restrict collection, use and disclosure of personal data in EU countries and prohibits transfers of this information to the United States unless specified precautions are implemented.

Risks Related to this Offering and Ownership of Our Common Stock

Because there has not been a public market for our common stock and our stock price might be volatile, you might not be able to resell your shares at or above the initial public offering price.

Prior to this offering, our common stock could not be bought or sold publicly. We cannot predict the extent to which investors’ interests will lead to an active trading market for our common stock or the extent to which the market price of our common stock will be volatile following this offering. The initial public offering price for our common stock will be determined through negotiations with the underwriters. The trading prices of common stock of newly public technology companies have often been highly volatile and varied significantly from their initial public offering prices. The trading price of our common stock could decrease significantly from the initial public offering price due to numerous factors, many of which are beyond our control, including:

•	departures of key personnel;

•	variations in our quarterly operating results;

•	announcements by our competitors of significant contracts, new products or services, or acquisitions;

•	changes in governmental regulations and standards affecting the market for AVM products and services or customer contact solutions in general, including implementation of additional regulations relating to consumer data privacy;

•	decreases in financial estimates of equity research analysts with respect to our common stock;

•	actual or potential sales of our common stock by us or our officers, directors or principal stockholders;

•	decreases in market valuations of customer contact companies;

•	fluctuations in stock market prices and volumes; and

•	damages, settlements, legal fees and other costs related to litigation, claims and other contingencies.

In the past, securities class action litigation often has been initiated against a company following a period of volatility in the market price of the company’s securities. If class action litigation is initiated against us, we will incur substantial costs and our management’s attention will be diverted from our operations. All of these factors could cause the market price of our stock to decline, and you could lose some or all of your investment.

If equity research analysts do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our common stock, the price of our common stock could decline.

The trading market for our common stock will depend in part on the research and reports that equity research analysts publish about our company and business. The price of our stock could decline if one or more equity research analysts downgrade our common stock or if those analysts issue other unfavorable commentary or cease publishing reports about our company and business.

Future sales of our common stock by existing stockholders could cause our stock price to decline.

If our existing stockholders sell substantial amounts of our common stock in the public market, the market price of our common stock could decrease significantly. The perception in the public market that our stockholders might sell shares of common stock could also depress the market price of our common stock. All of our stockholders immediately prior to this offering are subject to lock-up agreements with the underwriters that restrict their ability to transfer their common stock for approximately 180 days after the date of this prospectus. Upon expiration of the lock-up agreements, an additional 8,896,849 shares of our common stock will be eligible for sale in the public market. In addition, we intend to file registration statements with the SEC covering all of the shares of common stock subject to options outstanding, or available for future issuance under our stock incentive plans, as of the closing of this offering. The market price of shares of our common stock could drop significantly when the contractual and statutory restrictions on resale by our existing security holders lapse and those holders are able to sell shares of our common stock into the market.

Our directors, executive officers and their affiliated entities will continue to have substantial control over us and could limit the ability of other stockholders to influence the outcome of key transactions, including changes of control.

We anticipate that our executive officers, directors and their affiliated entities will, in the aggregate, beneficially own     % of our outstanding common stock upon completion of this offering. In particular, affiliates of North Bridge Ventures Partners, including James A. Goldstein, one of our directors, will, in the aggregate, beneficially own     % of our outstanding common stock upon completion of this offering. Our executive officers, directors and their affiliated entities, if acting together, will be able to control or significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other significant corporate transactions. These stockholders may have interests that differ from yours, and they might vote in a way with which you disagree and that could be adverse to your interests. The concentration of ownership of our common stock could have the effect of delaying, preventing, or deterring a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company, and could negatively affect the market price of our common stock.

Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion over the use of our net proceeds of this offering, and you will be relying on their judgment regarding the application of those net proceeds. While our management intends to use our net proceeds in a manner that is in the best interests of our company and our stockholders, they might not apply the net proceeds in ways that increase the value of your investment. The market price of our common stock could fall if the market does not view our use of our net proceeds favorably.

Our corporate documents and Delaware law make a takeover of our company more difficult, which could prevent certain changes in control and limit the market price of our common stock.

Our charter and by-laws and Section 203 of the Delaware General Corporation Law contain provisions that could enable our management to resist a takeover of our company. These provisions could discourage, delay, or prevent a change in the control of our company or a change in our management. They could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors and take other corporate actions. The existence of these provisions could limit the price that investors are willing to pay in the future for shares of our common stock. Some provisions in our charter and by-laws could deter third parties from acquiring us, which could limit the market price of our common stock.

We do not intend to pay dividends on our common stock in the foreseeable future.

We have never declared or paid any cash dividends on our common stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Accordingly, you are not likely to receive any dividends on your common stock in the foreseeable future, and your ability to achieve a return on your investment will therefore depend on appreciation in the price of our common stock.

You will experience immediate and substantial dilution in the net tangible book value of any shares you purchase in this offering.

If you purchase shares of our common stock in this offering, you will experience immediate and substantial dilution, in that the price you pay will be substantially greater than the net tangible book value per share of the shares you acquire. This dilution will result from the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares. Based on an assumed initial public offering price of $      per share, if you purchase our common stock in this offering, you will suffer immediate dilution of $      per share. If the underwriters exercise their overallotment option, or if outstanding options and warrants to purchase our common stock are exercised, you will experience additional dilution.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Forward-looking statements relate to future events or our future financial performance. We generally identify forward-looking statements by terminology such as “may,” “should,” “expect,” “anticipate,” “could,” “intend,” “target,” “believe,” “estimate” or “potential” or the negative of these terms or other similar words. These statements are only predictions. The outcome of the events described in these forward-looking statements is subject to known and unknown risks, uncertainties and other factors that may cause our, our customers’ or our industry’s actual results, levels of activity, performance or achievements expressed or implied by these forward-looking statements, to differ. “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” as well as other sections in this prospectus, discuss some of the factors that could contribute to these differences.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

This prospectus also contains market data related to our business and industry. These market data include projections that are based on a number of assumptions. If these assumptions turn out to be incorrect, actual results may differ from the projections based on these assumptions. As a result, our markets may not grow at the rates projected by these data, or at all. The failure of these markets to grow at these projected rates may have a material adverse effect on our business, results of operations, financial condition and the market price of our common stock.

USE OF PROCEEDS

We estimate that the net proceeds from our sale of           shares of our common stock in this offering will be approximately $      million, assuming an initial public offering price of $      per share and after deducting the estimated underwriting discount and offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $      per share would increase (decrease) the net proceeds to us from this offering by approximately $      million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discount and offering expenses payable by us. If the underwriters exercise their overallotment option in full, we estimate that our net proceeds from this offering will be approximately $      million.

We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders, including any shares sold by the selling stockholders upon exercise of the underwriters’ overallotment option.

We intend to use a portion of our net proceeds of this offering to repay indebtedness outstanding under the following:

•	Under arrangements with Silicon Valley Bank, we have borrowed funds to refinance certain equipment purchases and for working capital. These borrowings bear interest at rates equal to the prime rate per annum (8.25% at August 15, 2007) plus between 0.25% and 1.0% and are secured by a pledge of certain of our equipment and all of our accounts receivable, investment property and financial assets. As of August 15, 2007, a total of $2.3 million was outstanding under these arrangements and was payable in specified amounts from time to time through July 2010. No prepayment charge would be incurred upon our repayment of these borrowings following the completion of this offering.

•	Under arrangements with Oracle Credit Corporation, we borrowed $215,000 in February 2005 in connection with our purchase of certain software from Oracle. These borrowings bear interest at the implicit rate of 9.3% per annum and are not secured. At August 15, 2007, a total of $60,000 was outstanding under these arrangements and is payable in four quarterly installments, ending in March 2008. No prepayment charge would be incurred upon our repayment of these borrowings following the completion of this offering.

Based on the amounts of the borrowings outstanding as of August 15, 2007, we would apply $2.4 million of our net proceeds to pay in full our current and long-term indebtedness under these arrangements.

We intend to use the balance of our net proceeds for working capital and other general corporate purposes, which may include financing our growth, developing new features and services, and funding capital expenditures. In addition, the other principal purposes for this offering are to:

•	create a public market for our common stock;

•	facilitate our future access to the public capital markets;

•	increase our visibility in our markets;

•	provide liquidity for our existing stockholders;

•	improve the effectiveness of our equity compensation plans in attracting and retaining key employees; and

•	enhance our ability to acquire other businesses, technologies or products.

We have not yet determined with any certainty the manner in which we will allocate the net proceeds. The amount and timing of these expenditures will vary depending on a number of factors, including the amount of cash generated by our operations, competitive and technological developments, and the rate of growth, if any, of our business.

We may use a portion of our net proceeds to acquire businesses, technologies and products that will expand the feature set of our on-demand service, provide access to new markets or clients, or otherwise complement our existing operations. We have no agreement with respect to any acquisition, although we assess opportunities on an ongoing basis and from time to time have discussions with other companies about potential transactions. We cannot assure you that we will make any acquisitions in the future.

Our management will have significant flexibility in applying our net proceeds. Further, changing business conditions and unforeseen circumstances could cause the actual amounts used for these purposes to vary from our estimates. Pending the uses described above, we intend to invest our net proceeds in U.S. government securities and other short-term, investment-grade, interest-bearing instruments.

DIVIDEND POLICY

We have never declared or paid any cash dividends on shares of our capital stock. We currently intend to retain earnings, if any, to fund the development and growth of our business and do not anticipate paying cash dividends on our common stock in the foreseeable future. Our payment of any future dividends will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, cash needs and growth plans. In addition, the terms of our existing debt arrangements with Silicon Valley Bank prohibit us from paying dividends on our common stock.

CAPITALIZATION

The following table describes our cash and cash equivalents and capitalization as of June 30, 2007 on:

•	an actual basis;

•	a pro forma basis to give effect to the conversion of our outstanding preferred stock into 9,613,942 shares of common stock upon completion of this offering, including the resulting reclassification of $1.0 million of warrant liability to additional paid-in capital; and

•	a pro forma basis as adjusted to further reflect (a) our filing of amendments to our charter effective upon completion of this offering, (b) the exercise of options by selling stockholders to acquire 8,233 of the shares offered hereby (c) our issuance and sale of shares of common stock in this offering at an assumed initial public offering price of $ per share, after deducting the estimated underwriting discount and offering expenses payable by us, and (d) our application of our net proceeds of this offering as described under “Use of Proceeds.”

You should read this table together with the financial statements and related notes appearing elsewhere in this prospectus, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the other financial information included elsewhere in this prospectus.

	As of June 30, 2007
			Pro Forma
	Actual	Pro Forma	As Adjusted
	(in thousands)

Cash and cash equivalents	$5,538	$5,538	$

Total indebtedness, including current portion	$2,645	$2,645		$—

Redeemable convertible preferred stock, $0.001 par value per share:
Series A redeemable convertible preferred stock: 2,102,190 shares authorized, 2,055,385 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	7,130	—		—
Series B redeemable convertible preferred stock: 8,398,068 shares authorized, 8,380,729 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	7,287	—		—
Series C redeemable convertible preferred stock: 21,112,997 shares authorized, 20,512,821 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	7,947	—		—
Series D redeemable convertible preferred stock: 14,900,165 shares authorized, 14,830,369 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	8,446	—		—

Total redeemable preferred stock	30,810	—		—

Stockholders’ equity (deficit):
Undesignated preferred stock, $0.001 par value per share: no shares authorized, issued or outstanding, actual and pro forma; 5,000,000 shares authorized and no shares issued or outstanding, pro forma as adjusted	—	—		—
Common stock, $0.001 par value per share: 75,000,000 shares authorized, 857,458 shares issued and 662,073 shares outstanding, actual; 75,000,000 shares authorized, 10,471,400 shares issued and 10,276,015 shares outstanding, pro forma; 75,000,000 shares authorized, shares issued and shares outstanding, pro forma as adjusted	1	10
Additional paid-in capital	398	32,237
Treasury stock, at cost	(132)	(132)		(132)
Accumulated deficit	(20,318)	(20,318)		(20,318)

Total stockholders’ equity (deficit)	(20,051)	11,797

Total capitalization	$13,404	$14,442	$

The preceding table excludes:

•	151,647 shares issuable upon the exercise of warrants outstanding and exercisable as of June 30, 2007, at a weighted average exercise price of $2.91 per share; and

•	2,072,699 shares of common stock issuable upon the exercise of options outstanding as of June 30, 2007 at a weighted average exercise price of $1.23 per share.

DILUTION

If you invest in our common stock, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of common stock and the pro forma as adjusted net tangible book value per share of common stock immediately after this offering. The pro forma net tangible book value of our common stock as of June 30, 2007 was $11.8 million, or $1.15 per share. Pro forma net tangible book value per share is determined by dividing (a) our total pro forma tangible assets less our total liabilities by (b) the pro forma number of shares of common stock outstanding, in each case after giving effect to the conversion of our outstanding preferred stock into 9,613,942 shares of common stock upon completion of this offering.

After giving effect to our sale of           shares of common stock at an assumed initial public offering price of $      per share and after deducting estimated underwriting discount and offering expenses payable by us, our adjusted pro forma net tangible book value as of June 30, 2007 would have been $           million, or $      per share. This amount represents an immediate increase in pro forma net tangible book value to our existing stockholders of $      per share and an immediate dilution to new investors of $      per share. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of June 30, 2007	$1.15
Increase per share attributable to sale of shares in this offering

Adjusted pro forma net tangible book value per share after this offering

Dilution per share to new investors		$

A $1.00 increase (decrease) in the assumed initial public offering price of $      per share would increase (decrease) the net tangible book value after this offering by $      million, the net tangible book value per share after this offering by $      per share and the dilution in net tangible book value per share to investors in this offering by $      per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discount and offering expenses payable by us.

The following table summarizes as of June 30, 2007, on a pro forma basis reflecting the conversion of our outstanding preferred stock into 9,613,942 shares of common stock upon completion of the offering and the exercise of options by selling stockholders to acquire 8,233 of the shares offered hereby, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by our existing stockholders and by new investors, based upon an assumed initial public offering price of $      per share and before deducting the estimated underwriting discount and offering expenses payable by us.

	Shares Purchased			Total Consideration				Average Price
	Number	Percent		Amount		Percent		Per Share

Existing stockholders	10,284,248		%		$30,671,157		%	$2.98
New investors

Total		100.0%		$		100.0%

The preceding discussion and tables assume no exercise of warrants or stock options outstanding as of June 30, 2007. As of June 30, 2007, there were (a) warrants outstanding to purchase a total of 151,647 shares of common stock, at a weighted average exercise price of $2.91 per share and (b) options outstanding to purchase a total of 2,072,699 shares of common stock, at a weighted average exercise price of $1.23 per share. To the extent any of those warrants or options are exercised, there will be further dilution to new investors.

If the underwriters exercise their overallotment option in full, the number of shares purchased from us by new investors will increase to          , or     % of the total number of shares of common stock outstanding after this offering.

SELECTED FINANCIAL DATA

The selected financial data set forth below should be read in conjunction with the financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information appearing elsewhere in this prospectus. The statement of operations data for the years ended December 31, 2004, 2005 and 2006 and the balance sheet data as of December 31, 2005 and 2006 are derived from financial statements audited by Deloitte & Touche LLP and included elsewhere in this prospectus. The statement of operations data for the years ended December 31, 2002 and 2003 and the balance sheet data as of December 31, 2002, 2003 and 2004 are derived from audited financial statements not included in this prospectus. Historical results are not necessarily indicative of operating results to be expected in the future. The statement of operations data for the six months ended June 30, 2006 and 2007 and the balance sheet data as of June 30, 2007 are derived from our unaudited financial statements that are included elsewhere in this prospectus. In the opinion of management, the unaudited financial statements have been prepared on the same basis as our audited financial statements and include all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the information set forth therein. The results for any interim period are not necessarily indicative of the results that may be expected for a full year.

Pro forma information reflects the conversion of our outstanding preferred stock into 9,613,942 shares of common stock upon completion of this offering. See note 2 to the financial statements appearing elsewhere herein for an explanation of the method used to determine the number of shares used in computing historical and pro forma net loss per common share.

	Years Ended December 31,					Six Months Ended June 30,
	2002	2003	2004	2005	2006	2006	2007
	(in thousands, except per share data)

Statement of Operations Data:
Revenues	$2,450	$3,266	$7,754	$16,448	$29,069	$12,176	$18,099
Cost of revenues	1,766	2,007	2,750	4,967	9,505	4,028	6,860

Gross profit	684	1,259	5,004	11,481	19,564	8,148	11,239

Operating expenses:
Research and development	1,604	1,529	1,208	2,098	3,453	1,595	1,875
Sales and marketing	3,158	2,147	2,715	5,888	12,172	5,152	6,855
General and administrative	1,574	2,327	1,714	2,221	3,820	1,700	2,352

Total operating expenses	6,336	6,003	5,637	10,207	19,445	8,447	11,082

Operating income (loss)	(5,652)	(4,744)	(633)	1,274	119	(299)	157

Other income (expense):
Interest income	33	10	12	150	299	151	134
Interest expense	(204)	(369)	(245)	(264)	(398)	(182)	(145)
Warrant charge for change in fair value	—	—	—	—	(177)	—	(557)
Other, net	—	—	—	—	6	6	—

Total other expense, net	(171)	(359)	(233)	(114)	(270)	(25)	(568)

Income (loss) before cumulative change in accounting	(5,823)	(5,103)	(866)	1,160	(151)	(324)	(411)
Cumulative change in accounting			—	—	28	28	—

Net income (loss)	(5,823)	(5,103)	(866)	1,160	(123)	(296)	(411)
Accretion of preferred stock	—	—	—	(24)	(45)	(22)	(22)
Deemed dividend	—	—	(117)	—	—	—	—

Net income (loss) attributable to common stockholders	$(5,823)	$(5,103)	$(983)	$1,136	$(168)	$(318)	$(433)

	Years Ended December 31,					Six Months Ended June 30,
	2002	2003	2004	2005	2006	2006	2007
	(in thousands, except per share data)

Income (loss) per common share:
Basic:
Before cumulative change in accounting	$(39.47)	$(16.46)	$(2.14)	$2.41	$(0.35)	$(0.66)	$(0.69)
Cumulative change in accounting	$—	$—	$—	$—	$0.05	$0.05	$—
Net income (loss) attributable to common stockholders	$(39.47)	$(16.46)	$(2.14)	$2.41	$(0.30)	$(0.61)	$(0.69)
Diluted:
Before cumulative change in accounting	$(39.47)	$(16.46)	$(2.14)	$0.13	$(0.35)	$(0.66)	$(0.69)
Cumulative change in accounting	$—	$—	$—	$—	$0.05	$0.05	$—
Net income (loss) attributable to common stockholders	$(39.47)	$(16.46)	$(2.14)	$0.13	$(0.30)	$(0.61)	$(0.69)
Weighted average common shares outstanding:
Basic	148	310	459	471	557	524	630
Diluted	148	310	459	9,045	557	524	630
Pro forma net loss per common share:
Basic					$(0.02)		$(0.04)
Diluted					$(0.02)		$(0.04)
Pro forma weighted average common shares outstanding:
Basic					10,171		10,244
Diluted					10,171		10,244

						As of
	As of December 31,					June 30,
	2002	2003	2004	2005	2006	2007
	(in thousands)

Balance Sheet Data:
Cash and cash equivalents	$847	$723	$2,179	$9,529	$7,251	$5,538
Working capital	(1,063)	(735)	1,403	8,981	7,566	7,703
Total assets	2,404	2,423	4,703	17,385	18,229	18,890
Total indebtedness, including current portion	1,746	1,564	1,911	3,478	3,544	2,645
Redeemable convertible preferred stock	14,465	19,542	22,619	31,076	30,788	30,810
Total stockholders’ deficit	(14,962)	(19,887)	(20,867)	(19,716)	(19,765)	(20,052)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with our financial statements and related notes appearing elsewhere in this prospectus. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties and assumptions that could cause our actual results to differ materially from our expectations. Factors that could cause such differences include those described in “Risk Factors” and elsewhere in this prospectus.

Overview

SoundBite Communications is a leading provider of on-demand automated voice messaging, or AVM, solutions. Organizations can employ our service to initiate and manage customer contact campaigns for a variety of collections, customer care and marketing processes. We sell our service through our direct sales force. Since January 1, 2006, our service has been used by more than 200 organizations in the collection agencies, financial services, retail, telecommunications and utilities industries. Our clients are located principally in the United States, with a limited number located in Canada and the United Kingdom.

Our strategy for long-term, sustained growth in our revenues and net income is focused on building upon our leadership in the AVM market and using our on-demand platform to extend our service by, for example, developing new features and complementary services targeted to specific industries. We derive, and expect to continue to derive for the foreseeable future, a substantial portion of our revenues by providing our on-demand AVM service to businesses, governments and other organizations. In order to succeed, we also must expand the depth and number of our client relationships. We will continue our efforts to expand our presence in collection agencies and large in-house, or first-party, collection departments, while beginning to leverage our existing first-party relationships with large businesses to facilitate introductions and sales to other functional groups within those businesses. In order to execute our strategy successfully, we must increase awareness of the relative effectiveness and potential benefits of AVM products and services in general and of our company and service in particular.

We provide our on-demand service under a usage-based revenue model, with prices calculated on a per-message or, more typically, per-minute basis. Our revenue model provides us with a recurring revenue stream that we believe provides us with greater revenue visibility than a perpetual software licensing model. Our revenues increased from $2.5 million in 2001 to $29.1 million in 2006, a compounded annual growth rate of 63.4%, reflecting the continuing development of our service and of the markets for both AVM solutions and on-demand solutions. Since 2001, our increased revenues have led to successive annual increases in operating cash flows.

Background

We were founded in Delaware in April 2000 and raised $7.3 million through an issuance of preferred stock in June 2000. We initially developed and offered “telemail” messaging, a telephonic service we designed to enable one-way voice messages to be recorded, transmitted and forwarded, in a manner similar to e-mail. We introduced our telemail service in October 2000 and generated our initial revenue in the first quarter of 2001.

In 2001, seeking to capitalize on the evolving market for prerecorded message technologies and the newly emerging market for software provided as a service, we began to leverage our interactive voice messaging technology to develop and offer a broader service that could automate and optimize organizations’ customer contact campaigns. Between 2001 and 2003, we raised a total of $12.3 million through the issuance of preferred stock, the proceeds of which we invested in expanding our research and development organization and sales and marketing activities. We introduced new versions of our service in August 2001, September 2002 and March 2003 that provided our clients with a web-based user interface and a range of additional features and incremental functionality.

In 2004, we initiated a sales and marketing program focused on third-party collection agencies, which depend on voice messaging and other customer contact methods to drive revenue and are receptive to testing and deploying new contact technologies. We raised an additional $3.0 million through the issuance of preferred stock in January and July 2004. In August 2004, we introduced version 5.0 of our service, which received a 2004 Product of the Year Award from Customer Inter@ction Solutions magazine.

In 2005 and 2006, we continued to expand our presence in collection agencies. We also began to build on our referenceable client base of collection agencies in order to target large in-house, or first-party, collection departments in industries, such as telecommunications, characterized by the need for regular interactions with large customer bases. Our sales and marketing organization hired 13 personnel in 2005 and an additional 24 personnel in 2006, as we invested in a direct sales force and marketing communications group that could help us build upon our third-party collection agency client base and could enable us to penetrate first-party collection departments. In June 2005, we raised $8.5 million through the issuance of preferred stock. In August 2006, we introduced version 6.0 of our service, which provided an improved user interface and introduced features for improved campaign strategy management. Version 6.0 of our service was given Call Center Magazine’s Annual Call Center Excellence “Best of Show” Award, was named to Collection Advisor Magazine’s Top 100 Collection Technology Products of 2006 and was awarded a Customer Inter@ction Solutions 2006 Product of the Year Award.

Revenues

Usage-based Fees.  We derive substantially all of our revenues by providing our on-demand AVM service to businesses, governments and other organizations. Clients use our service to deliver AVM calls over existing telephony networks. We provide our service under a usage-based pricing model, with prices calculated on a per-message or, more typically, per-minute basis in accordance with the terms of the current pricing agreement with each client. The amount we charge for AVM calls may vary based upon whether the call is one-way, two-way or agentless and the total volume of calls by a client during a calendar month. We invoice clients on a monthly basis. Our pricing agreements with clients do not require minimum levels of usage or payments. Our clients typically use our service multiple times, providing us with a recurring revenue stream that contributes to revenue visibility.

Because we provide our solution as a service, we recognize revenue in accordance with SEC Staff Accounting Bulletin No. 104, Revenue Recognition in Financial Statements. Each executed AVM call represents a transaction from which we derive revenue, and we therefore recognize revenue based on actual usage within a calendar month. For all of our AVM calls, we do not recognize revenue until we can determine that persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and we deem collection to be probable.

The usage-based pricing model is attractive to clients because it limits the risks of their adoption of our service and assures them that we have a strong incentive to provide expected benefits. They are not required to commit to minimum usage levels or to pay a subscription fee in order to have access to our service. While clients value the potential to discontinue or reduce use of our service at any time, the usage-based pricing model also allows our customers to discontinue or reduce their use of our service at any time in their discretion, which could affect our revenues adversely. The usage-based pricing model, unlike many subscription pricing models, allows us to generate additional revenues as existing clients increase their level of usage of our service over time. In addition, the usage-based pricing model addresses the fact that we use significant levels of telephony services to provide our on-demand services, and the telephony charges represent a significant variable cost of revenues for the provision of our service.

Fees for Ancillary Services.  Our client management organization assists clients in selecting service features and adopting best practices that help clients make the best use of our on-demand service. The organization provides varying levels of support through these ancillary services, from managing an entire campaign to supporting self-service clients. In some cases, ancillary services may be billed to clients based upon a fixed fee or, more typically, a fixed hourly rate. These billed ancillary services typically are of short duration. We recognize revenue from these billed ancillary services within the calendar month in which the ancillary services are completed.

Revenues attributable to ancillary services represented 9.5% of our revenues in 2004, 4.3% of our revenues in 2005 and 2.4% of our revenues in 2006, and are expected to constitute less than 3% of our annual revenues for the foreseeable future. Because of their past and anticipated immateriality, revenues attributable to ancillary services are not presented as a separate line item in our statements of operations.

Cost of Revenues

Cost of revenues consists primarily of telephony charges, as well as depreciation expenses for our telephony infrastructure and expenses related to hosting and providing support for our platform. Cost of revenues also includes compensation costs related to services provided to our clients, which consists primarily of set-up costs and training to ensure clients are able to fully utilize the functionality provided by our platform. As we continue to grow our business and add features and complementary services to our platform, we expect cost of revenues will continue to increase on an absolute dollar basis. Our quarterly gross margin ranged from 60.4% to 72.8% during 2005, 2006 and the six months ended June 30, 2007. We currently are targeting a quarterly gross margin of 65% for the foreseeable future. Our gross margin for a quarter may, however, vary significantly from our target for a number of reasons, including the mix of types of AVM calling campaigns executed during the quarter and the extent to which we build our infrastructure through, for example, significant acquisitions of hardware or material increases in leased data center facilities.

Operating Expenses

Research and Development.  Research and development expenses consist primarily of compensation expenses and depreciation expense of certain equipment related to the development of our services. We have historically focused our research and development efforts on improving and enhancing our platform as well as developing new features and functionality. We expect that in the future, research and development expenses will increase on an absolute dollar basis, but will remain relatively constant or decrease slightly as a percentage of revenues, as we upgrade and extend our service offerings and develop new technologies.

Sales and Marketing.  Sales and marketing expenses consist primarily of compensation for our sales and marketing personnel, including sales commissions, as well as the costs of our marketing programs. In order to attract new clients and increase sales to our existing clients, we made significant investments in our sales and marketing efforts by increasing the number of direct sales and marketing personnel in 2005 and 2006. We plan to further develop our marketing strategy and activities to extend brand awareness and generate additional leads for our sales staff. As a result, we expect that our sales and marketing expenses will increase on an absolute dollar basis, but will decrease as a percentage of revenues, as we further leverage the growth in our sales and marketing organization in 2005 and 2006.

General and Administrative.  General and administrative expenses consist of compensation expenses for executive, finance, accounting, administrative and management information systems personnel, accounting and legal professional fees and other corporate expenses. We expect that during 2007 and for some period of time thereafter, general and administrative expenses will increase on an absolute dollar basis, as we incur additional costs associated with being a public company. In particular, we will incur costs to implement and maintain new financial systems and to hire additional personnel to enable us to meet our financial reporting and regulatory compliance requirements, including those under the Sarbanes-Oxley Act. We expect general and administrative expenses as a percentage of revenues in 2007 will be consistent with 2006 as the result of these public company expenses, but in subsequent years will decrease as we grow our revenues.

Critical Accounting Policies

Our financial statements are prepared in accordance with accounting principles generally accepted in the United States. The preparation of our financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. On an ongoing basis, we evaluate our estimates and assumptions. Our actual results may differ from these estimates under different assumptions or conditions.

We believe that of our significant accounting policies, which are described in the notes to our financial statements, the following accounting policies involve a greater degree of judgment, complexity and effect on materiality. A critical accounting policy is one that both is material to the presentation of our financial statements and requires us to make difficult, subjective or complex judgments for uncertain matters that could have a material effect on our financial condition and results of operations. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our financial condition and results of operations.

Stock-Based Compensation

Prior to 2006, we accounted for stock options granted to employees using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, or APB Opinion No. 25, and Financial Accounting Standards Board, or FASB, Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25. The intrinsic value represents the difference between the per share market price of the stock on the grant date and the per share exercise price of the related stock option. We typically grant stock options to employees for a fixed number of shares with an exercise price equal to the fair value of the shares at the grant date. In accordance with APB Opinion No. 25, no compensation expense was recorded for employee stock options granted at an exercise price equal to the fair value of the underlying stock on the grant date. For stock options granted with an exercise price less than the fair value of the underlying stock on the grant date, we recognized compensation expense on a straight-line basis over the vesting period.

Effective January 1, 2006, we adopted the provisions of the Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, or SFAS No. 123R. Under SFAS No. 123R, stock-based compensation costs with respect to an employee are measured at the grant date, based on the estimated fair value of the award on the grant date, and are recognized as expense on a straight-line basis over the employee’s requisite service period, which generally is the vesting period. We adopted the provisions of SFAS No. 123R using the prospective transition method. Under this transition method, non-vested option awards outstanding prior to January 1, 2006 continued to be accounted for in accordance with APB Opinion No. 25. We account for all awards granted or modified on or after January 1, 2006 using the measurement, recognition and attribution provisions of SFAS No. 123R.

Determining the appropriate fair value model and calculating the fair value of stock-based payment awards require the use of highly subjective assumptions, including the expected life of the stock-based payment awards and stock price volatility. In 2006, we used the Black-Scholes option pricing model to value our option grants and determine the related compensation expense. The assumptions used in calculating the fair value of stock-based payment awards represent management’s best estimates, but the estimates involve inherent uncertainties and the application of management judgment. If factors change and we use different assumptions, our stock-based compensation expense could be materially different in the future.

As a private company, we have not had company-specific historical or implied volatility information. We have estimated our expected volatility based on that of our publicly traded peer companies and expect to continue to do so until such time as we have compiled adequate historical data from our actual share price. The comparable peer companies selected are publicly traded companies with operations similar to ours, as determined by an unrelated valuation specialist. We believe the historical volatility of our common stock price does not best represent the expected future volatility of our common stock price. We intend to continue to use the same group of publicly traded peer companies consistently in order to determine volatility in the future, until such time that sufficient information regarding the volatility of our common stock price becomes available or that the selected companies are no longer suitable for this purpose.

The risk-free interest rate used for each grant was equal to the monthly seven-year U.S. Treasury bill rate, the term of which approximates the expected life of the option.

The expected term of options granted was determined based on the simplified method in accordance with SEC Staff Accounting Bulletin, or SAB, No. 107, Share-Based Payment, in which the expected term is equal to the vesting term plus the original contractual term.

The stock price volatility and expected terms utilized in the calculation of fair values involve management’s best estimates at that time, both of which impact the fair value of the option calculated under the Black-Scholes methodology and, ultimately, the expense that will be recognized over the life of the option. SFAS No. 123R also requires that we recognize compensation expense for only the portions of options that are expected to vest. We therefore are required to estimate expected forfeitures of stock options. In developing a forfeiture rate estimate, we have considered our historical experience, our growing employee base and the limited liquidity of our common stock. If the actual number of forfeitures differs from those estimated by management, additional adjustments to compensation expense might be required in future periods.

Since April 1, 2006, we have granted options to purchase shares of common stock as follows:

	Number of	Exercise
Grant Date	Option Shares	Price

May 2, 2006	4,840	$1.01
June 13, 2006	19,008	1.01
July 26, 2006	82,456	1.01
September 12, 2006	8,184	1.01
September 18, 2006	158,754	1.01
October 25, 2006	25,872	1.01
December 13, 2006	42,592	4.95
February 16, 2007	26,400	7.16
March 1, 2007	86,152	8.70
March 27, 2007	13,464	10.80
May 8, 2007	15,488	11.88

Each of these options was granted with an exercise price equal to the fair value of the common stock on the date of grant, as determined by the board of directors.

We historically have granted stock options at exercise prices equivalent to the fair value of our common stock as determined by the board, with input from management, as of the grant date. Because there has been no public market for our common stock, the board has determined the fair value of our common stock by considering a number of objective and subjective factors.

In reaching its conclusions as to the fair value of the common stock with respect to option grants since April 1, 2006, the board considered a range of factors, including:

•	reports of Shields & Company, Inc., an independent, third-party investment banking firm that we refer to below as the Valuation Specialist;

•	our historical operating and financial performance;

•	our financial position and our financial projections and future prospects;

•	the relative illiquidity of the common stock, including the opportunity for liquidity events, and other risks related to the common stock;

•	the stock price performance of selected publicly held companies identified as being comparable to us; and

•	trends in the broad market for software and other technology stocks.

In connection with each of these option grants, the board also considered the relevance of the pricing of our then-most recent sale of convertible preferred stock. The board attributed limited weight to this pricing information, however, in part because of the period of time that elapsed between June 2005, when we completed our most recent sale of convertible preferred stock, and the option grant dates. The board also attributed limited weight to the pricing of our convertible preferred stock because of the superior rights and preferences of the preferred stock as compared to the common stock, including the cumulative dividend rights, liquidation preferences, special voting rights and anti-dilution protection provided by the terms of the preferred stock.

The board considered and applied these and other factors as it deemed appropriate in determining the fair value of the common stock on each date of grant, as further described below. In particular, the board obtained independent valuations of the common stock more frequently as we neared and commenced the initial public offering process, because of the significant continuing effect the registration process has had on the fair value of the common stock.

Stock Option Grants from May 2, 2006 to October 25, 2006

The board of directors granted stock options from May 2, 2006 to October 25, 2006, each option having an exercise price per share equal to $1.01. To assist in its ongoing determinations of the fair value of the common stock, the board engaged the Valuation Specialist to provide an independent valuation of the common stock as of March 31, 2006. As part of its evaluation process, the Valuation Specialist reviewed our operating history, plans and forecasts and the operating results and stock price performance of comparable public companies. Representatives of the Valuation Specialist also interviewed certain of our personnel to discuss our plans and business. The Valuation Specialist’s independent valuation employed a probability-weighted expected return methodology and was performed in accordance with the Practice Aid of the American Institute of Certified Public Accountants entitled “Valuation of Privately-Held-Company Securities Granted as Compensation,” which we refer to as the Practice Aid. In addition, the board determined that the valuation report generated by the Valuation Specialist contained all of the required content, and much of the additional recommended content, for valuation reports outlined in the Practice Aid. The Valuation Specialist determined the fair value of the common stock as of March 31, 2006 to be $0.62 per share.

In addition to the independent valuation report as of March 31, 2006, the board also considered the following developments in determining the fair value of the common stock as of the option grant dates from May 2, 2006 to October 25, 2006:

•	Our revenue plan for 2006 had been prepared and proposed by management in the fourth quarter of 2005 and approved by the board in December 2005. During the second quarter of 2006, management, based on actual operating results during the year to date and on updated prospective information about us and the market in which we operate, reduced the revenue estimate for 2006.

•	Management provided revenue projections for 2007 and 2008 to the board in March 2006. During the second quarter of 2006, management reduced the projected revenues for each of 2007 and 2008.

•	Stock prices of publicly traded companies viewed as comparable to us generally were stagnant during the first three quarters of 2006.

•	During the summer of 2006, financial markets, including The NASDAQ Global Market, were not particularly receptive to initial public offerings by relatively early-stage companies with limited operating histories.

Considering and weighting these factors on the date of each option grant from May 2, 2006 to October 25, 2006, the board set the value of the common stock at $1.01 per share in each instance. The difference between this valuation and $     , the mid-point of the initial public offering price range in this offering, is attributable to several factors. First, the fair market value determinations made between May 2, 2006 and October 25, 2006 were based on information available at each of the applicable option grant dates in 2006, whereas the proposed initial public offering price range was not definitively set until the second half of 2007. In addition, the underwriters determined the mid-point of the price range based solely on an initial public offering scenario, rather than a probability-weighted expected return methodology. Furthermore, the initial public offering price range, which necessarily assumes that a public market for our common stock has been created and that our preferred stock has converted into common stock in connection with the initial public offering, does not take into account any illiquidity discount for our common stock and does not take into account the superior rights and preferences of our preferred stock, which were appropriately taken into account in the valuation analysis by the Valuation Specialist on March 31, 2006 and in the board’s fair market value determination. Finally, we believe that stock market conditions in general, including with respect to the stock prices of comparable companies, and the initial public offering market in particular are stronger now than in any of the last three quarters of 2006.

Stock Option Grants on December 13, 2006

The board of directors granted stock options on December 13, 2006 at an exercise price of $4.95 per share. The board engaged the Valuation Specialist to provide an independent valuation of the common stock as of December 1, 2006. The independent valuation was performed in accordance with the Practice Aid. The Valuation Specialist’s report employed a probability-weighted expected return methodology, in which a per share value was estimated for each of five key scenarios and then those values were weighted by probability in order to determine the fair value per share:

•	Initial Public Offering Scenario: Under the initial public offering scenario, the probability of a public offering of the common stock increased from 10% to 15% and the per share value increased to $10.28 at December 1, 2006. The increase in the per share value over the March 31, 2006 valuation was driven primarily by the fact that we had begun to investigate the possibility of proceeding with an initial public offering in 2007. As a result, the per share value at December 1, 2006 was discounted by only one year, increasing the price per share.

•	Sales-Growth Scenario: In the sales-growth scenario, the terminal value, number of shares and options, and undiscounted per share value did not change significantly from March 31, 2006 to December 1, 2006. Due to our contemplation of an initial public offering, however, the per share value at December 1, 2006 was discounted by only one year, which led to a substantial increase in the per share value.

•	Sales-Non-Growth (Technology Sale) Scenario: In the sales-non-growth (technology sale) scenario, the value allocated on a per share basis decreased from $0.17 at March 31, 2006 to $0 at December 1, 2006. At March 31, 2006, the Valuation Specialist calculated a per share value of $0.74 before adjusting for a probability of 20%, whereas a per share value of $0 was calculated at December 1, 2006. The terminal value used at March 31, 2006 was based on industry research, less liquidation preferences of our preferred stock. The terminal value at December 1, 2006 was determined by taking a terminal value equal to the value of our preferred stock liquidation preference, yielding a terminal value of $0. As a result, the discounted price per share decreased to $0 at December 1, 2006 from the discounted price of $0.17 at March 31, 2006.

•	Private Company Scenario: In the private company scenario, the value allocated on a per share basis increased from $0 at March 31, 2006, when there were no discussions of an initial public offering, to $2.78 at December 1, 2006. As of December 1, 2006, a per share value of $5.57 (before adjusting for probability) was determined by taking an average of the per share values determined by the “guideline company analysis” ($5.91 per share) and the “precedent transaction analysis” ($5.28 per share). Both analyses took into account financial data from existing publicly traded “guideline companies” in order to calculate the per share value.

•	Dissolution Scenario: The dissolution scenario had a 0% probability at March 31, 2006 and a 10.5% probability at December 1, 2006, and the price per share was $0 at both dates.

Considering these five scenarios, the Valuation Specialist concluded that the fair value of the common stock was $4.95 per share as of December 1, 2006.

In making its determination for its December 13, 2006 grant of stock options, the board concluded that no material events or changes had occurred since December 1, 2006 that affected the assumptions and analyses reflected in the Valuation Specialist’s valuation report as of December 1, 2006. In addition to considering the valuation report, the board also considered the following developments:

•	We met with several investment bankers in early December 2006 and were considering the possibility of pursuing an initial public offering at some time in 2007.

•	We were experiencing significant revenue growth in the fourth quarter of 2006 as compared with the fourth quarter of 2005, reflecting in part increased revenues from certain key accounts. Our revenues for the full fourth quarter of 2006 ultimately represented a 67% increase over our revenues for the fourth quarter of 2005.

•	The stock prices of selected comparable companies increased significantly during the fourth quarter of 2006.

Considering and weighting the foregoing factors, as well as the Valuation Specialist’s valuation report, the board set the value of the common stock at $4.95 per share on December 13, 2006. The difference between this valuation and $     , the mid-point of the initial public offering price range in this offering, is attributable to several factors. First, the December 13, 2006 fair market value determination was based on information available at the beginning of the fourth quarter of 2006, whereas the proposed initial public offering price range was not definitively set until the second half of 2007. In addition, the underwriters determined the mid-point of the price range based solely on an initial public offering scenario, rather than a probability-weighted expected return methodology. Furthermore, the proposed initial public offering price range, which necessarily assumes that a public market for our common stock has been created and that our preferred stock has converted into common stock in connection with the initial public offering, does not take into account any illiquidity discount for our common stock and does not take into account the superior rights and preferences of our preferred stock, which were appropriately taken into account in the valuation analysis by the Valuation Specialist on December 1, 2006 and in the board’s fair market value determination. Finally, we believe that stock market conditions in general, including with respect to the stock prices of comparable companies, and the initial public offering market in particular are stronger now than during the fourth quarter of 2006.

Stock Option Grant on February 16, 2007

The board of directors authorized the grant of a stock option on January 29, 2007, but made the issuance of the stock option subject to the receipt of a subsequent independent valuation report from the Valuation Specialist that would help support the board’s estimate of fair value. The measurement date of the option therefore did not occur until February 16, 2007, the date as of which the Valuation Specialist provided an independent valuation of the common stock. The independent valuation was performed in accordance with the Practice Aid. The valuation report employed a probability-weighted expected return methodology, in which a per share value was estimated for each of five key scenarios and then those values were weighted by probability in order to determine the fair value per share:

•	Initial Public Offering Scenario: Under the initial public offering scenario, the probability of a public offering of the common stock increased to 30% and per share value increased to $12.73 at February 16, 2007. In early February 2007, we interviewed and selected the managing underwriters for our initial public offering and scheduled an organizational meeting for that offering in late February. While our terminal value and per share value did not change significantly from December 1, 2006, the per share value increased as a result of the value being discounted by approximately 5.5 months in the February 16, 2007 valuation report compared to one year in the December 1, 2006 valuation report.

•	Sales-Growth Scenario: In the sales-growth scenario, the terminal value, number of shares and options, and undiscounted per share value did not change significantly from December 1, 2006 to February 16, 2007. The increase of approximately 7% of the undiscounted value per share value from December 1, 2006 was driven by the lesser discount period that was used in the February 16, 2007 valuation. The probability used in the February 16, 2007 calculation was lower than the factor used in the December 1, 2006 calculation as more probability was allocated to the initial public offering scenario.

•	Sales-Non-Growth (Technology Sale) Scenario: In the sales-non-growth (technology sale) scenario, the value allocated on a per share basis was $0, the same as at December 1, 2006. The terminal values and liquidation preferences of our preferred stock did not change from December 1, 2006. Even though the probability used in determining the discounted price per share for February 16, 2007 was lower than the probability used for December 1, 2006, there was no effect as the undiscounted value before adjusting for probability was $0.

•	Private Company Scenario: In the private company scenario, the value allocated on a per share basis increased from $5.57 at December 1, 2006 to $5.91 at February 16, 2007. The methodology, which reflects an average of the per share values determined by the “guideline company analysis” and the “precedent transaction analysis,” did not change from December 1, 2006. The increase in per share value was primarily driven by using our cumulative revenues for December 2006 in both analyses for February 16, 2007, as compared to using our cumulative revenues for November 2006 in the December 1, 2006 analyses.

•	Dissolution Scenario: The dissolution scenario had a 10.5% probability at December 1, 2006 compared to a 5.5% probability at February 16, 2007, and the price per share was $0 at both dates.

Considering these five scenarios, the Valuation Specialist concluded that the fair value of the common stock was $7.16 per share as of February 16, 2007. Based on this report and the absence of material events or changes since January 29, 2007, the board concluded that the fair value of the common stock was $7.16 as of February 16, 2007. The board noted that revenues during the initial weeks of 2007, which were generated at a lower rate than revenues during the three months ended December 31, 2006, reflected seasonal factors. See “Risk Factors — Our quarterly operating results can be difficult to predict and can fluctuate substantially, which could result in volatility in the price of our common stock.” The option approved on January 29, 2007 was granted with a measurement date of February 16, 2007 and an exercise price equal to the fair value of $7.16. The difference between this valuation and $     , the mid-point of the initial public offering price range in this offering, is attributable to several factors. First, the February 16, 2007 fair market value determination was based on information available at the beginning of the first quarter of 2007, whereas the proposed initial public offering price range was not definitively set until the second half of 2007. In addition, the underwriters determined the mid-point of the price range based solely on an initial public offering scenario, rather than a probability-weighted expected return methodology. Furthermore, the proposed initial public offering price range, which necessarily assumes that a public market for our common stock has been created and that our preferred stock has converted into common stock in connection with the initial public offering, does not take into account any illiquidity discount for our common stock and does not take into account the superior rights and preferences of our preferred stock, which were appropriately taken into account in the valuation analysis by the Valuation Specialist on February 16, 2007 and in the board’s fair market value determination. Finally, we believe that stock market conditions in general, including with respect to the stock prices of comparable companies, are stronger now than during the first quarter of 2007.

Stock Option Grants on March 1, 2007

The board of directors granted stock options on March 1, 2007 at an exercise price of $8.70 per share. For options that were granted on March 1, 2007, the board engaged the Valuation Specialist to provide an independent valuation of the common stock as of March 1, 2007. The independent valuation was performed in accordance with the Practice Aid. The valuation report employed a probability-weighted expected return methodology, in which a per share value of the common stock was estimated for each of five key scenarios and then those values were weighted by probability in order to determine the price per share.

•	Initial Public Offering Scenario: Under the initial public offering scenario, per share value of the common stock increased from $12.73 at February 16, 2007 to $14.72 at March 1, 2007. The increase in per share value was primarily driven by a 13% increase of the terminal value from February 16, 2007 to March 1, 2007. The terminal value was based on industry research and used to calculate the per share value. The increase was also driven by the decrease in discount rate used from February 16, 2007 to March 1, 2007. The probability used in March 1, 2007 also increased to 40% from 30% used in

February 16, 2007, and the per share value after adjusting for probability was $5.91 at March 1, 2007. The organizational meeting for our initial public offering was held on February 27, 2007, shortly before the valuation date.

•	Sales-Growth Scenario: In the sales-growth scenario, the undiscounted price per share of common stock remained the same from February 16, 2007 to March 1, 2007. The slight increase in discounted per share value from $5.51 at February 16, 2007 to $5.57 at March 1, 2007 reflected the use of a slightly lower discount rate.

•	Sales-Non-Growth (Technology Sale) Scenario: In the sales-non-growth (technology sale) scenario, the value allocated on a per share of common stock basis was $0, the same as at February 16, 2007. The terminal values and liquidation preferences of our preferred stock did not change from February 16, 2007 to March 1, 2007.

•	Private Company Scenario: In the private company scenario, the value allocated on a per share of common stock basis was $5.91 at both February 16, 2007 and March 1, 2007, as fair values calculated from the “guideline company analysis” and the “precedent transaction analysis” in determining the per share price did not change significantly. However, the discounted value per share after adjusting for probability decreased from $2.95 at February 16, 2007 to $2.39 at March 1, 2007. This decrease was primarily driven by the probability rate of 40% used at March 1, 2007 compared to the rate of 50% used at February 16, 2007.

•	Dissolution Scenario: Probability for the dissolution scenario decreased from 5.5% at February 16, 2007 to 5.0% at March 1, 2007, and the price per share was $0 at both dates.

Considering these five scenarios, the Valuation Specialist concluded that the fair value of the common stock was $8.70 per share as of March 1, 2007. After reviewing the valuation report and the other factors delineated above, the board determined that the fair value of the common stock was $8.70 as of March 1, 2007. The board noted that revenues during the first two months of 2007, which were generated at a lower rate than revenues during the three months ended December 31, 2006, reflected seasonal factors. See “Risk Factors — Our quarterly operating results can be difficult to predict and can fluctuate substantially, which could result in volatility in the price of our common stock.” The difference between this valuation and $     , the mid-point of the initial public offering price range in this offering, is attributable to several factors. First, the March 1, 2007 fair market value determination was based on information available at the beginning of the first quarter of 2007, whereas the proposed initial public offering price range was not definitively set until the second half of 2007. In addition, the underwriters determined the mid-point of the price range based solely on an initial public offering scenario, rather than a probability-weighted expected return methodology. Furthermore, the proposed initial public offering price range, which necessarily assumes that a public market for our common stock has been created and that our preferred stock has converted into common stock in connection with the initial public offering, does not take into account any illiquidity discount for our common stock and does not take into account the superior rights and preferences of our preferred stock, which were appropriately taken into account in the valuation analysis by the Valuation Specialist on March 1, 2007 and in the board’s fair market value determination. Finally, we believe that stock market conditions in general, including with respect to the stock prices of comparable companies, are stronger now than during the first quarter of 2007.

Stock Option Grants on March 27, 2007

The board of directors granted stock options on March 27, 2007 at an exercise price of $10.80 per share. For options that were granted on March 27, 2007, the board engaged the Valuation Specialist to provide an independent valuation of the common stock as of March 27, 2007. The independent valuation was performed in accordance with the Practice Aid. The valuation report employed a probability-weighted expected return methodology, in which a per share value was estimated for each of five key scenarios and then those values were weighted by probability in order to determine the price per share.

•	Initial Public Offering Scenario: Under the initial public offering scenario, undiscounted value did not change significantly from March 1, 2007 to March 27, 2007. However, the discounted value per share of common stock before adjusting for probability increased from $14.72 at March 1, 2007 to $15.17 at March 27, 2007. This increase was primarily driven by a lower discount rate used at March 27, 2007. In addition, the per share value of common stock after adjusting for probability increased from $5.91 at March 1, 2007 to $9.09 at March 27, 2007, reflecting the use of a 60% probability rate at March 27, 2007 compared to a 40% rate at March 1, 2007. As of March 27, 2007, we were proceeding with our initial public offering and were targeting a filing of our initial registration statement with the SEC in early April 2007.

•	Sales-Growth Scenario: In the sales-growth scenario, the undiscounted price per share of common stock changed slightly from $5.57 at March 1, 2007 to $5.97 at March 27, 2007. The increase in per share value was driven by a higher terminal value used in the March 27, 2007 calculation. The probability factor remained the same from March 1, 2007 at 7.2%, and the probability weighted per share value was $0.08.

•	Sales-Non-Growth (Technology Sale) Scenario: In the sales-non-growth (technology sale) scenario, the value allocated on a per share basis was $0, the same as at March 1, 2007. The terminal values and liquidation preferences of our preferred stock did not change from March 1, 2007.

•	Private Company Scenario: In the private company scenario, the value allocated on a per share of common stock basis increased from $5.91 at March 1, 2007 to $6.31 at March 27, 2007. The $0.40 increase was primarily driven by a higher revenue multiple that was used in the March 27, 2007 to calculate the terminal value for the “guideline company analysis.” The per share value after adjusting for probability decreased to $1.25 at March 27, 2007 from $2.39 at March 1, 2007, due to a decrease of probability from 40% at March 1, 2007 to 20% at March 27, 2007.

•	Dissolution Scenario: The dissolution scenario had 5.0% probability at both March 1, 2007 and March 27, 2007, and the price per share was $0 at both dates.

Considering these five scenarios, the Valuation Specialist concluded that the fair value of the common stock was $10.80 per share as of March 27, 2007. After reviewing the valuation report and the other factors delineated above, the board determined that the fair value of the common stock was $10.80 at March 27, 2007. The board noted that revenues during the first three months of 2007, which were generated at a lower rate than revenues during the three months ended December 31, 2006, reflected seasonal factors. See “Risk Factors—Our quarterly operating results can be difficult to predict and can fluctuate substantially, which could result in volatility in the price of our common stock.” The difference between this valuation and $     , the mid-point of the initial public offering price range in this offering, is attributable primarily to several factors. First, the March 27, 2007 fair market value determination was based on information available at the beginning of the first quarter of 2007, whereas the proposed initial public offering price range was not definitively set until the second half of 2007. In addition, the underwriters determined the mid-point of the price range based solely on an initial public offering scenario, rather than a probability-weighted expected return methodology. Furthermore, the proposed initial public offering price range, which necessarily assumes that a public market for our common stock has been created and that our preferred stock has converted into common stock in connection with the initial public offering, does not take into account any illiquidity discount for our common stock and does not take into account the superior rights and preferences of our preferred stock, which were appropriately taken into account in the valuation analysis by the Valuation Specialist on March 27, 2007 and in the board’s fair market value determination. Finally, we believe that stock market conditions in general, including with respect to the stock prices of comparable companies, are stronger now than during the first quarter of 2007.

Stock Option Grants on May 8, 2007

The board of directors granted stock options on May 8, 2007 at an exercise price of $11.88 per share. For options that were granted on May 8, 2007, the board engaged the Valuation Specialist to provide an independent valuation of the common stock as of May 8, 2007. The independent valuation was performed in accordance with the Practice Aid. The valuation report employed a probability-weighted expected return methodology, in which a per share value was estimated for each of five key scenarios and then those values were weighted by probability in order to determine the price per share.

•	Initial Public Offering Scenario: Under the initial public offering scenario, undiscounted value did not change significantly from March 27, 2007 to May 8, 2007. However, the discounted value per share of common stock before adjusting for probability increased from $15.17 at March 27, 2007 to $15.80 at May 8, 2007. This increase was primarily driven by a lower discount rate used at May 8, 2007. In addition, the per share value of common stock after adjusting for probability increased from $9.09 at March 27, 2007 to $10.28 at May 8, 2007, reflecting the use of a 65% probability rate at May 8, 2007 compared to a 60% rate at March 27, 2007. As of May 8, 2007, we were proceeding with our initial public offering after filing our initial registration statement with the SEC on April 16, 2007.

•	Sales-Growth Scenario: In the sales-growth scenario, the undiscounted price per share of common stock changed from $5.97 at March 27, 2007 to $6.65 at May 8, 2007. The increase in per share value was driven by a higher terminal value used in the May 8, 2007 calculation. The per share value of common stock after adjusting for probability, however, decreased from $0.45 at March 27, 2007 to $0.34 at May 8, 2007, reflecting the use of a 4.7% probability rate at May 8, 2007 compared to a 7.2% rate at March 27, 2007.

•	Sales-Non-Growth (Technology Sale) Scenario: In the sales-non-growth (technology sale) scenario, the value allocated on a per share basis was $0, the same as at March 27, 2007. The terminal values and liquidation preferences of our preferred stock did not change from March 27, 2007.

•	Private Company Scenario: In the private company scenario, the value allocated on a per share of common stock basis increased from $6.31 at March 27, 2007 to $6.48 at May 8, 2007. The $0.17 increase was primarily driven by a higher revenue multiple than was used in the May 8, 2007 valuation to calculate the terminal value for the “guideline company analysis.” The per share value after adjusting for probability increased slightly to $1.31 at May 8, 2007 from $1.25 at March 27, 2007. The probability rate was 20% at both March 27, 2007 and May 8, 2007.

•	Dissolution Scenario: The dissolution scenario had 5.0% probability at both March 27, 2007 and May 8, 2007, and the price per share was $0 at both dates.

Considering these five scenarios, the Valuation Specialist concluded that the fair value of the common stock was $11.88 per share as of May 8, 2007. After reviewing the valuation report and the other factors delineated above, the board determined that the fair value of the common stock was $11.88 at May 8, 2007. The difference between this valuation and $     , the mid-point of the initial public offering price range in this offering, is attributable primarily to several factors. First, the board’s fair market value determination was based on information available at May 8, 2007, whereas the proposed initial public offering price range was not definitively set until August 2007. In addition, the underwriters determined the mid-point of the price range based solely on an initial public offering scenario, rather than a probability-weighted expected return methodology. Furthermore, the proposed initial public offering price range, which necessarily assumes that a public market for our common stock has been created and that our preferred stock has converted into common stock in connection with the initial public offering, does not take into account any illiquidity discount for our common stock and does not take into account the superior rights and preferences of our preferred stock, which were appropriately taken into account in the valuation analysis by the Valuation Specialist on May 8, 2007 and in the board’s fair market value determination.

Compensation Costs

Compensation expense associated with share-based awards totaled $59,000 for 2006 and $131,000 for the six months ended June 30, 2007. These amounts were based on awards ultimately expected to vest and reflected an estimate of awards that would be forfeited. The total compensation cost under SFAS No. 123R related to share-based awards granted to employees and directors but not yet amortized, net of estimated forfeitures, was $223,000 as of December 31, 2006 and $821,000 as of June 30, 2007. These costs will be amortized on a straight-line basis over a weighted average period of 3.37 years for 2006 and 3.47 years for the six months ended June 30, 2007.

Freestanding Preferred Stock Warrants

In connection with our entering into or amending various financing arrangements from time to time between January 2001 and June 2005, we issued several warrants exercisable to acquire shares of our redeemable convertible preferred stock. Prior to January 1, 2006, we recorded the estimated fair value of each of these warrants as a component of equity, with charges to interest expense recorded over the life of the debt or lease agreement with respect to which the warrant was issued.

In June 2005, the FASB issued its Staff Position No. 150-5, Issuer’s Accounting under Statement 150 for Freestanding Warrants and Other Similar Instruments on Shares that Are Redeemable, or FSP No. 150-5, which affirms that freestanding warrants relating to redeemable shares are liabilities that should be recorded at fair value. We adopted FSP No. 150-5 as of January 1, 2006 and recorded a cumulative change in accounting of a benefit of $28,000 to reflect the change in the estimated fair value of the preferred stock warrants as of that date. We recorded warrant charges of $177,000 in 2006 and $557,000 in the six months ended June 30, 2007 to reflect increases in the fair value of the preferred stock warrants during those periods. The pro forma effect of the adoption of FSP No. 150-5 on our results of operations for 2004 and 2005, if applied retroactively as if FSP No. 150-5 had been effective and adopted in those years, was not material.

We estimated the fair value of the preferred stock warrants at the respective balance sheet dates using the Black-Scholes option valuation model. This model utilizes as inputs the estimated fair value of the underlying preferred stock at the valuation measurement date, the remaining contractual term of the warrants, risk-free interest rates, expected dividends and expected volatility of the price of the underlying preferred stock. We will continue to adjust this liability for changes in fair value until the earlier of the exercise of the warrants or the completion of a liquidation event, including the completion of this offering, at which time the liability will be reclassified to stockholders’ equity (deficit).

Allowance for Doubtful Accounts

We regularly assess our ability to collect outstanding client invoices and in so doing must make estimates of the collectibility of accounts receivable. We provide an allowance for doubtful accounts when we determine that the collection of an outstanding client receivable is not probable. We specifically analyze accounts receivable and historical bad debt experience, client creditworthiness, and changes in our client payment history when evaluating the adequacy of the allowance for doubtful accounts. If any of these factors change, our estimates may also change, which could affect the levels of our future provision for doubtful accounts.

Income Taxes

We are subject to federal and various state income taxes in the United States, and we use estimates in determining our provision for these income taxes. Deferred tax assets, related valuation allowances, current tax liabilities and deferred tax liabilities are determined separately by tax jurisdiction. In making these determinations, we estimate tax assets, related valuation allowances, current tax liabilities and deferred tax liabilities and we assess temporary differences resulting from differing treatment of items for tax and accounting purposes. At December 31, 2006, our deferred tax assets consisted primarily of federal net operating loss carryforwards, state research and development credit carryforwards, and temporary differences. We assess the likelihood that deferred tax assets will be realized, and we recognize a valuation allowance if it is more likely than not that some portion of the deferred tax assets will not be realized. This assessment requires judgment as to the likelihood and amounts of future taxable income by tax jurisdiction. At December 31, 2006, we had a full valuation allowance against our deferred tax asset. Although we believe that our tax estimates are reasonable, the ultimate tax determination involves significant judgment that is subject to audit by tax authorities in the ordinary course of business.

Results of Operations

The following table sets forth selected statements of operations data for 2004, 2005 and 2006 and the six months ended June 30, 2006 and 2007 indicated as percentages of revenues.

	Years Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007

Statement of Operations Data:
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues	35.5	30.2	32.7	33.1	37.9

Gross margin	64.5	69.8	67.3	66.9	62.1

Operating expenses:
Research and development	15.6	12.8	11.9	13.1	10.3
Sales and marketing	35.0	35.8	41.9	42.3	37.9
General and administrative	22.1	13.5	13.1	14.0	13.0

Total operating expenses	72.7	62.1	66.9	69.4	61.2

Operating income (loss)	(8.2)	7.8	0.4	(2.5)	0.9
Total other expense, net	(3.0)	(0.7)	(0.9)	(0.2)	(3.1)

Income (loss) before cumulative change in accounting	(11.2)	7.1	(0.5)	(2.7)	(2.2)
Cumulative change in accounting	—	—	0.1	0.2	—

Net income (loss)	(11.2)%	7.1%	(0.4)%	(2.5)%	(2.2)%

Comparison of Six Months Ended June 30, 2006 and 2007

Revenues

	Six Months Ended June 30,				Six Month
	2006		2007		Period Change
		Percentage of		Percentage of		Percentage
	Amount	Revenues	Amount	Revenues	Amount	Change
	(dollars in thousands)

Revenues	$12,176	100%	$18,099	100.0%	$5,923	48.6%

The $5.9 million growth in revenues for the six months ended June 30, 2007 as compared to the same period in 2006 reflected an increase of $4.4 million in revenues from existing clients and an increase of $1.5 million in revenues from new clients. The increased revenues were due to our continued hiring of additional sales and support personnel, who focus on increasing usage of our service by new and existing clients. The increase in revenues resulting from higher calling volume was partially offset by a shift in product mix to unattended voice messaging, which has a lower pricing structure.

Cost of Revenues and Gross Profit

	Six Months Ended June 30,				Six Month
	2006		2007		Period Change
		Percentage of		Percentage of		Percentage
	Amount	Revenues	Amount	Revenues	Amount	Change
	(dollars in thousands)

Cost of revenues	$4,028	33.1%	$6,860	37.8%	$2,832	70.3%
Gross profit	8,148	66.9	11,239	62.1	3,091	37.9

The $2.8 million increase in cost of revenues for the six months ended June 30, 2007 as compared to the same period in 2006 consisted of direct costs associated with our efforts to grow both current and future revenues. These direct costs consisted primarily of a $1.4 million increase in telephony expense, a $497,000 increase in depreciation expense due to additions to our infrastructure and a $430,000 increase in hosting costs.

The decrease in gross margin for the six months ended June 30, 2007 as compared to the same period in 2006 reflected a relative increase in telephony charges attributable to the product mix of AVM calling campaigns. The decrease also reflected a relative increase in hosting and depreciation costs, as we continued to build out our infrastructure in anticipation of future revenue growth.

Operating Expenses

	Six Months Ended June 30,				Six Month
	2006		2007		Period Change
		Percentage of		Percentage of		Percentage
	Amount	Revenues	Amount	Revenues	Amount	Change
	(dollars in thousands)

Research and development	$1,595	13.1%	$1,874	10.3%	$279	17.5%
Sales and marketing	5,153	42.3	6,855	37.9	1,702	33.0
General and administrative	1,699	14.0	2,353	13.0	654	38.5

Total operating expenses	$8,447	69.4	$11,082	61.2	$2,635	31.2

Research and Development.  The $279,000 increase in research and development expenses for the six months ended June 30, 2007 as compared to the same period in 2006 resulted primarily from a $293,000 increase in employee compensation costs attributable to the addition of 5 research and development personnel. We hired these personnel to further develop and improve our platform and to perform quality control activities with respect to our services.

Sales and Marketing.  The $1.7 million increase in sales and marketing expenses for the six months ended June 30, 2007 as compared to the same period in 2006 resulted primarily from a $1.3 million increase in employee compensation costs attributable to the addition of 12 sales and marketing personnel during this time period. The increased sales and marketing expenses reflected our focus on further developing brand awareness, increasing the usage of our service by existing clients and adding new clients.

General and Administrative.  The $654,000 increase in general and administrative expenses for the six months ended June 30, 2007 as compared to the same period in 2006 reflected a $445,000 increase in employee compensation costs attributable to the addition of 5 personnel to support our growth and a $237,000 increase in professional fees.

Operating and Other Income

	Six Months Ended June 30,				Six Month
	2006		2007		Period Change
		Percentage of		Percentage of		Percentage
	Amount	Revenues	Amount	Revenues	Amount	Change
	(dollars in thousands)

Income from operations	$(299)	(2.5)%	$157	0.9%	$456	*
Other income (expense):
Interest income	151	1.2	134	0.8	(17)	(11.3)%
Interest expense	(182)	(1.5)	(145)	(0.8)	37	20.3
Warrant charge for change in fair value	—	—	(557)	(3.1)	(557)	*
Other, net	6	0.1	—	—	(6)	*

Total other income (expense), net	(25)	(0.2)	(568)	(3.1)	(543)	*

Loss before cumulative change in accounting	$(324)	(2.7)%	$(411)	(2.2)%	$(87)	(26.9)%

*	Not meaningful

In the six months ended June 30, 2007, we recorded a charge of $557,000 to reflect the increase in fair value of our freestanding preferred stock warrants from January 1, 2007 to June 30, 2007, in accordance with the guidance of FSP 150-5. See “—Critical Accounting Policies—Freestanding Preferred Stock Warrants” and notes 2 and 9 to the financial statements appearing elsewhere herein.

Net Loss

We recognized net losses of $411,000 in the six months ended June 30, 2007 and $324,000 in the same period in 2006. This difference reflected the charge in the six months ended June 30, 2007 relating to our freestanding preferred stock warrants, as well as the changes in revenues, cost of revenues and operating expenses described above.

Comparison of Years Ended December 31, 2005 and 2006

Revenues

	2005		2006		Year-to-Year Change
		Percentage of		Percentage of		Percentage
	Amount	Revenues	Amount	Revenues	Amount	Change
	(dollars in thousands)

Revenues	$16,448	100.0%	$29,069	100.0%	$12,621	76.7%

The $12.6 million growth in revenues in 2006 reflected an increase of $9.2 million in revenues from existing clients and an increase of $3.4 million in revenues from new clients. The increased revenues were due to our hiring of additional sales and support personnel, who focus on increasing usage of our service by existing clients and on adding new clients. The average rate per minute charged to clients in 2006 was unchanged from 2005.

Cost of Revenues and Gross Profit

	2005		2006		Year-to-Year Change
		Percentage of		Percentage of		Percentage
	Amount	Revenues	Amount	Revenues	Amount	Change
	(dollars in thousands)

Cost of revenues	$4,967	30.2%	$9,505	32.7%	$4,538	91.4%
Gross profit	11,481	69.8	19,564	67.3	8,083	70.4

The $4.5 million increase in cost of revenues in 2006 consisted of direct costs associated with our efforts to grow both current and future revenues. These direct costs consisted primarily of a $2.3 million increase in telephone expenses, a $1.1 million increase in depreciation expense due to additions to our infrastructure, and a $775,000 increase in direct employee compensation costs resulting from the addition of 6 operations personnel during 2006.

As a result of the steps we took in building our infrastructure and increasing our headcount to support future revenue growth, depreciation expense and direct employee compensation costs increased at a faster rate than revenues in 2006. As a result, our gross margin decreased.

Operating Expenses

	2005		2006		Year-to-Year Change
		Percentage of		Percentage of		Percentage
	Amount	Revenues	Amount	Revenues	Amount	Change
	(dollars in thousands)

Research and development	$2,098	12.8%	$3,453	11.9%	$1,356	64.7%
Sales and marketing	5,888	35.8	12,172	41.9	6,284	106.7
General and administrative	2,221	13.5	3,820	13.1	1,599	72.0

Total operating expenses	$10,207	62.1%	$19,445	66.9%	$9,239	90.5%

Research and Development.  The $1.4 million increase in research and development expenses in 2006 consisted principally of a $1.3 million increase in employee compensation costs attributable to the addition of 9 research and development personnel during 2006. We hired these personnel to further develop and improve our platform and to perform quality control activities.

Sales and Marketing.  The $6.3 million increase in sales and marketing expenses in 2006 resulted primarily from (a) a $4.2 million increase in employee compensation costs attributable to the addition of

6 marketing personnel, 6 direct sales personnel, and 12 sales and support personnel, (b) a $790,000 increase in travel and entertainment costs, and (c) a $647,000 increase in trade show and similar expenses, including expenses incurred in connection with our first user group meeting. These increased expenses reflected our focus on further developing brand awareness, increasing the usage of our service by existing clients, and adding new clients. For additional information, see “— Overview — Operating Expenses — Sales and Marketing.”

General and Administrative.  The $1.6 million increase in general and administrative expenses in 2006 consisted principally of (a) a $689,000 increase in employee compensation costs attributable to the addition of 6 personnel during 2006, (b) a $581,000 increase in professional service costs related to increased business activity, and (c) a $254,000 increase in rent and facility costs related to additional office space required to support our growth.

Operating and Other Income

	2005		2006		Year-to-Year Change
		Percentage of		Percentage of		Percentage
	Amount	Revenues	Amount	Revenues	Amount	Change
	(dollars in thousands)

Operating income	$1,274	7.8%	$119	0.4%	$(1,155)	(90.7)%

Other income (expense):
Interest income	150	0.9	299	1.0	149	99.3
Interest expense	(264)	(1.6)	(398)	(1.3)	(134)	50.8
Warrant charge for change in fair value	—	—	(177)	(0.6)	(177)	*
Other, net	—	—	6	0.0	6	*

Total other expense, net	(114)	(0.7)	(270)	(0.9)	(156)	136.8

Income before cumulative change in accounting	$1,160	7.1%	$(151)	(0.5)%	$(1,311)	*

*	Not meaningful

Increased interest income in 2006 reflected both an increased average balance of cash and cash equivalents and higher interest rates on our cash and cash equivalents balances. Interest expense increased due to higher interest rates and a higher average balance of debt outstanding.

In 2006, we recorded a charge of $177,000 to reflect the increase in fair value of our freestanding preferred stock warrants from January 1, 2006 to December 31, 2006, in accordance with the guidance of FSP 150-5. See “— Critical Accounting Policies — Freestanding Preferred Stock Warrants” and notes 2 and 9 to the financial statements appearing elsewhere herein.

Cumulative Change in Accounting

Upon adoption of FSP No. 150-5 on January 1, 2006, we reclassified the fair value of our freestanding preferred stock warrants from equity to a liability and recorded a cumulative change in accounting of a benefit of $28,000. See “— Critical Accounting Policies — Freestanding Preferred Stock Warrants” and notes 2 and 9 to the financial statements appearing elsewhere herein.

Net Income (Loss)

We recognized a net loss of $123,000 in 2006 and net income of $1.2 million in 2005. This difference principally reflected the decreased gross margin and increased operating expenses in 2006 discussed above, including the $6.3 million increase in sales and marketing expenses.

Comparison of Years Ended December 31, 2004 and 2005

Revenues

	2004		2005		Year-to-Year Change
		Percentage of		Percentage of		Percentage
	Amount	Revenues	Amount	Revenues	Amount	Change
	(dollars in thousands)

Revenues	$7,754	100.0%	$16,448	100.0%	$8,694	112.1%

The $8.7 million growth in revenues in 2005 reflected an increase of $5.2 million in revenues from existing clients and an increase of $3.5 million in revenues from new clients. The increased revenues were due to our hiring of additional sales and support personnel, who focus on increasing usage of our service by existing clients and on adding new clients. The average rate per minute charged decreased from 2004 to 2005, as costs remained relatively constant while prices decreased as the result of tiered pricing levels in effect for certain high-volume users of our service.

Cost of Revenues and Gross Profit

	2004		2005		Year-to-Year Change
		Percentage of		Percentage of		Percentage
	Amount	Revenues	Amount	Revenues	Amount	Change
	(Dollars in thousands)

Cost of revenues	$2,750	35.5%	$4,967	30.2%	$2,217	80.6%
Gross profit	5,004	64.5	11,481	69.8	6,477	129.4

The $2.2 million increase in cost of revenues in 2005 consisted of direct costs associated with our efforts to grow both current and future revenues, including a $1.4 million increase in telephony expense, a $278,000 increase in depreciation expense attributable to additions to our infrastructure and a $193,000 increase in direct labor compensation costs.

The increased gross margin in 2005 principally reflected the rapid growth in our revenues, which increased at a rate greater than the various expenses reflected in cost of revenues.

Operating Expenses

	2004		2005		Year-to-Year Change
		Percentage of		Percentage of		Percentage
	Amount	Revenues	Amount	Revenues	Amount	Change
	(Dollars in thousands)

Research and development	$1,208	15.6%	$2,098	12.8%	$889	73.6%
Sales and marketing	2,715	35.0	5,888	35.8	3,173	116.9
General and administrative	1,714	22.1	2,221	13.5	507	29.6

Total operating expenses	$5,637	72.7%	$10,207	62.1%	$4,569	81.1%

Research and Development.  The $889,000 increase in research and development expenses in 2005 principally reflected a $802,000 increase in employee compensation costs attributable to the addition of 9 research and development personnel during 2005. We hired these personnel to further develop and improve our platform and to perform quality control activities.

Sales and Marketing.  The $3.2 million increase in sales and marketing expenses in 2005 resulted primarily from a $1.8 million increase in employee compensation costs attributable to the addition of 13 sales and marketing personnel during 2005 and a $562,000 increase in travel and entertainment costs. The higher level of sales and marketing expenses reflected our focus on further developing brand awareness, increasing usage of our service by existing clients and adding new clients.

General and Administrative.  The $507,000 increase in general and administrative expenses in 2005 consisted principally of a $264,000 increase in employee compensation costs attributable to the addition of 5 personnel during 2005 to support our growth.

Operating and Other Income

	2004		2005		Year-to-Year Change
		Percentage of		Percentage of		Percentage
	Amount	Revenues	Amount	Revenues	Amount	Change
	(Dollars in thousands)

Operating income (loss)	$(633)	(8.2)%	$1,274	7.8%	$1,907	*

Other income (expense):
Interest income	12	0.2	150	0.9	138	*
Interest expense	(245)	(3.2)	(264)	(1.6)	(19)	7.8%

Total other expense, net	(233)	(3.0)	(114)	(0.7)	119	(51.1)

Net income (loss)	$(866)	(11.2)%	$1,160	7.1%	$2,026	*

*	Not meaningful

Interest income increased in 2005 as the result of our higher average cash and cash equivalents balance. Interest expense increased slightly, as the result of slightly higher interest rates.

Net Income (Loss)

We recognized net income of $1.2 million in 2005 and a net loss of $866,000 in 2004. This difference reflected the $8.7 million increase in revenues in 2005, offset in part by the increased operating expenses discussed above, including the $3.2 million increase in sales and marketing expenses.

Selected Quarterly Results of Operations

The following tables set forth our unaudited quarterly statement of operations data for each of our ten most recent quarters, as well as the percentage of revenues for each line item shown. This information has been derived from our unaudited financial statements, which, in our opinion, have been prepared on the same basis as our audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the information for the quarters presented. You should read these data together with our financial statements and the related notes included elsewhere in this prospectus.

	Quarters Ended
	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,
	2005	2005	2005	2005	2006	2006	2006	2006	2007	2007
	(in thousands)

Revenues	$2,093	$3,770	$5,130	$5,455	$5,178	$6,998	$7,779	$9,114	$8,761	$9,338
Cost of revenues	752	1,198	1,533	1,484	1,940	2,088	2,583	2,895	3,165	3,695

Gross profit	1,341	2,572	3,597	3,971	3,238	4,910	5,196	6,219	5,596	5,643

Operating expenses:
Research and development	374	468	580	676	826	769	912	947	996	879
Sales and marketing	1,003	1,176	1,616	2,093	2,094	3,059	3,249	3,769	3,514	3,341
General and administrative	379	527	610	705	785	915	981	1,140	1,111	1,241

Total operating expenses	1,756	2,171	2,806	3,474	3,705	4,743	5,142	5,856	5,621	5,461

Operating income (loss)	(415)	401	791	497	(467)	167	54	363	(25)	182
Total other income (expense), net	(46)	(45)	0	(23)	(9)	(15)	(44)	(201)	(814)	246

Income (loss) before cumulative change in accounting	(461)	356	791	474	(476)	152	10	162	(839)	428
Cumulative change in accounting	—	—	—	—	28	—	—	—	0	—

Net income (loss)	$(461)	$356	$791	$474	$(448)	$152	$10	$162	$(839)	$428

	Quarters Ended
	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	Jun. 30,
	2005	2005	2005	2005	2006	2006	2006	2006	2007	2007
	(percentage of revenues)

Revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues	35.9	31.8	29.9	27.2	37.4	29.8	33.2	31.8	36.1	39.6

Gross margin	64.1	68.2	70.1	72.8	62.6	70.2	66.8	68.2	63.9	60.4

Operating expenses:
Research and development	17.9	12.4	11.3	12.4	16.0	11.0	11.7	10.4	11.4	9.4
Sales and marketing	47.9	31.2	31.5	38.4	40.5	43.7	41.8	41.4	40.1	35.7
General and administrative	18.1	14.0	11.9	12.9	15.2	13.1	12.6	12.5	12.7	13.3

Total operating expenses	83.9	57.6	54.7	63.7	71.6	67.8	66.1	64.3	64.2	58.4

Operating income (loss)	(19.8)	10.6	15.4	9.1	(9.0)	2.4	0.7	4.0	(0.3)	2.0
Total other income (expense), net	(2.2)	(1.2)	0.0	(0.4)	(0.2)	(0.2)	(0.6)	(2.2)	(9.3)	2.6

Income (loss) before cumulative change in accounting	(22.0)	9.4	15.4	8.7	(9.2)	2.2	0.1	1.8	(9.6)	4.6
Cumulative change in accounting	—	—	—	—	0.5	—	—	—	—	—

Net income (loss)	(22.0)%	9.4%	15.4%	8.7%	(8.7)%	2.2%	0.1%	1.8%	(9.6)%	4.6%

In recent years, our quarterly revenues have been impacted by the level of revenues we have derived from third-party collection agencies and seasonal factors impacting their business. These factors caused our revenues and gross profit in the first quarter of each of 2005, 2006 and 2007 to decrease from the corresponding amounts in the immediately preceding fourth quarter. We believe these decreases reflected a reduced level of collections processes following the fourth-quarter holiday season and the lower number of business days in each first quarter.

Revenues were sequentially higher for the second, third and fourth quarters of 2005 and 2006 and for the second quarter of 2007 due to increases in the number of total active clients and in revenues generated from existing clients as a result of our selling efforts. Gross profit also increased sequentially in the second, third and fourth quarters of 2005 and 2006 and in the second quarter of 2007 primarily due to revenue growth. Gross margin ranged from 60.4% to 72.8% during the quarters presented due to fluctuations in telephony costs, direct labor compensation costs, depreciation expenses and occupancy-related expenses as a percentage of revenue, as well as to changes in the product mix of AVM calling campaigns.

Total operating expenses increased sequentially in each quarter in 2005 and 2006, principally as the result of increases in employee compensation costs attributable to increased headcount. Total operating expenses as a percentage of revenues varied due to the timing of additions to headcount, the incurrence of sales commissions as our sales representatives met and exceeded their targets and occupancy-related expenses.

Liquidity and Capital Resources

Resources

Since our inception, we have funded our operations primarily with proceeds from issuances of preferred stock, borrowings under credit facilities and, more recently, cash flow from operations.

We believe our existing cash and cash equivalents, our cash flow from operating activities, borrowings available under our existing credit facility and our net proceeds of this offering will be sufficient to meet our anticipated cash needs for at least the next twelve months. Our future working capital requirements will depend on many factors, including the rates of our revenue growth, our introduction of new features and complementary services for our on-demand service, and our expansion of research and development and sales and marketing activities. To the extent our cash and cash equivalents, cash flow from operating activities, and net proceeds of this offering are insufficient to fund our future activities, we may need to raise additional funds through bank credit arrangements or public or private equity or debt financings. We also may need to raise additional funds in the event we determine in the future to effect one or more acquisitions of businesses, technologies and products. If additional funding is required, we may not be able to obtain bank credit arrangements or to effect an equity or debt financing on terms acceptable to us or at all.

Equity Sales

In June 2000, shortly after our company was founded, we raised $7.3 million of gross proceeds through sales of shares of our Series A convertible preferred stock. We generated an additional $12.3 million of gross proceeds through the issuance of shares of our Series B and C convertible preferred stock between 2001 and 2003. In January and July 2004, we sold shares of our Series C convertible preferred stock for aggregate proceeds of $3.0 million. In June 2005, we issued shares of our Series D convertible preferred stock for gross proceeds of $8.5 million. All of the shares of our preferred stock will convert into common stock upon completion of this offering. In addition, we received proceeds from exercises of common stock options in the amount of $3,000 in 2004, $15,000 in 2005, $56,000 in 2006 and $14,000 in the six months ended June 30, 2007.

Credit Facility Borrowings

In July 2007, we entered into a loan and security agreement with Silicon Valley Bank that provides for an equipment line of credit up to $7.5 million and a revolving working capital line of credit for up to the lesser of (a) $1.5 million and (b) 80% of eligible accounts receivable, subject to specified adjustments. As of

August 15, 2007, $2.3 million was outstanding under the equipment line of credit and no borrowings were outstanding under the working capital line of credit. Borrowings under the equipment line of credit are payable in installments due through July 2010, and all amounts under the working capital line of credit are due in July 2008. Borrowings under the equipment line bear interest at a rate per annum equal to the prime rate plus 0.5% or 1.0%, depending upon our liquidity, as defined. Borrowings under the working capital line bear interest at a rate per annum that is 0.25% above the prime rate. The prime rate was 8.25% per annum at August 15, 2007. All of the borrowings under the loan and security agreement are secured by a pledge of certain of our equipment and all of our accounts receivable, investment property and financial assets. At August 15, 2007, we were in compliance with all of the financial and non-financial covenants set forth in the loan and security agreement. We expect to use a portion of our net proceeds of this offering to repay all of the outstanding debt under the loan and security agreement. See “Use of Proceeds.” No prepayment charge would be incurred upon our repayment of these borrowings following the completion of this offering.

Until August 2007, we were party to a loan and security agreement with Comerica Bank that provided for an equipment line of credit up to $3.8 million and a revolving working capital line of credit up to $1.0 million, with a borrowing base of 80% of eligible accounts receivable. As of June 30, 2007, $1.7 million was outstanding under the equipment line of credit and $889,000 was outstanding under the working capital line of credit. Borrowings under the equipment line of credit were payable in installments due through February 2009, and all amounts under the working capital line of credit were due in July 2007. Borrowings under the equipment line bore interest at a rate per annum that is 1.5% above the prime rate, and borrowings under the working capital line bore interest at a rate per annum that is 1.0% above the prime rate. The prime rate was 8.25% per annum at June 30, 2007. All of the borrowings under the loan and security agreement were secured by a pledge of our accounts receivable, certain of our equipment, and all of our investment property and financial assets. At June 30, 2007, we were in compliance with all of the financial and non-financial covenants set forth in the agreement. In August 2007, we refinanced all of the then-outstanding debt under the Comerica Bank loan and security agreement with borrowings under the Silicon Valley Bank equipment line of credit. As a result, those amounts are included in equipment line of credit, a non-current liability, in our balance sheet as of June 30, 2007.

Operating Cash Flow

The following table sets forth our net cash flows from operations:

				Six Months Ended
	Years Ended December 31,			June 30,
	2004	2005	2006	2006	2007
	(in thousands)

Net cash provided by (used in) operating activities	$(1,114)	$426	$750	$(591)	$1,052

Our operating activities generated net cash in the amount of $1.1 million in the six months ended June 30, 2007, reflecting (a) a net loss of $411,000, (b) non-cash charges of $2.1 million consisting primarily of depreciation expense of $1.3 million and a preferred stock warrant charge of $557,000 and (c) an increase in accrued expenses and accounts payable of $1.3 million. These changes reflected the growth in our business, the timing of payments to our vendors and our compliance with the guidance of FSP 150-5. These changes were partially offset by an increase in prepaid expenses of $1.9 million, due to certain deferred costs related to our initial public offering.

Our operating activities generated net cash in the amount of $750,000 in 2006, reflecting (a) a net loss of $123,000, (b) non-cash charges of $2.3 million consisting primarily of depreciation expense and (c) an increase in accrued expenses and accounts payable of $1.2 million. These changes resulted primarily from the growth in our business and the timing of payments to vendors. These changes were partially offset by an increase in accounts receivables of $2.4 million due to the revenue growth in our business and an increase of $278,000 in prepaid expenses and other current assets.

Our operating activities generated net cash in the amount of $426,000 in 2005, reflecting (a) net income of $1.2 million, (b) non-cash charges of $1.0 million consisting primarily of depreciation expense and (c) an increase in accrued expenses and accounts payable of $638,000. These changes resulted primarily from the growth in our business and the timing of payments to our vendors. These changes were partially offset by an increase in accounts receivables of $2.2 million due to the revenue growth in our business and an increase of $197,000 in prepaid expenses and other current assets.

Our operating activities used net cash in the amount of $1.1 million in 2004, primarily due to (a) a net loss of $866,000, (b) an increase in accounts receivable of $767,000 and (c) a decrease of $136,000 in accounts payable. These changes were partially offset by (a) non-cash charges of $581,000 consisting primarily of depreciation expense and (b) an increase of $65,000 in accrued expenses.

Working Capital

The following table sets forth selected working capital information:

	As of December 31,			As of June 30,
	2004	2005	2006	2007
	(in thousands)

Cash and cash equivalents	$2,179	$9,529	$7,251	$5,538
Accounts receivable, net of allowance for doubtful accounts	1,563	3,655	5,921	5,820
Working capital	1,403	8,981	7,566	7,703

Our cash and cash equivalents at June 30, 2007 were unrestricted and held for working capital purposes. They were invested primarily in money market funds. We do not enter into investments for trading or speculative purposes.

Our accounts receivable balance fluctuates from period to period, which affects our cash flow from operating activities. Fluctuations vary depending on cash collections, client mix and the volume of monthly usage of our service. We use days’ sales outstanding, or DSO, calculated on an annual basis, as a measurement of the quality and status of our receivables. We define DSO as (a) accounts receivable, net of allowance for doubtful accounts, divided by revenues for the most recent year, multiplied by (b) the number of days in the year. Our DSO was 74 days at December 31, 2004, 81 days at December 31, 2005 and 74 days at December 31, 2006.

Requirements

Capital Expenditures

In recent years, we have made capital expenditures primarily to acquire computer hardware and software and, to a lesser extent, furniture and leasehold improvements to support the growth of our business. Our capital expenditures totaled $647,000 in 2004, $3.1 million in 2005, $3.1 million in 2006 and $1.9 million in the six months ended June 30, 2007. We intend to continue to invest in our infrastructure to ensure our continued ability to enhance our platform, introduce new features and complementary services, and maintain the reliability of our network. We also intend to make investments in computer equipment and systems and fixed assets for new offices as we move and expand our facilities, add additional personnel, and continue to grow our business. We expect our capital expenditures for these purposes will total approximately $2.0 million in the last six months of 2007. We are not currently party to any purchase contracts related to future capital expenditures.

Contractual Obligations and Requirements

The following table sets forth our commitments to settle contractual obligations as of December 31, 2006:

	Less Than	1 to 3	3 to 5	More Than
	1 Year	Years	Years	5 Years	Total
	(in thousands)

Long-term debt	$2,554	$990	$—	$—	$3,544
Operating leases	1,577	838	—	—	2,415

Total	$4,131	$1,828	$—	$—	$5,959

Our long-term debt obligations at June 30, 2007 consisted of amounts outstanding under (a) our loan and security agreement with Comerica Bank described above and (b) arrangements with Oracle Credit Corporation, under which we borrowed $215,000 in February 2005 in connection with our purchase of software from Oracle Corporation. We paid all remaining principal and interest due under our arrangements with Lighthouse Capital Partners IV, L.P. in June 2007.

We have two lease agreements relating to our current corporate headquarters facilities in Burlington, Massachusetts. Each of these leases expires in May 2008.

In May 2007 we entered into a lease agreement for 37,000 square feet of office space for our headquarters in Bedford, Massachusetts. The term of the lease will commence on September 1, 2007 or such later date on which the space is ready to be occupied as stipulated in the lease. The term of the lease will expire in August 2013, and we have an option to extend the lease term through August 2018. Based on a lease commencement date of September 1, 2007, minimum monthly base rent payments of $61,000 will commence in April 2008. From September 2008 through August 2009, minimum annual base rent payments will total $772,779 and increase $37,000 annually. As a result of entering into this new lease, we expect our operating lease obligations will increase significantly beginning in 2008.

We also have various other leases, primarily related to furniture and hosting our platform.

Effects of Inflation

Inflation and changing prices have not had a material effect on our business since January 1, 2004, and we do not expect that inflation or changing prices will materially affect our business in the foreseeable future. However, the impact of inflation on replacement costs of equipment, cost of revenues and operating expenses, primarily employee compensation costs, may not be readily recoverable in the price of services offered by us.

Off-Balance-Sheet Arrangements

As of June 30, 2007, we did not have any significant off-balance-sheet arrangements, as defined in Item 303(a)(4)(ii) of Regulation S-K of the SEC.

Qualitative and Quantitative Disclosures about Market Risk

Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates. We do not hold or issue financial instruments for trading purposes.

At June 30, 2007, we had unrestricted cash and cash equivalents totaling $5.5 million. These amounts were invested primarily in money market funds. The unrestricted cash and cash equivalents were held for working capital purposes. We do not enter into investments for trading or speculative purposes. Due to the short-term nature of these investments, we believe that we do not have any material exposure to changes in the fair value of our investment portfolio as a result of changes in interest rates. Declines in interest rates, however, would reduce future investment income.

We are exposed to market risk from changes in interest rates with respect to our loan and security agreement with Silicon Valley Bank, which has interest rates based on prime rates. There was $2.3 million outstanding as of August 15, 2007 under this agreement. Accordingly, we are exposed to potential losses related to increases in interest rates. A hypothetical one percent increase in the floating rate used as the basis for the interest charged under this agreement as of August 15, 2007 would result in a $23,000 increase in annualized interest expense assuming a constant balance outstanding of $2.3 million.

Recent Accounting Pronouncements

In February 2007, the FASB issued Statement of Financial Accounting Standards, or SFAS, No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, Including and Amendment of FASB Statement No. 115. SFAS No. 159 allows entities to measure many financial instruments and certain other assets and liabilities at fair value on an instrument-by-instrument basis (the fair value option). The fair value option expands the ability of entities to select the measurement attribute for certain assets and liabilities. We will adopt SFAS No. 159 as of January 1, 2008. We are currently evaluating the effect, if any, that our adoption of SFAS No. 159 will have on our financial statements.

In September 2006, the SEC issued SAB No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, to address diversity in practice in quantifying financial statement misstatements. SAB No. 108 requires that we quantify misstatements based on the impact of the misstatements on each of our financial statements and related disclosures. SAB No. 108 is effective for fiscal years ending after November 15, 2006. We adopted SAB No. 108 effective in 2006. The financial adoption of SAB No. 108 did not have a material effect on our financial statements for 2006 and we do not anticipate that it will have a material effect on financial statements for subsequent periods.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the effect, if any, that our adoption of SFAS No. 157 will have on our financial statements.

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109, which clarifies the accounting for uncertainty in tax positions. Interpretation No. 48 requires that we recognize in our financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. Interpretation No. 48 is effective for fiscal years beginning after December 15, 2006. Our adoption of Interpretation No. 48 did not have a material effect on our financial statements or results of operations for the six months ended June 30, 2007. See note 11 to the financial statements included elsewhere herein.

In May 2007, the FASB issued Staff Position No. FIN 48-1 Definition of Settlement in FASB Interpretation No. 48. FIN 48-1 provides guidance on how an enterprise should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. We retroactively adopted the provisions of FIN 48-1 effective January 1, 2007 and have determined that FIN 48-1 had no material effect on our financial statements.

BUSINESS

Overview

SoundBite Communications is a leading provider of on-demand automated voice messaging, or AVM, solutions. Using a web browser, organizations can employ our service to initiate and manage customer contact campaigns for a variety of collections, customer care and marketing processes. Our service is designed to help organizations increase revenues, enhance customer service and retention, and secure payments by improving their customer contact processes. Our service is designed to improve a contact center’s efficiency by increasing the productivity of contact center agents and facilitating the use of “agentless” transactions.

Our service is provided using a multi-tenant architecture, which enables a single customer communications platform to serve all of our clients cost-effectively. To use our service, an organization does not need to invest in or maintain new hardware, pay licensing or maintenance fees for additional software, or hire and manage dedicated information technology staff. As a result, a new client can begin using our service within a few days. We provide our service under a usage-based pricing model, with prices calculated on a per-minute or per-message basis. Because we implement new features, complementary services and service upgrades on our platform, they become part of our service automatically and can benefit all clients immediately. Our secure platform is designed to serve increasing numbers of clients and growing demand from existing clients, enabling the platform to scale reliably and cost-effectively. Clients used our service to place nearly 1 billion calls in 2006, and our service currently has the capacity to initiate more than 14 million calls each day.

Since January 1, 2006, our service has been used by more than 200 organizations in a variety of industries, including the collection agencies, financial services, retail, telecommunications and utilities industries. In 2004, we began concentrating our sales and marketing activities on the collection process, and more recently we have targeted third-party collection agencies and debt buyers in the collection agencies industry as well as large in-house, or first-party, collection departments of businesses in other industries. Our sales force focuses on demonstrating the benefits of an on-demand solution and the potential return on investment from the use of our service. Our client base includes 14 of the 20 largest collection agencies in North America (based on 2006 revenue).

Industry Background and Trends

Improving the customer contact process is a key strategy by which businesses, governments and other organizations achieve their goals and objectives. Businesses, for example, seek to increase revenue, drive market share and enhance customer relationships by optimizing their customer contact processes. Organizations rely on combinations of in-house and outsourced resources to execute inbound and outbound customer communications campaigns using a variety of channels such as direct mail, e-mail, text messaging, web and voice.

The efficacy and cost-effectiveness of each channel vary dramatically, depending on whether the channel is being used for marketing, customer care or collections. Direct mail is a well-established channel for outbound marketing communications, but is slow, inflexible and relatively expensive. E-mail is an inexpensive and timely channel for customer care, but e-mails may be filtered by a recipient’s “spam” blocking technology or disregarded by a recipient wary of e-mails potentially “phishing” to acquire sensitive information fraudulently. Text messaging has the potential to be an inexpensive channel for some customer care communications, but an organization can reach only those customers who have enabled text messaging and have opted to receive text messages from that organization. The web is a highly interactive, inexpensive channel for marketing and customer care, but is limited to inbound communications. The ubiquity and familiarity of the telephone make it a highly effective medium for all types of customer interactions, but organizations historically have encountered significant challenges in managing the individuals required to execute a telephone campaign.

Inefficiencies of Contact Centers

For most large organizations, in-house or outsourced contact centers are the hub of customer service efforts and are responsible for managing a wide variety of telephone campaigns and other customer communications. Contact centers facilitate both interactive communications, which involve a contact center agent and a customer, and one-way messages, in which an agent leaves a notification on a customer’s answering machine. The use of agents has several inherent drawbacks:

•	Cost. Contact center agents are expensive to hire, train and retain and also require facilities and infrastructure with associated additional expense. Accenture estimated, as of April 2007, that the call center industry spends 60% of its annual budget on human resource expenses, including paying from $4,000 to nearly $7,000 to hire and train a new agent.

•	Capacity. A contact center agent can handle only a limited number of calls per hour. In order to maintain service levels during peaks in usage, a contact center must hire additional agents, who are likely to experience significant down time during slower periods.

•	Productivity. Contact center agents routinely spend time unproductively, leaving voice messages, getting a busy signal or no answer, connecting to the wrong individual, or waiting to connect with a customer.

•	Customization. Contact center agents cannot provide the customer-by-customer personalization that an organization might desire for a campaign, and organizations typically are unwilling to incur the agent retraining costs necessary to test alternate approaches either before or during a campaign.

•	Quality. Widely varying levels of agent skill and experience and high rates of turnover make it difficult for a contact center to deliver high quality customer interactions uniformly and consistently. In August 2005 destinationCRM.com estimated that contact centers turnover, on average, 40% of their agents each year.

Organizations have invested in automation technologies such as interactive voice response, or IVR, systems and predictive dialers to improve contact center efficiencies, with varying degrees of success. IVR systems enable an inbound caller to select options from a voice menu and otherwise interact with the phone system. Contact centers generally use IVR systems to identify the service a customer wants, to extract numeric information, and to provide answers to simple questions such as account balances. Although highly static, an IVR enables a contact center to handle a range of predefined interactions without involvement by any contact center agent.

For outbound calls, predictive dialers automatically dial batches of telephone numbers, detect how the calls are answered, and then disengage if the number is busy, if the call is unanswered or, in some circumstances, if the call reaches an answering machine. Predictive dialers improve agent productivity by increasing the percentage of time an agent spends talking and, as a result, increasing the number of calls the agent can handle. Moreover, predictive dialers are capable of delivering consistent one-way communications without agent involvement. Predictive dialers fail, however, to address several of the key limitations faced by contact centers:

•	Cost. Predictive dialers require a significant upfront investment in hardware and software, as well as recurring expenditures for maintenance and, in some cases, dedicated information technology, or IT, staff. A predictive dialer subsequently may need to be upgraded or replaced in order to take advantage of a newly available technology.

•	Capacity. Although predictive dialers increase the number of interactive calls a contact center agent can handle each hour, the number of calls by an agent remains limited. Moreover, the number of one-way messages deliverable by a predictive dialer is limited by the telephony infrastructure of the contact center.

•	Productivity. While predictive dialers automate the dialing process and reduce the idle time of contact center agents, they introduce new drawbacks. Call recipients frequently hang up during the “dialer pause” that occurs while a predictive dialer locates an available agent, and predictive dialers often fail to detect answering machines correctly.

•	Interaction Limitations. Predictive dialers do not address the inherent inability of contact center agent interactions to provide organizations with the consistency, customization and uniform quality typically required for an effective campaign.

Emergence of IP-Enabled Contact Centers

The vast majority of predictive dialers have been installed on premise, and they face substantial challenges in responding to technological advances. Most existing predictive dialers will require replacement or significant upgrades before a contact center can address the two key trends currently affecting the contact center industry.

First, organizations are replacing the legacy analog voice infrastructures in their contact centers with Voice over Internet Protocol, or VoIP, telephony, a software-based technology that enables the routing of voice traffic over the Internet or any other IP-based network. Organizations must transition to VoIP in order to realize the reduced costs and other benefits of IP-based communications. VoIP, for example, facilitates easier access to customer interaction information, which allows organizations to extend their customer service functions beyond traditional contact centers.

In addition, organizations have begun to supplement their on-premise contact center staff with remote agents operating from their homes. By employing remote agents, organizations can reduce costs while addressing operational issues such as high real estate costs, depletion of local labor pools, staff retention and the need for multi-lingual staff.

Opportunities for Automated Voice Messaging Solutions

Organizations need a comprehensive solution for automating the outbound communication process. In the past few years, AVM has emerged as a potential solution to the critical issues facing contact centers. Based on our review of third-party reports and other information, we estimate that the market for AVM solutions will increase from $370 million in 2005 to $1.4 billion in 2010, representing a compounded annual growth rate of 30.5%. For an AVM solution to be effective, it must increase contact center efficiencies not only by further increasing the productivity of contact center agents, but also by facilitating “agentless” interactions where appropriate. The AVM solution must be delivered and deployed quickly and cost-effectively in order to meet the fast-changing requirements of the contact center market. It also must have a flexible, robust architecture capable of responding to — and taking advantage of — current and future technological advances and contact center trends.

Our Solution

We believe our use of an on-demand delivery model addresses the growing demand for enterprise and other software that is delivered on a usage basis, rather than purchased or licensed. A May 2006 IDC report, for example, estimates that the market for on-demand software, of which the market for on-demand AVM solutions is a subset, will grow from $2.0 billion in 2005 to $4.6 billion in 2010, a compounded annual growth rate of 18.0%.

Using a web browser, clients use our service to initiate and manage campaigns for a variety of collections, customer care and marketing processes. We assist clients in selecting service features and adopting best practices that will help them make the best use of our service. We selectively offer performance and predictive analytical capabilities to assist clients in improving the design and execution of their campaigns. Our secure platform is designed to scale reliably and cost-effectively. Clients used our service to place nearly 1 billion calls in 2006, and our service currently has the capacity to initiate more than 14 million calls each day.

We believe our clients achieve a demonstrable return on investment because our service improves their contact center productivity without the need for an investment in hardware or software. Key benefits of our service for clients include:

Lower total cost of ownership.  Our service, unlike an on-premise system, does not require clients to invest in or maintain new hardware, pay licensing or maintenance fees for additional software, or hire and manage dedicated IT staff. In addition, because new features and upgrades are implemented on our platform, they become part of our service automatically and benefit clients immediately.

Improved contact center agent productivity.  Our service improves agent performance by screening wrong parties, answering machines and other non-productive calls, which constitute a majority of outbound calls. As a result, an agent using our service can handle approximately three times as many customer interactions each hour as an agent using a predictive dialer. Agent productivity is further increased as a result of our proprietary algorithm for answering machine detection, which enables our service to determine with 98% accuracy whether a call has been answered by a machine or a person. Our service does not involve any “dialer pause,” and therefore fewer call recipients hang up prior to engaging with an agent.

Enhanced agentless interactions.  Clients can avoid the expense of contact center agents by using our service to automate certain customer interactions. Some interactions are well suited to a structured dialogue that can be predicted and then scripted in advance. Surveys, for example, can be conducted quickly, cost-effectively and consistently without involvement of an agent at any time. Similarly, automated payment of a subscription renewal or overdue credit card payment can be facilitated without agent intervention.

Burstable capacity.  Our service leverages a multi-carrier telephony backbone with the ability to initiate more than 600,000 outbound calls each hour. This capacity enables clients to “burst” extremely large campaigns during short time periods, when customers are most likely to be at home.

Rapid service deployment and campaign modification.  A new client can initiate its first campaign using our service in a period as short as a few days, using only its existing telephony equipment and Internet connections. New clients avoid the delay associated with installing the hardware and software required for an on-premise system. Moreover, clients can modify or enhance existing campaigns quickly through our client management organization or immediately by self service.

Usage-based pricing model.  We provide our service under a usage-based pricing model, with prices calculated on a per-minute or per-message basis. This pricing model limits the risks of adoption of our service by clients, and assures clients that we have a strong incentive to provide expected benefits consistently.

Our Strategy

Our objective is to become the leading global provider of on-demand automated customer contact solutions. To achieve this goal, we are pursuing the following:

Leverage referenceable client base.  Since initiating a sales and marketing program focused on third-party collection agencies in 2004, we have built a client base that includes 14 of the 20 largest collection agencies in North America (based on 2006 revenue). We are building on this client base by targeting large in-house, or “first-party,” collection departments in industries such as telecommunications that are characterized by the need for regular interactions with sizeable customer bases. The third-party collection agencies form a base of referenceable clients, whose use of our service influences decisions by first-party collection departments with respect to our platform. Our direct sales force will continue to expand our presence in collection agencies and first-party collection departments, while beginning to leverage our existing first-party relationships with large businesses to facilitate introductions and sales to other functional groups within those businesses.

Exploit on-demand platform.  The on-demand delivery model provides us with opportunities to drive and accelerate revenues while managing our expenses. For example, we can begin generating revenues from a new client in only a few days because our platform enables quick deployment of our service. We believe our platform’s flexibility can help us generate revenues by providing clients with access to complementary services furnished by us or third-party vendors and by offering one or more additional service levels to suit differing client needs. Moreover, our multi-tenant platform supports a large number of clients economically, which allows us to leverage our buying power for telephony and other equipment and services as we add clients.

Broaden service offering.  Our on-demand service is a campaign management solution focused primarily on the voice channel. We will use our platform to introduce additional features and complementary services, which we expect to offer using either a usage-based or subscription pricing model. In 2007 we introduced a payment gateway, added support for event-based notifications and extended our ability to analyze prior customer contacts. We intend to reinforce our technology leadership position by, for example, extending our service to target specific industries and expanding our analytics support.

Aggressively migrate to VoIP.  VoIP telephony is changing the fundamental structure of contact centers by enabling customer service functions to move beyond traditional contact centers to remote contact center agents. Our platform positions us to take advantage of the rapid adoption of VoIP telephony. We currently are transitioning to a VoIP infrastructure that will help us realize the benefits of IP-based communications, including reduced costs and enablement of advanced business communication applications. In the longer term, we believe our platform will enable us to take advantage of the disintermediation of on-premise contact center technology enabled by VoIP telephony.

Selectively pursue strategic acquisitions and relationships.  To complement and accelerate our internal growth, we may pursue acquisitions of businesses, technologies and products that will expand the feature set of our service, provide access to new markets or clients, or otherwise complement our existing operations. We also may seek to expand our service offerings by entering into business relationships involving preferred or exclusive licenses, additional distribution channels, investments in other enterprises, joint ventures, or similar arrangements.

Our On-Demand Service

Clients use our service to create and manage campaigns for a variety of collections, customer care and marketing processes. A campaign is a series of communications with a targeted group of customers, typically for a defined period of time. The targeted group is identified by a contact list containing customer-specific attributes, including first and last names, telephone numbers, e-mail addresses, and other information specific to the campaign such as amounts owed. A campaign often encompasses multiple passes through the contact list. Campaigns can be conducted using contact center agents or on an agentless basis. For an AVM solution to be effective, it must increase contact center efficiencies not only by further increasing agent productivity, but also by facilitating agentless interactions where appropriate. Sample campaigns include:

Collections	Customer Care	Marketing

• Payment reminders	• Contract and subscription renewals	• Credit card activations
• Early-stage collections	• Delivery notifications	• Surveys
• Contingent collections	• Scheduled service outages	• Welcome calls

We provide our service under a usage-based pricing model. As a result, clients pay only for the services they have used. Prices are calculated on a per-message or, more typically, per-minute basis. We will use our platform to introduce additional features and complementary services, which we expect to offer using either a usage-based or subscription pricing model. We may determine to offer one or more additional service levels to suit differing client needs.

The following diagram illustrates the key elements of the customer contact platform we use to provide our service:

CUSTOMER CONTACT PLATFORM

Secure Web and Data Integration Interfaces.  Most clients access our service using a web browser. Our Secure Web User Interface enables clients to upload contact lists, initiate and manage campaigns, and generate near real-time customized reports. All of our platform features can be accessed through this secure, easy-to-use interface, which makes our service available to clients on a self service basis. Data, such as contact list information, also can be uploaded and accessed through our Secure Data Integration Interface, which enables clients to load information directly from their collection management or customer relationship management system. Once a campaign is completed, the interface enables the results to be loaded directly back into the client’s system.

Core Components.  Our platform includes the following core components, each of which can be accessed via the web or by integrating a client’s collection management or customer relationship management system with our platform.

List Management manages the importing and accessing of a client’s contact list. This component also manages contact suppression, which removes one or more contacts from a campaign either before the campaign begins or while the campaign is progressing. Contacts may be suppressed because, for example, a customer previously expressed a preference not to receive the proposed type of communication or a recipient takes the requested action before all of the passes within a campaign are completed.

Script Interaction tests and manages any number of contact scripts to be used to determine the content during customer interactions. In a telephone call, for example, a script specifies the sequence of audio prompts that are played and what happens when the recipient takes certain actions, such as pressing a button on the telephone or saying “yes.” Individual customer interactions are supported by our flexible scripting language and personalized messaging. Scripts can be readily modified and repurposed over time. Our personalized voice messages use professional voice talents or text-to-speech technology to insert customer-specific information into an interaction. This component supports the following activities:

•	Automated Right-Party Verification enables the identity of a customer to be verified without contact center agent involvement by, for example, having a recipient enter his or her billing zip code.

•	Direct Connect to Contact Center allows a recipient to connect directly to a contact center in order to speak with a contact center agent.

Campaign Strategy defines the frequency and nature of the customer interactions to be employed to achieve the goals of a campaign. This component includes the following features:

•	Multi-Pass Campaigns are multiple overlapping passes through a contact list determined in accordance with client-defined parameters and intended to maximize contact list penetration and response rates.

•	Call Pass Escalation defines the conditions in which our service moves to a different phone number or e-mail address within a contact pass.

•	Contact Ordering prioritizes contacts based on client-specified criteria, such as the amount owed, or on the likelihood that customers will be reached at a particular time.

For campaigns involving contact center agents, Agent Management manages the routing of qualified customers to agents and seeks to maximize the usage of agents’ time while minimizing customers’ wait time. This component includes the following features:

•	AutoManage monitors and controls campaign performance to adjust the pace of outgoing calls to balance the flow of calls to the contact center. Based on our proprietary algorithm, adjustments are made based on factors such as contact center agent availability, average talk time and average hold times.

•	Call Forecasting provides continuously refreshed data concerning current and anticipated future contact attempts that contact center managers can use for contact center agent resource planning.

•	Contact Center Reports are available in near real-time and provide details on customer interactions with contact centers, including ring time, waiting time and talk time.

Reporting and Analytics produces reports, in a variety of formats, exported at any time during or after a campaign. We offer flexible report formatting, scheduling and delivery options. Reports typically contain details regarding contact attempts and outcomes. Reports are available for a specific campaign, or for all of the campaigns of a department, group or other client account. This component also includes performance analytics capabilities to assist clients in improving the design and execution of their campaigns. For example, a client might determine, based on our analysis of campaign data, that the client’s next campaign should be executed at a different time of day or should be targeted to wireless, rather than wireline, customers. We are continuing to enhance our analytics capabilities using advanced statistical techniques and predictive modeling.

Enterprise Management provides a client with the ability to manage, using a single control panel, all campaigns in any of the client’s accounts. Accounts and privileges can be created and customized at the enterprise level for greater security. This component allows a client to share interaction scripts and suppression lists across the client’s entire enterprise. In addition, reports covering all of a client’s accounts can be provided on an enterprise-wide basis.

Security.  Our platform includes a number of security practices designed to keep customer data safe and confidential, such as encryption of sensitive data, secure transmission, audit trails, non-shared accounts, need-to-know access policies and formal incident response. We have instituted periodic internal and third-party reviews of our security structure, including an annual voluntary external Type I audit of our IT-related control activities under Statement on Auditing Standards No. 70, Reports on the Processing of Transactions by Service Organizations. In addition, clients can elect to use supplemental security features such as e-mail and FTP address restrictions for report deliveries and encryption of reports.

Delivery Channels.  Our on-demand service is a multi-channel solution. To date, we have focused principally on designing and implementing features that support the use of our service for the voice channel. Our service supports the delivery of both outbound and inbound voice communications. The outbound voice channel can be used for either a contact center agent-assisted or agentless campaign. The inbound voice channel is primarily used in support of an outbound campaign, as in the case of a callback number, or as part of an inbound-only agentless campaign supported by an IVR interaction. Our service supports both text- and HTML-based e-mail.

Complementary Services.  We offer clients a number of supplemental complementary services accessed through our on-demand platform, including Payment services that facilitate the automation of the entire payment process, Append services that allow clients to augment their contact lists with additional information, and Contact Strategy services that analyze clients’ historical campaigns and recommend new contact strategies. Some complementary services, including Payment and Append, incorporate back-office functionality provided by a third party. We intend to develop additional complementary services that will be offered for an incremental fee, based on either a usage-based or subscription pricing model.

Our Client Management Services

Our client management organization assists clients in selecting service features and adopting best practices that will help the clients make the best use of our service. The organization provides varying levels of support, from managing an entire campaign to supporting self-service clients. It offers a range of services that includes script development, campaign strategy, professional voice talent recording, custom reporting and detailed analysis of campaign results. At June 30, 2007, our client management organization had 30 employees.

Our client management organization consists of three principal teams:

Implementation, Training and General Help Desk members provide implementation services, including demonstrations, detailed user training, test setup and measurement design, script development, voice talent recording, and all aspects of file and data transfer before and after campaigns. The team provides our clients with training both initially and on a continuing basis, so they can use our service more effectively and efficiently. Our help desk is available around-the-clock to provide immediate support to clients.

Solutions Consulting members build and maintain a library of best practices based upon experience gained in helping design and optimize campaigns. The team also provides periodic diagnostic reviews and reporting, in order to highlight areas in which clients can improve their campaign results.

Customer Analytics members consult with selected clients to provide advanced reporting and data analysis for their organizations. The team provides performance and predictive analytics capabilities to assist clients in improving their campaign and contact center results.

Clients

Since January 1, 2006, our service has been used by more than 200 organizations in the collection agencies, financial services, retail, telecommunications and utilities industries. Our clients are located principally in the United States, with a limited number located in Canada and the United Kingdom.

In 2004 we initiated a sales and marketing program focused on third-party collection agencies, which depend on voice messaging and other customer contact methods to drive revenues and are receptive to testing and deploying new contact technologies. Since that time, we have built a client base that includes 14 of the 20 largest collection agencies in North America (based on 2006 revenue). More recently, we have begun to build on this referenceable client base to target large in-house, or “first-party,” collection departments in industries, such as telecommunications, characterized by the need for regular interactions with large customer bases. We provide our service under a usage-based pricing model, and our pricing agreements with clients, including our third-party collection agency clients, do not require minimum levels of usage or payments.

NCO Group, a provider of business process outsourcing services, accounted for more than 10% of our revenues in each of 2004, 2005 and 2006. Afni, a provider of customer interaction solutions, accounted for more than 10% of our revenues in each of 2005 and 2006 . AT&T Wireless accounted for more than 10% of our revenues in 2004. None of these clients accounted for 20% or more of our revenues in any year.

Sales and Marketing

We sell our service through our direct sales force. As of June 30, 2007, our direct sales force consisted of 25 employees located at our headquarters in Burlington, Massachusetts, elsewhere in the United States, and in Canada. Our relationships with resellers accounted for an aggregate of less than 5% of our revenues in each of 2004, 2005, 2006 and the six months ended June 30, 2007.

Sales leads are generated through cold calling, client and other referrals, and a variety of marketing programs. Once a lead is qualified, the typical sales process involves a web-based or in-person presentation and demonstration, together with pre-sales support from our client management organization. These presentations typically focus on explaining the benefits of our service, including the speed with which the service can be deployed, and demonstrating the potential return on investment from the use of our service. We encourage prospective clients to engage in a pilot campaign to evaluate the efficacy of our service.

Our marketing communications and programs strategy has been designed to increase awareness of our service, generate qualified sales leads and expand relationships with existing clients. We reinforce our brand identity through our website and public relations, which are intended to build market awareness of our company as a leader of on-demand customer communications solutions. We host an annual user group meeting and regular educational webinars, and we participate in industry events and associations. We distribute quarterly newsletters and other written communications to prospective and existing clients by e-mail and direct mail campaigns. At June 30, 2007, our marketing group had 13 employees.

Technology, Development and Operations

Technology

We launched our first multi-tenant on-demand service in 2000. Our service is provided through a secure, scalable platform written primarily in Java using the Java 2 Enterprise Edition, or J2EE, development framework. We use a combination of proprietary and commercially available software, including the Apache web server, the BEA WebLogic application server, Nuance text-to-speech and automated speech recognition software, and the Oracle database. The software runs on a combination of Linux and Microsoft Windows servers. We also use commercially available hardware, including NMS Communications telephony cards.

Our service manages clients as separate tenants within our platform. As a result, we amortize the cost of delivering our service across our entire client base. In addition, because we do not have to manage thousands of distinct applications with their own business logic and database schemas, we believe that we can scale our solution faster than traditional predictive dialers, even those that have modified their products to be accessible over the Internet.

Our service enables clients to import and access data independent of format and to customize the script interaction and reporting output of their campaigns. The web user interface of our platform can be customized for a client that wishes to have a specific “look and feel” across its enterprise.

Research and Development

Our research and development organization is responsible for improving, enhancing and augmenting our on-demand platform, as well as developing new features, complementary services and other new offerings. The organization also is responsible for performing platform functionality and load testing, as well as quality assurance activities. The organization currently is working on a number of opportunities, including work related to analytics, campaign management, new channels and complementary services. At June 30, 2007, our research and development organization had 30 employees.

Our research and development expenses totaled $1.2 million in 2004, $2.1 million in 2005, $3.5 million in 2006 and $1.9 million in the six months ended June 30, 2007.

Operations

We serve our clients from two third-party hosting facilities. One of our facilities is located in Ashburn, Virginia, and is owned and operated by Equinix under an agreement that expires in March 2008. The other facility is located in Somerville, Massachusetts, and is owned and operated by InterNap under an agreement that expires in January 2009. Both facilities provide around-the-clock security personnel, video surveillance and biometric access screening, and are serviced by on-site electrical generators and fire detection and suppression systems. We maintain insurance policies covering substantially all of the assets deployed at our two hosting facilities.

Both facilities have multiple Tier 1 interconnects to the Internet, and the two facilities are connected by a SONET loop. We have multiple telecommunication providers for voice termination, including Global Crossing, Level 3 Communications, MCI, One Communications, PAETEC, Qwest and XO Communications. We have selected our mix of telecommunications carriers to limit service interruption, even in the event of a localized loss of a major provider. We believe we can maintain access to our service, with prioritized call capacity, within a limited interruption window, although we have not experienced or comprehensively tested a full failover of either of our facilities.

We own substantially all the hardware deployed in support of our platform. We continuously monitor the performance and availability of our service. We designed our service infrastructure using load-balanced web server pools, redundant interconnected network switches and firewalls, replicated database servers, clustered application servers, and fault-tolerant storage devices. Production databases are backed up on a regular basis to ensure transactional integrity and restoration capability.

We have deployed a security infrastructure that includes firewalls, intrusion prevention and detection, and IPSEC, PGP and TLS data and network security protection. We have instituted periodic internal and third-party reviews of our security infrastructure, including an annual voluntary external Type I audit under Statement on Auditing Standards No. 70.

We have service level agreements or arrangements with a small number of clients under which we warrant certain levels of system reliability and performance. If we fail to meet those levels, those clients are entitled to either receive credits or terminate their agreements with us. We did not provide any such credits, and no client terminated its agreement with us, in 2004, 2005, 2006 or the quarter ended June 30, 2007 pursuant to any service level provision.

At June 30, 2007, our operations organization had 16 employees.

Competition

To date, we have offered our on-demand service primarily for use in AVM campaigns. The market for AVM solutions is intensely competitive, changing rapidly and fragmented. The following summarizes the principal products and services that compete with our service.

Predictive Dialers

Our service competes with on-premise predictive dialers from established vendors such as Aspect and Avaya as well as a number of smaller vendors. Our service competes with on-premise predictive dialers on the basis of both available features and delivery model, including:

•	breadth of features;

•	speed of deployment;

•	capital investment required;

•	pricing model for customers; and

•	capacity, including burstability.

A number of predictive dialer vendors offer forms of hosted solutions, which we believe are typically services in which predictive dialers are hosted by first-generation application service providers, or ASPs, rather than on a multi-tenant on-demand basis. We believe these ASP-hosted services are deployed on individual servers and application infrastructures, using dedicated predictive dialers. We compete with ASP-hosted predictive dialer services on the same basis as on-premise predictive dialers, except that deployment speed and required capital investment are less significant in differentiating our service from these ASP-hosted services.

Predictive dialers have been the basic method of AVM contact for the last two decades, and the vast majority of telephony customer contact today is completed using predictive dialer technology. Many organizations are likely to continue using on-premise predictive dialers that have been purchased and are still operative, despite the availability of new features and functionality in our service or in other AVM solutions. In addition, the on-demand service delivery model is relatively new, and many organizations have not yet fully adopted or accepted this delivery model.

Some vendors of predictive dialers, particularly Aspect and Avaya, have significantly greater financial, technical, marketing, service and other resources than we have. Many of these vendors also have larger installed client bases and longer operating histories. Competitors with greater financial resources may be able to offer lower prices, additional products or services, or other incentives that we cannot match or offer. These competitors may be in a stronger position to respond quickly to new technologies and may be able to undertake more extensive marketing campaigns.

Hosted AVM Solutions

Our service also competes with a number of hosted AVM solutions. Most vendors of hosted AVM solutions focus on providing a basic service with limited features and compete principally on the basis of price. These vendors consist principally of a number of relatively small, privately held companies and a small number of larger, multi-product line companies such as Premier Global. We compete with these vendors on the basis of the following:

•	price;

•	return on investment;

•	breadth of features;

•	brand awareness based on referenceable customer base; and

•	security and reliability.

Some of these vendors deliver their AVM services on an ASP model, using dedicated hardware and telephony equipment. We compete with these vendors based on the attributes of our multi-tenant on-demand delivery model, as described above with respect to ASP-hosted predictive dialer services.

We also compete directly with a small number of vendors who deliver AVM services on an on-demand delivery model similar to ours. These vendors focus on providing hosted AVM services with a broader array of features, such as advanced reporting capabilities and supporting professional services. These vendors generally compete on the basis of return on investment and features, rather than price, and focus their principal selling efforts on differing groups of industries. We compete with these vendors based on the flexibility of our usage-based pricing model, the analytical capabilities of our platform and our referenceable client base. We are aware of fewer than twenty privately held vendors that deliver AVM services on an on-demand delivery basis. We believe, based on market information available to us, that we are one of the two largest such vendors, based on revenue.

In the past few years, there have been a number of new entrants in the hosted AVM services market. Most of these new entrants offer basic, price-oriented AVM services hosted on an ASP model. There are significant barriers to entry for potential competitors seeking to offer more fully featured hosted AVM services. We believe that companies wishing to target this portion of the market may seek to acquire existing vendors. West Corporation, a provider of outsourced communications services, acquired CenterPost Communications, a provider of enterprise multi-channel solutions for automating customer communications in February 2007 and acquired TeleVox Software, a provider of communication and automated messaging services to the healthcare industry, in March 2007. It is likely any such acquiring companies would have greater financial, technical, marketing, service and other resources than we have and may be able to offer lower prices, additional products or services, or other incentives that we cannot match or offer.

Intellectual Property

Our success will depend in part on our ability to protect our intellectual property and to avoid infringement of the intellectual property of third parties. We rely on a combination of trade secret laws, trademarks and copyrights in the United States and other jurisdictions, as well as contractual provisions and licenses, to protect our proprietary rights and brands. We cannot, however, be sure that steps we take to protect our proprietary rights will prevent misappropriation of our intellectual property.

We have adopted a strategy of seeking limited patent protection with respect to the technologies used in or relating to our products. As of June 30, 2007, we had three issued U.S. patents, which relate to: (a) a voice message delivery method and system (patent number US 6,785,363 B3) that was issued in August 2004 and will expire in January 2021; (b) an address book for a voice message delivery method and system (patent number US 6,829,331 B2) that was issued in December 2004 and will expire in January 2022; and (c) answering machine detection for voice message delivery and system (patent number US 7,054,419) that was issued in May 2006 and will expire in April 2021. We have one pending U.S. patent application relating to a method and system for managing interactive communications campaigns (application number 11/336,151). The intellectual property covered by our issued patents is not key to the operation of our business as currently conducted or proposed to be conducted. We evaluate ideas and inventions for patent protection with a team of engineers, product managers and internal counsel, in consultation with our outside patent counsel. We expect to file additional patent applications in the ordinary conduct of our business.

“SoundBite” is our sole registered service mark in the United States. We have unregistered trademarks and service marks identifying certain service offerings. None of our unregistered trademarks and service marks is material to our business. We seek to protect our source code for our platform, as well as documentation and other written materials, under trade secret and copyright laws.

We may not receive competitive advantages from the rights granted under our intellectual property rights. Others may develop technologies that are similar or superior to our proprietary technologies or duplicate our proprietary technologies. Our pending and any future patent applications may not be issued with the scope of claims sought by us, if at all, or the scope of claims we are seeking may not be sufficiently broad to protect our proprietary technologies. Our issued patents and any future patents we are granted may be circumvented, blocked, licensed to others or challenged as to inventorship, ownership, scope, validity or enforceability. It is possible that literature we may be advised of by third parties in the future could negatively affect the scope or enforceability of any patent. If our issued patents, any future patent we are granted, our current or any future patent application, or our service is found to conflict with any patents held by third parties, we could be prevented from selling our service, any current or future patent may be declared invalid, or our current or any future patent application may not result in an issued patent. In addition, in foreign countries, we may not receive effective patent and trademark protection. We may be required to initiate litigation in order to enforce any patents issued to us, or to determine the scope or validity of a third party’s patent or other proprietary rights. In addition, in the future we may be subject to lawsuits by third parties seeking to enforce their own intellectual property rights, as described in “Risk Factors — Our product development efforts could be constrained by the intellectual property of others, and we could be subject to claims of intellectual property infringement, which could be costly and time-consuming.”

We seek to avoid disclosure of our intellectual property by requiring employees and consultants with access to our proprietary information to execute nondisclosure and assignment of intellectual property agreements and by restricting access to our source code. Other parties may not comply with the terms of their agreements with us, and we may not be able to enforce our rights adequately against these parties.

Our service offering incorporates technology licensed from third-party providers. If these providers were no longer to allow us to use these technologies for any reason, we would be required to:

•	identify, license and integrate equivalent technology from another source;

•	rewrite the technology ourselves; or

•	rewrite portions of our source code to accommodate the change or no longer use the technology.

Any one of these outcomes could delay further sales of our service, impair the functionality of our service, delay the introduction of new features and complementary services, result in our substituting inferior or more costly technologies, or injure our reputation. In addition, we may be required to license additional technology from third parties, and we cannot assure you that we could license that technology on commercially reasonable terms or at all. Because of the relative immateriality of this third-party licensed technology as well as the availability of alternative equivalent technology, we do not expect that our inability to license this technology in the future would have a material effect on our business or operating results.

Government Regulation

Our business operations are affected, directly or indirectly, by a wide range of U.S. federal and state laws and regulations that restrict customer communications activities using our service, our handling of information and other aspects of our business. On the U.S. federal level, for example, regulatory measures include:

•	the Fair Debt Collection Practices Act, which regulates the timing and content of debt collection communications;

•	the Telephone Consumer Protection Act, which restricts the circumstances under which automated telephone dialing systems and artificial or prerecorded messages may be used to contact wireless telephone numbers;

•	Federal Trade Commission and Federal Communications Commission telemarketing regulations, which have been promulgated under the authority of the Telemarketing and Consumer Fraud and Abuse Prevention Act and the Telephone Consumer Protection Act and which restrict the timing, content and manner of telemarketing calls, including the use of automated dialing systems, predictive dialing techniques, and artificial or prerecorded voice messages;

•	the Gramm-Leach-Bliley Act, which regulates the disclosure of consumer nonpublic personal information received from our financial institution clients and requires those clients to impose administrative, technical, and physical data security measures in their contracts with us; and

•	the Fair Credit Reporting Act, which defines permissible uses of consumer information furnished to or obtained from consumer reporting agencies.

Many states and state agencies have also adopted and promulgated laws and regulations governing debt collection, contact with wireless telephone numbers, telemarketing, and data privacy. These laws and regulations may, in certain cases, impose restrictions that are more stringent than the federal measures discussed above. To date, our employees have performed a significant portion of our activities in complying with U.S. federal and state laws and regulations and we have not incurred material out-of pocket compliance costs.

Our foreign business operations are, or may be, affected by foreign laws and regulations. For example, our current telemarketing activities in the United Kingdom are subject to a comprehensive telemarketing regulation, which includes a prohibition on calls to numbers on the UK’s national do-not-call registry, the Telephone Preference Service. Furthermore, we may in the future determine to commence or expand our operations outside the United States, and any country in which we commence or expand our operations may have laws or regulations comparable to or more stringent than those affecting our domestic business.

Our business, operating results and reputation may be significantly harmed if we violate, or are alleged to violate, U.S. federal, state or foreign laws or rules covering customer communications. In the pricing agreements they enter into with us, our clients typically agree to comply in all material respects with all applicable legal and regulatory requirements relating to their use of our service. We cannot be certain, however, that our clients comply with these obligations, and typically we cannot verify whether clients are complying with their obligations. Violations by our clients may subject us to costly legal proceedings and if we are found to be wholly or partially responsible for such violations, may subject us to damages, fines or other penalties. For a further description of some of the governmental regulations that may affect our business operations, see “Risk Factors — Risks Related to Regulation of Use of Our Service.”

Employees

As of June 30, 2007, we had a total of 132 employees, consisting of 38 employees in sales and marketing, 30 employees in research and development, 30 employees in client management, 16 employees in operations, and 18 employees in general and administrative. All of the employees were based in the United States, except for 1 employee based in Toronto, Canada. A total of 120 of our employees as of June 30, 2007 were based at our headquarters in Burlington, Massachusetts.

From time to time we also employ independent contractors and temporary employees to support our operations. None of our employees are subject to collective bargaining agreements. We have never experienced a work stoppage and believe that our relations with our employees are good.

Properties

Our current headquarters occupy a total of approximately 23,000 square feet in two buildings located in Burlington, Massachusetts. We lease this space pursuant to two lease agreements, each of which expires in May 2008. In May 2007 we entered into a lease for 37,000 square feet of office space for our headquarters in Bedford, Massachusetts. The term of the lease will commence on September 1, 2007 or such later date on which the space is ready to be occupied as stipulated in the lease. The term of the lease will expire in August 2013, and we have an option to extend the lease term through August 2018. We intend to move our headquarters to the newly leased space in the second half of 2007.

We serve our clients from two third-party hosting facilities. One of our facilities is located in Ashburn, Virginia, and is owned and operated by Equinix under an agreement that expires in March 2008. The other facility is located in Somerville, Massachusetts, and is owned and operated by InterNap under an agreement that expires in January 2009. For additional information about these facilities, see “Business — Technology, Development and Operations — Operations.”

Legal Proceedings

We are not currently a party to any material litigation and we are not aware of any pending or threatened litigation against us that could have a material adverse effect on our business, operating results or financial condition. The customer communications industry is characterized by frequent claims and litigation, including claims regarding patent and other intellectual property rights as well as improper hiring practices. As a result, we may be involved in various legal proceedings from time to time.

MANAGEMENT

Executive Officers and Directors

Biographical Information

The following table sets forth information regarding our executive officers and directors as of August 15, 2007:

Name	Age	Position

Peter R. Shields	49	Chief Executive Officer, President and Director
Robert C. Leahy	54	Chief Operating Officer and Chief Financial Officer
Timothy R. Segall	47	Chief Technology Officer
Richard M. Underwood	53	Executive Vice President, Worldwide Sales
Andrew R. Gilbert	45	Vice President, Operations
Christopher A. Hemme	42	Vice President, Finance, Treasurer and Secretary
Noreen L. Henrich	52	Vice President, Client Management
Eric R. Giler	51	Director
James A. Goldstein	39	Director
Vernon F. Lobo	42	Director
Justin J. Perreault	44	Director
James J. Roszkowski	49	Director
Regina O. Sommer	49	Director

Mr. Lobo, Mr. Perreault and Ms. Sommer are members of the audit committee. Mr. Giler, Mr. Goldstein and Ms. Sommer are members of the compensation committee. Messrs. Perreault, Roszkowski and Lobo are members of the nominating and corporate governance committee.

Peter R. Shields has served as one of our directors and our Chief Executive Officer and President since May 2004. He served as our President from August 2003 to May 2004. From December 2002 to March 2003, Mr. Shields served as Chief Operating Officer of Adesso Systems, Inc., a provider of mobile enterprise software and services. From March 2002 to November 2002, he served as Chief Executive Officer and President of Tilion, Inc., a provider of Internet-based event management solutions that merged with SynQuest, Inc. and Viewlocity, Inc. in September 2002.

Robert C. Leahy has served as our Chief Operating Officer since September 2006 and as our Chief Financial Officer since February 2007. From 1987 to October 2005, Mr. Leahy served as Vice President Finance and Operations and Chief Financial Officer of Brooktrout, Inc., a NASDAQ-listed developer of software and hardware platforms that was acquired by EAS Group, Inc. in October 2005.

Timothy R. Segall has served as our Chief Technology Officer since January 2002. From June 2000 to December 2006, Mr. Segall served as our Vice President, Engineering.

Richard M. Underwood has served as our Executive Vice President, Worldwide Sales since June 2005. Mr. Underwood served as Vice President, Sales of PanGo Networks, a provider of location management and asset tracking solutions, from October 2004 to May 2005. From 1997 to February 2004, Mr. Underwood served as Executive Vice President for Worldwide Sales of Moldflow Corp., a NASDAQ-listed provider of software and hardware solutions for plastics-focused manufacturing.

Andrew R. Gilbert has served as our Vice President, Operations since April 2005. From August 2000 to April 2005, he served as one of our Senior Engineers.

Christopher A. Hemme has served as our Vice President of Finance, Treasurer and Secretary from February 2007 to the present. He served as our Chief Financial Officer, Treasurer and Secretary from July 2005 to February 2007, and as our Vice President of Finance from February 2004 to July 2005. From December 1999 to November 2003, Mr. Hemme served as the Corporate Controller of Winphoria Networks, Inc., a provider of core infrastructure for wireless networks that was acquired by Motorola in May 2003.

Noreen L. Henrich has served as our Vice President, Client Management since October 2005. From January 2004 to September 2005, she served as Vice President, Professional Services of Pragmatech Software, a provider of on-demand sales knowledge solutions. From 1998 to July 2003, she served as Regional Vice President of NASDAQ-listed Oracle Corporation, a developer of database management systems.

Eric R. Giler has served as one of our directors since December 2005. Mr. Giler has been the Chairman and Chief Executive Officer of Groove Mobile, a provider of mobile music commerce platforms, since April 2006. From 1984 to October 2005, Mr. Giler served as Chief Executive Officer and President of Brooktrout, Inc., a NASDAQ-listed provider of software and hardware platforms that was acquired by EAS Group, Inc. in October 2005.

James A. Goldstein has served as one of our directors since 2000. Since 2001 Mr. Goldstein has been a General Partner of North Bridge Venture Partners, a venture capital firm that he joined in 1998.

Vernon F. Lobo has served as one of our directors since 2000. Since 1997, Mr. Lobo has served as a Managing Director of Mosaic Venture Partners, a venture capital firm.

Justin J. Perreault has served as one of our directors since June 2005. Since 1999, Mr. Perreault has been a General Partner of Commonwealth Capital Ventures, a venture capital firm.

James J. Roszkowski has served as one of our directors since March 2006. Since April 2005, Mr. Roszkowski has served as a Principal of the Owl’s Nest Group, LLC, an advisory and consulting firm. Mr. Roszkowski held the position of Senior Executive Vice President of MBNA America Bank, N.A., a New York Stock Exchange-listed independent credit card issuer, from 1989 to April 2005.

Regina O. Sommer has served as one of our directors since December 2006. From January 2002 until March 2005, Ms. Sommer served as Vice President and Chief Financial Officer of Netegrity, Inc., a NASDAQ-listed provider of security software solutions that was acquired by Computer Associates International, Inc. in November 2004. Ms. Sommer also serves on the board of directors of Wright Express Corporation, a New York Stock Exchange-listed provider of payment processing and information management services.

Family Relationships

There are no family relationships among any of our directors or executive officers.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or its compensation committee. None of the current members of the compensation committee of our board has ever been one of our employees.

Board of Directors

Composition

Our board of directors currently consists of seven members, all of whom were elected as directors pursuant to the board composition provisions of our stockholders agreement. The board composition provisions of our stockholders agreement will terminate upon the closing of this offering, and there will be no further contractual obligations regarding the election of our directors. Our directors hold office until their successors have been elected and qualified or until the earlier of their resignation or removal.

In accordance with the terms of amendments to our charter and by-laws that will become effective upon the completion of this offering, our board will be divided into three classes, whose members will serve for staggered three-year terms. Upon the closing of this offering, the members of the classes will be divided as follows:

•	the class I directors will be Mr. Perreault and Mr. Roszkowski, and their terms will expire at the annual meeting of stockholders to be held in 2008;

•	the class II directors will be Mr. Lobo and Ms. Sommer, and their terms will expire at the annual meeting of stockholders to be held in 2009; and

•	the class III directors will be Mr. Giler, Mr. Goldstein and Mr. Shields, and their terms will expire at the annual meeting of stockholders to be held in 2010.

Our charter will, effective upon the completion of this offering, provide that the authorized number of directors may be changed only by resolution of our board, subject to the rights of any holders of any series of preferred stock. Any additional directorships resulting from an increase in the number of directors will be distributed between the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board may have the effect of delaying or preventing changes in our control or management.

Our charter and by-laws will, effective upon the completion of this offering, provide that our directors may be removed only for cause by the affirmative vote of the holders of at least 75% of the votes that all our stockholders would be entitled to cast in an annual election of directors. Upon the expiration of the term of a class of directors, directors in that class will be eligible to be elected for a new three-year term at the annual meeting of stockholders in the year in which their term expires.

Director Independence

Under Rule 4350 of The NASDAQ Marketplace Rules, a majority of a listed company’s board of directors must be comprised of independent directors within one year of listing. In addition, NASDAQ Marketplace Rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation, and nominating and corporate governance committees be independent and that audit committee members also satisfy independence criteria set forth in Rule 10A-3 under the Securities Exchange Act. Under Rule 4200(a)(15) of The NASDAQ Marketplace Rules, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In order to be considered to be independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (a) accept directly or indirectly any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries or (b) be an affiliated person of the listed company or any of its subsidiaries.

In July 2007, our board of directors undertook a review of the composition of the board and its committees and the independence of each director. Based upon information requested from and provided by each director concerning their background, employment and affiliations, including family relationships, our board of directors has determined that none of Eric Giler, Vernon Lobo, Justin Perreault, James Roszkowski and Regina Sommer, representing five of our seven directors, has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under Rule 4200(a)(15) of The NASDAQ Marketplace Rules. Our board also determined that Mr. Lobo, Mr. Perreault and Ms. Sommer, who comprise our audit committee, Mr. Giler and Ms. Sommer, who comprise two of the three members of our compensation committee, and Messrs. Perreault, Roszkowski and Lobo, who comprise our nominating and corporate governance committee, satisfy the applicable independence standards for such committees established by the SEC and The NASDAQ Marketplace Rules. In making such determination, our board considered the relationships that each such non-employee director has with our company and all other facts and circumstances our board deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director. Our board of directors has determined that Jamie Goldstein, a member of the compensation committee, does not satisfy the independence requirements established by the SEC and The NASDAQ Marketplace Rules because he serves as a General Partner of North Bridge Venture Partners and indirectly exercises voting and investment control over 4,736,509 shares of our common stock, or approximately 32% of the outstanding shares immediately following the closing of this offering.

Committees

Our board of directors has established an audit committee, a compensation committee, and a nominating and corporate governance committee. Following the completion of this offering, all of the members of each of these standing committees, except for Jamie Goldstein who serves on the compensation committee, will be independent as defined under the rules of The NASDAQ Global Market and, in the case of the audit committee, the independence requirements contemplated by Rule 10A-3 under the Securities Exchange Act.

Audit Committee

The members of our audit committee are Vernon Lobo, Justin Perreault and Regina Sommer. Ms. Sommer chairs the audit committee. Our board of directors has determined that Ms. Sommer is an “audit committee financial expert” as defined in applicable SEC rules. Our audit committee’s responsibilities include:

•	appointing, approving the compensation of, and assessing the independence of our registered public accounting firm;

•	overseeing the work of our registered public accounting firm, including through the receipt and consideration of certain reports from such firm;

•	reviewing and discussing with management and the registered public accounting firm our annual and quarterly financial statements and related disclosures;

•	monitoring our internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;

•	establishing policies regarding hiring employees from the registered public accounting firm and procedures for the receipt and retention of accounting related complaints and concerns;

•	meeting independently with our internal auditing staff, registered public accounting firm and management; and

•	reviewing and approving or ratifying any related-person transactions.

Compensation Committee

The members of our compensation committee are Eric Giler, James Goldstein and Regina Sommer. Mr. Giler chairs the compensation committee. The purpose of our compensation committee is to discharge the responsibilities of our board of directors relating to compensation of our executive officers. Specific responsibilities of our compensation committee include:

•	annually reviewing and approving corporate goals and objectives relevant to chief executive officer compensation;

•	reviewing and approving, or making recommendations to our board with respect to, the compensation of our chief executive officer and our other executive officers;

•	overseeing an evaluation of our senior executives;

•	overseeing and administering our cash and equity incentive plans; and

•	reviewing and making recommendations to our board with respect to director compensation.

Nominating and Corporate Governance Committee

The members of our nominating and corporate governance committee are Justin Perreault, James Roszkowski and Vernon Lobo. Mr. Roszkowski chairs the nominating and corporate governance committee. Our nominating and corporate governance committee’s responsibilities include:

•	identifying individuals qualified to become members of our board of directors;

•	recommending to our board the persons to be nominated for election as directors and to each of our board’s committees;

•	developing and recommending to our board corporate governance principles; and

•	overseeing an annual evaluation of our board.

Corporate Governance

Our board of directors has adopted corporate governance guidelines to assist the board in the exercise of its duties and responsibilities and to serve the best interests of our company and our stockholders. These guidelines establish a framework for the conduct of our board’s business and in particular provides that:

•	our board’s principal responsibility is to oversee the management of our company;

•	a majority of the members of our board shall be independent directors;

•	the independent directors shall meet regularly in executive session;

•	directors shall have full and free access to management and, as necessary and appropriate, independent advisors;

•	new directors shall participate in an orientation program and all directors will be expected to participate in continuing director education on an ongoing basis; and

•	at least annually, our board and its committees shall conduct self-evaluations to determine whether they are functioning effectively.

Director Compensation

Prior to this offering, we have compensated non-employee directors solely through grants of stock options made in connection with those directors’ initial election to our board of directors. Non-employee directors have not received any cash compensation for their service as directors or committee members. They have been reimbursed for certain expenses incurred in connection with attendance at board and committee meetings.

To date, we have made the following stock option grants to non-employee directors:

•	In December 2005 we granted Eric Giler a stock option to purchase 36,520 shares of our common stock at an exercise price of $0.65 per share, which was the fair market value of our common stock on the grant date at the time of the grant of the option. A total of 25% of the shares vested on December 16, 2006, and the remainder vest ratably over the following 36 months, provided Mr. Giler continues to serve as a director as of the vesting date. The option will vest in full in the event of a merger or consolidation effecting a change in control of our company, a sale of all or substantially all of our assets or the sale of a majority of our then-outstanding voting securities.

•	In March 2006 we granted James Roszkowski a stock option to purchase 36,520 shares of our common stock at an exercise price of $1.01 per share, which was the fair market value of our common stock at the time of the grant of the option. A total of 25% of the shares vested on March 23, 2007, and the remainder vest ratably over the next 36 months, provided Mr. Roszkowski continues to serve as a director as of the vesting date. The option will vest as to 25% of the then-unvested shares in the event of a merger or consolidation effecting a change in control of our company, a sale of all or substantially all of our assets, or the sale of a majority of our then-outstanding voting securities.

•	In December 2006 we granted Regina Sommer a stock option to purchase 36,520 shares of our common stock, at an exercise price of $4.94 per share, which was the fair market value of our common stock at the time of the grant of the option. A total of 25% of the shares vest on December 13, 2007, and the remainder vest ratably over the next 36 months, provided Ms. Sommer continues to serve as a director as of the vesting date. The option will vest in full in the event of a merger or consolidation effecting a change in control of our company, a sale of all or substantially all of our assets or the sale of a majority of our then-outstanding voting securities.

The following table summarizes the compensation earned in 2006 by each of our directors other than Peter Shields, who is a named executive officer.

	Option
Name	Awards (1)	Total

James J. Roszkowski	$5,109	$5,109

(1)	Valuation of this option is based on the total dollar amount of share-based compensation recognized for financial statement reporting purposes pursuant to SFAS No. 123R. The option was granted at an exercise price of $1.01 per share, which was equal to the fair market value of the common stock on the date of grant. For a discussion of the assumptions relating to our valuation of stock option grants, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — Stock-Based Compensation” and note 2 to our financial statements included elsewhere in this prospectus. At December 31, 2006, there were 36,520 awards subject to this option that had not been exercised and were outstanding.

Any director who is also one of our employees receives no additional compensation for serving as director. We anticipate that our board will adopt a compensation policy applicable to our non-employee directors following completion of this offering.

Executive Compensation

Compensation Discussion and Analysis

Objectives and Philosophy of Our Executive Compensation Program

The primary objectives of our board of directors and the compensation committee with respect to executive compensation are:

•	to attract, retain and motivate executive officers who will make important contributions to the achievement of our business objectives; and

•	to align the incentives of our executive officers with the creation of value for our stockholders.

The compensation committee implements and maintains compensation plans and policies designed to achieve these objectives. These plans and policies compensate executive officers with a combination of base salary, cash bonuses tied to our financial performance and strategic objectives, equity incentives, and customary employee benefits. For years prior to 2007, our compensation committee did not compile and review compensation levels at comparable companies in establishing compensation for our executive officers. Beginning in 2007, however, we intend to implement compensation packages for our executive officers in line with compensation levels of comparable public companies. In identifying comparable companies for these purposes, the compensation committee will consider a number of factors, including the industry and geographic areas in which the companies operate and the size, profitability and maturity of the companies, when establishing future compensation to be paid to our executive officers.

As a privately held company, both our board and the compensation committee participated in decisions concerning executive compensation. Upon the completion of this offering and the adoption of an amended and restated compensation committee charter, the compensation committee will oversee our executive compensation program. The compensation committee consists of Eric Giler, James Goldstein and Regina Sommer. In making compensation decisions for executives other than the chief executive officer, the compensation committee receives and takes into account specific recommendations from our chief executive officer.

For years prior to 2007, we did not retain a compensation consultant to review our policies and procedures relating to executive compensation. The compensation committee engaged an independent compensation consulting firm to provide advice and resources to the compensation committee in establishing executive compensation for 2007, and we expect the compensation committee also will engage compensation consulting firms in future years. We anticipate that the compensation committee will also informally consider competitive market practices by speaking to recruitment agencies and reviewing publicly available information relating to compensation of executive officers at other comparable companies.

Components of Our Executive Compensation Program

The following elements comprise compensation paid to our executive officers:

Base Salary.  Base salaries are used to recognize the experience, skills, knowledge and responsibilities required of all our employees, including our executives. None of our executives has an employment agreement that provides for automatic or scheduled increases in base salary. From time to time, in the discretion of the compensation committee, and consistent with our incentive compensation program objectives, base salaries for our executives, together with other components of compensation, are evaluated for adjustment based on an assessment of an executive’s performance, compensation trends in our industry and after review and consideration of compensation information provided by an independent compensation consultant.

Cash Bonuses.  A significant element of the cash compensation of our executive officers is based upon annual incentive plans adopted by our board of directors. Our 2006 Executive Compensation Plan covered certain of our officers serving at the level of vice president or above, including all of our named executive officers. Our 2007 Management Cash Compensation Plan covers all of our executive officers.

The 2006 Executive Compensation Plan provided for cash bonuses to be paid to our executives on monthly, quarterly and annual bases. The components of the cash bonus provisions of the 2006 Executive Compensation Plan were as follows:

•	50% on the achievement of specified financial performance objectives relating to annual net income (20%) and monthly, quarterly and/or annual revenues (30%); and

•	50% on the completion of strategic objectives established for executive officers based on their functional areas.

We surpassed the net income (loss) performance objective of a net loss of $2.6 million for 2006. We did not meet the revenues performance objective of $6.3 million for the first quarter of 2006. Our revenues performance met or exceeded the aggregate objective of $24.7 million for the last three quarters of 2006, but the cumulative amount of the excess did not compensate for the shortfall in the first quarter of 2006 and we therefore did not meet the revenues performance objective of $31.0 million for the full year of 2006. Peter Shields and Richard Underwood, the only executive officers whose bonuses were based in part on monthly or quarterly revenues performance objectives, did not receive any portion of their bonuses tied to revenues for the first quarter of 2006, which would have been $12,000 for Mr. Shields and $6,000 for Mr. Underwood had the quarterly revenues performance objectives been met. The compensation committee awarded in full the other bonuses tied to revenues performance objectives, based on our substantial compliance with those objectives and our outperformance of the net income performance objectives. The compensation committee also awarded in full the bonuses based on qualitative strategic objectives, the material components of which were the development of new products and services and related improvement of research and development efforts. The awarding of bonuses based on these qualitative strategic goals required subjective evaluations and judgments by the compensation committee with respect to the timing, quality, competitiveness, cost-effectiveness and marketability of products and services introduced or in development in 2006, as well as the extent to which these products and services anticipated market needs and trends and satisfied broader development goals considered and communicated by our board from time to time in late 2005 and from time to time in 2006.

The 2007 Management Cash Compensation Plan provides for cash bonuses to be paid to our executives on quarterly, semi-annual and annual bases. The bonus levels were set based upon a compensation analysis performed by an independent compensation consultant and by examining such factors as the bonus compensation paid to executive officers at other comparable companies, the responsibilities of the executive officers’ positions, the executive officers’ experience, and the knowledge the positions require of the executive officers. Bonuses under the 2007 Management Cash Compensation Plan will be awarded based on each executive officer’s performance during the year in three component areas, as follows:

•	33% on the achievement of quarterly revenue targets;

•	33% on the achievement of operating income targets; and

•	34% on the completion of strategic organizational goals and objectives in areas determined by the compensation committee, which areas may include new product launches, business development, marketing programs, security, financial systems and controls implementation, operational efficiency, and research and development quality.

These targets and objectives were approved by our compensation committee and board in December 2006.

At the time they were set, all of the targets and objectives established for the executive officers under the 2006 Executive Compensation Plan and the 2007 Management Cash Compensation Plan were substantially uncertain to be achieved. The compensation committee designs the threshold targets and objectives in order to drive the executive officers’ performance with the goal of achieving our internal operating plans as approved by our board. The threshold levels can be characterized as challenging, while the maximum goals, which result in increased compensation, require increasingly demanding levels of performance.

Long-Term Equity Incentives.  Our equity award program is the primary vehicle for offering long-term incentives to our employees, including our executive officers. Our equity awards to executive officers have been made solely in the form of stock options and, prior to this offering, our executives were eligible to participate in our 2000 Stock Option Plan, or the 2000 Plan. Following the completion of this offering, we will grant our executive officers stock-based awards solely pursuant to the 2007 Stock Incentive Plan, or the 2007 Plan, which will become effective upon the completion of this offering. Under the 2007 Plan, executives will be eligible to receive grants of stock options, restricted stock awards, restricted stock unit awards, stock appreciation rights and other stock-based equity awards at the discretion of the compensation committee.

Although we do not have any equity ownership guidelines for our executive officers, we believe that equity awards provide our executive officers with an incentive to focus on our long-term performance, create an ownership culture among our management team and our employees, and align the interests of our executive officers with those of our stockholders. In addition, the vesting feature of our equity awards is designed to further our objective of executive retention by providing an incentive to our executive officers to remain in our employ during the vesting period. We believe that the long-term performance of our business is improved through the grant of stock-based awards so that the interests of our executive officers are aligned with the creation of value for our stockholders. In determining the size of equity grants to our executive officers, our board of directors has considered comparative share ownership of executive officers of comparable companies for similar positions, our overall performance, the applicable executive officer’s performance, the achievement of certain strategic initiatives, the amount of equity previously awarded to the executive officer, the vesting of such awards.

Grants of equity awards, including those to executive officers, are all approved by our board and are granted based on the fair market value of our common stock. We generally grant stock options to executive officers upon their initial hire and in connection with a promotion. In addition, stock option grants to executive officers and other employees have been made from time to time in the discretion of our board consistent with our incentive compensation program objectives. In January 2006, our board awarded options to Peter Shields for 61,600 shares and Christopher Hemme for 14,960 shares and, in July 2006, awarded a stock option to Noreen Henrich for 8,800 shares. Our remaining named executive officers, Timothy Segall and Richard Underwood, did not receive any stock option grants in 2006.

Under the stock option awards we have granted, (a) shares vest ratably over a 48-month period or (b) 25% of the shares vest one year from the date of grant and the remainder vest ratably over the following 36-month period. The stock option awards can be exercised prior to vesting, in which case the shares received are subject to repurchase rights in our favor that expire upon vesting. Options generally expire either nine or ten years following the date of grant, subject to earlier expiration upon termination of employment.

Pursuant to the terms of our 2000 Plan, in the event of a merger or consolidation effecting a change in control, a sale of all or substantially all of our assets or a sale of a majority of our outstanding voting securities, 25% of the unvested shares subject to any outstanding option under the 2000 Plan shall vest at the time of such merger, consolidation or sale, and any remaining unexercised portion of the option shall terminate. As described below, each of Messrs. Hemme, Shields, Segall and Underwood and Robert Leahy has an agreement providing for immediate acceleration of vesting if his employment is terminated without cause or for specified reasons following a change in control.

Following the completion of this offering, the exercise price of any stock option will be equal to the closing sale price of our common stock on The NASDAQ Global Market on the date of grant.

Other Compensation.  Each of our executive officers is eligible to participate in our employee benefits programs on the same terms as non-executive employees, including our 401(k), flexible spending accounts, medical, dental and vision care plans. In addition, employees, including executive officers, participate in our life and accidental death and dismemberment insurance policies, long-term and short-term disability plans, employee assistance program, and standard company holidays.

Tax Considerations

Section 162(m) of the Internal Revenue Code of 1986, as amended, generally disallows a tax deduction for compensation in excess of $1.0 million paid to our chief executive officer and our four other most highly paid executive officers. Qualifying performance-based compensation is not subject to the deduction limitation if specified requirements are met. We generally intend to structure the performance-based portion of our executive compensation, when feasible, to comply with exemptions in Section 162(m) so that the compensation remains tax deductible to us. Our board of directors may, in its judgment, authorize compensation payments that do not comply with the exemptions in Section 162(m) when it believes that such payments are appropriate to attract and retain executive talent.

Summary Compensation Table

The following table sets forth information regarding compensation earned during 2006 by our chief executive officer (Peter Shields) and our then chief financial officer (Christopher Hemme), as well as our three other most highly compensated executive officers in 2006, all of whom we collectively refer to as our named executive officers:

				Non-Equity
			Option	Incentive Plan	All Other
		Salary	Awards	Compensation	Compensation	Total
Name and Principal Position	Year	($)	($)(1)	($)(2)	($)(3)	($)

Peter R. Shields	2006	$240,000	$7,487	$148,000	$10,313	$405,800
Chief Executive Officer and President
Christopher A. Hemme	2006	175,000	2,427	30,000	10,397	217,824
Vice President, Finance, Treasurer and Secretary
Richard M. Underwood	2006	180,000	—	34,000	98,097	312,097
Executive Vice President,
Worldwide Sales
Timothy R. Segall	2006	187,500	—	30,000	9,697	227,197
Chief Technology Officer
Noreen L. Henrich	2006	150,000	681	30,000	10,170	190,851
Vice President, Client Management

(1)	Compensation expense consists of the amount recognized in 2006 for financial statement purposes under SFAS No. 123R with respect to stock options granted in 2006. Options to purchase shares of common stock were granted at exercise prices equal to fair market value of the common stock on the date of grant. For a discussion of the assumptions relating to our valuation of stock option grants, see note 2 to our financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — Stock-Based Compensation” included elsewhere in this prospectus.

(2)	All amounts shown in this column were cash bonuses paid under our 2006 Executive Compensation Plan. See “— Compensation Discussion and Analysis — Components of our Executive Compensation Program — Cash Bonuses” for a description of that plan.

(3)	With respect to Mr. Underwood, includes $84,117 of commission-based compensation. All other amounts consist of premiums for dental plans, medical plans, accidental death and dismemberment insurance, and long-term disability insurance.

Robert Leahy, who was hired as our Chief Operating Officer in September 2006, was appointed as our Chief Financial Officer in February 2007. Mr. Leahy currently has an annual base salary of $225,000.

Grants of Plan-Based Awards in 2006

The following table sets forth information regarding grants of compensation in the form of plan-based awards made during 2006 to our named executive officers:

		All Other
		Option Awards:
		Number of
		Securities	Exercise or Base	Grant Date Fair
		Underlying	Price of Option	Value of Stock and
Name	Grant Date	Options (#)(1)	Awards ($/Sh)(2)	Option Awards ($)(3)

Peter R. Shields	1/17/06	61,600	$0.66	$28,420
Christopher A. Hemme	1/31/06	14,960	1.01	10,616
Richard M. Underwood	—	—	—	—
Timothy R. Segall	—	—	—	—
Noreen L. Henrich	7/26/06	8,800	1.01	6,300

(1)	See note 1 to the table set forth in “— Summary Compensation Table” above for a description of these option grants.

(2)	Options to purchase shares of common stock were granted at exercise prices equal to the fair market value of the common stock on the date of grant.

(3)	Valuation of these options is based on the total dollar amount of share-based compensation recognized for financial statement reporting purposes pursuant to SFAS No. 123R. For a discussion of the assumptions relating to our valuation of stock option grants, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — Stock-Based Compensation” and note 2 to our financial statements included elsewhere in this prospectus.

Outstanding Equity Awards at 2006 Year End

The following table sets forth information regarding equity awards held as of December 31, 2006 by our named executive officers.

	Number of Securities Underlying Unexercised Options (#)(1)			Option Exercise	Option Expiration
Name	Exercisable		Unexercisable	Price ($)	Date

Peter R. Shields	23,687		43,193	$0.489	7/27/2015
	20,533		41,067	0.654	8/30/2015
	395,335		90,214	0.341	8/4/2013
Christopher A. Hemme	63,889	(2)	26,306	0.341	1/15/2014
	7,791		14,209	0.489	7/27/2015
	3,428		11,532	1.01	1/31/2015
Richard M. Underwood	48,182	(2)	73,541	0.341	6/07/2015
Timothy R. Segall	1,237		—	3.41	6/07/2011
	38,987		—	0.682	12/01/2011
	48,400		4,400	0.341	4/10/2013
	51,333		19,067	0.341	1/15/2014
	16,207		29,553	0.489	7/27/2015
Noreen L. Henrich	1,796	(2)	4,364	0.653	12/16/2015
	916		7,884	1.01	7/26/2016

(1)	All option awards listed in this table were granted under our 2000 Stock Option Plan. Unless otherwise indicated, shares vest ratably over a 48-month period. Pursuant to the terms of our 2000 Plan, in the event of a merger or consolidation effecting a change in control, a sale of all or substantially all of our assets or a sale of a majority of our outstanding voting securities, 25% of the then-unvested shares subject to any outstanding option under the 2000 Plan shall vest at the time of such merger, consolidation or sale, and any remaining unexercised portion of the option shall terminate. We have entered into change in control agreements with each of Messrs. Shields, Hemme, Underwood and Segall under which all of the shares underlying stock options held by such executive officer will vest in full in the event his employment is terminated by us without cause (as defined) or for specified reasons within six months after a change in control (as defined) of our company.

(2)	One-quarter of the shares covered by the option agreements vest one year from the date of grant, and the remainder vest ratably over the following 36-month period.

Option Exercises and Stock Vested

The following table sets forth information regarding stock options exercised and restricted stock awards vested during 2006 for our named executive officers:

	Option Awards
	Number of Shares	Value Realized on
Name	Acquired on Exercise (#)	Exercise ($)(1)

Peter R. Shields	55,733	$256,500
Christopher A. Hemme	—	—
Richard Underwood	—	—
Timothy R. Segall	15,400	69,125
	962	1,477
	17,721	75,518
Noreen L. Henrich	—	—

(1)	There was no public market for our common stock during 2006 when the options were exercised. For purposes of this table, the value realized has been calculated by taking the fair market value of our common stock on December 31, 2006, or $4.95 per share, less the per share exercise price multiplied by the number of shares of common stock issued upon option exercises.

Stock Option and Other Compensation Plans

2007 Stock Incentive Plan

Our 2007 Stock Incentive Plan, which we refer to as the 2007 Plan, will become effective upon completion of this offering. The number of shares of common stock that may be issued under the 2007 Plan shall equal the sum of 1,500,000 shares of common stock plus any shares of common stock subject to awards outstanding under the 2000 Stock Plan at the time of the closing of this offering which awards expire, terminate, or are otherwise surrendered, canceled, forfeited or repurchased by us at their original issuance price pursuant to a contractual repurchase right. In addition, the 2007 Plan contains an “evergreen” provision, which provides for an annual increase in the number of shares available for issuance under the plan on the first day of each fiscal year from 2008 through 2017. The annual increase in the number of shares will equal the lesser of:

•	1,500,000 shares of common stock;

•	5% of our outstanding shares as of such date; and

•	an amount determined by our board of directors.

The compensation committee will administer the 2007 Plan. The 2007 Plan will provide for the grant of incentive stock options, nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights and other stock-based awards. Our officers, employees, consultants, advisors and directors, and those of any of our subsidiaries, will be eligible to receive awards under the 2007 Plan. Under present law, however, incentive stock options qualifying under Section 422 of the Internal Revenue Code may only be granted to our employees.

Stock options entitle the holder to purchase a specified number of shares of common stock at a specified price, subject to the other terms and conditions contained in the option grant. The compensation committee will determine:

•	the recipients of stock options;

•	the number of shares subject to each option granted;

•	the exercise price of the option, which will be no less than the fair market value of our common stock on the date of grant;

•	the vesting schedule of the option (generally over four years);

•	the duration of the option (generally ten years, subject to earlier termination in the event of the termination of the optionee’s employment); and

•	the manner of payment of the exercise price of the option.

Restricted stock awards entitle the recipient to acquire shares of common stock, subject to our right to repurchase all or part of such shares from the recipient in the event the conditions specified in the award are not satisfied. The compensation committee will determine:

•	the recipients of restricted stock;

•	the number of shares subject to each restricted stock award granted;

•	the purchase price, if any, of the restricted stock award;

•	the vesting schedule of the restricted stock award; and

•	the manner of payment of the purchase price, if any, for the restricted stock award.

No award may be granted under the 2007 Plan after July 31, 2017, but the vesting and effectiveness of awards granted before that date may extend beyond that date.

2000 Stock Option Plan

Our 2000 Stock Option Plan, which we refer to as the 2000 Plan, was adopted in July 2000. A maximum of 2,749,083 shares of common stock are authorized for issuance under the 2000 Plan. As of June 30, 2007, there were options to purchase 2,080,932 shares of common stock outstanding under the 2000 Plan, 476,393 shares of common stock had been issued and were outstanding pursuant to the exercise of options granted under the 2000 Plan, and 191,736 shares of common stock were available for future grants under the 2000 Plan. Following completion of this offering, we will grant no further stock options under the 2000 Plan.

The 2000 Plan provides for the grant of incentive stock options and nonstatutory stock options. Our employees, officers, directors, consultants and advisors are eligible to receive awards under the 2000 Plan.

Subject to any applicable limitations contained in the 2000 Plan, the committee to whom the board of directors delegates authority, selects the recipients of options and determines, among other things, (a) the form of option agreement, (b) the number of shares of common stock covered by options and the dates upon which such options become exercisable, (c) the exercise price of options, which shall not be less than 100% of the fair market value of the common stock on the date of the option grant and (d) any limitations, restrictions and conditions applicable to the options.

In the event of a merger or consolidation effecting a change in control, a sale of all or substantially all of our assets or a sale of a majority of our outstanding voting securities, 25% of the then-unvested shares subject to any outstanding option under the 2000 Plan shall accelerate and become vested at the time of such merger, consolidation or sale, and any remaining unexercised portion of the option shall terminate.

2006 Executive Compensation Plan

In January 2006, our board of directors adopted the 2006 Executive Compensation Plan, or the 2006 Compensation Plan, which established terms for the payment of annual cash compensation to certain of our officers serving at the level of vice president or above, including all of our named executive officers. In addition, the 2006 Compensation Plan provided the conditions for the grant of options to Messrs. Hemme and Segall. For each participant, the 2006 Compensation Plan established a fixed annual base salary component and a variable performance-based bonus component.

The amount paid out to participants under the variable performance based component of the 2006 Compensation Plan in general was based on (a) the achievement of overall financial performance objectives and (b) the completion of certain strategic objectives, with both of these objectives being weighted equally. In the event that all of the strategic objectives were completed and the financial performance objectives were at least 110% of the established objectives, each of the named executive officers was eligible to receive an additional bonus payment. Notwithstanding the foregoing, the amount paid to Mr. Underwood under the variable performance based component of the 2006 Compensation Plan was based exclusively on the achievement of overall financial performance objectives.

The 2006 Compensation Plan provided that Mr. Hemme was entitled to receive an option to purchase 14,960 shares, which option was granted on January 31, 2006, and Mr. Segall was entitled to receive an option upon the achievement of certain strategic objectives, which option was not granted.

Change In Control Agreements

We entered into change in control agreements with each of Messrs. Hemme, Segall and Shields in May 2004, with Mr. Underwood in May 2005, and with Mr. Leahy in September 2006. Under the terms of these change in control agreements, upon the sale by us of all or substantially all of our assets, or upon our merger or consolidation with another entity effecting a change in control, 25% of the then-unvested shares subject to any outstanding options held by the foregoing executives will accelerate and become vested.

If, within six months of the sale by us of all or substantially all of our assets, or upon our merger or consolidation with another entity effecting a change in control, any of Messrs. Hemme, Leahy, Segall, Shields or Underwood:

•	is terminated for any reason other than cause (as defined in the change in control agreements);

•	experiences a substantial reduction in the scope or nature of his responsibilities, duties, authorities, position, powers or reporting structure or relationships; or

•	is required to move his place of employment more than 50 miles from the location in effect immediately prior to such sale, merger or consolidation;

then 100% of the unvested shares subject to any outstanding options held by such executive shall accelerate and become vested.

401(k) Plan

We maintain a deferred savings retirement plan for our employees. The deferred savings retirement plan is intended to qualify as a tax-qualified plan under Section 401 of the Internal Revenue Code. Contributions to the deferred savings retirement plan are not taxable to employees until withdrawn from the plan. The deferred savings retirement plan provides that each participant may contribute his or her pre-tax compensation (up to a statutory limit, which is $15,500 in 2007). For employees 50 years of age or older, an additional catch-up contribution of $5,000 is allowable. In 2007, the statutory limit for those who qualify for catch-up contributions is $20,500. Under the plan, each employee is fully vested in his or her deferred salary contributions. The deferred savings retirement plan also permits us to make additional discretionary contributions, subject to established limits and a vesting schedule.

Limitation of Liability and Indemnification

Our charter limits the personal liability of directors for breach of fiduciary duty to the maximum extent permitted by the Delaware corporation law. Our charter provides that no director will have personal liability to us or to our stockholders for monetary damages for breach of fiduciary duty or other duty as a director. These provisions do not, however, eliminate or limit the liability of any of our directors:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	for voting or assenting to unlawful payments of dividends, stock repurchases or other distributions; or

•	for any transaction from which the director derived an improper personal benefit.

Any amendment to or repeal of these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to such amendment or repeal. If the Delaware corporation law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware corporation law.

In addition, our charter provides that we must indemnify our directors and officers in certain circumstances.

In addition to the indemnification provided for in our charter, upon completion of this offering, we will enter into separate indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in our certificate of incorporation. These indemnification agreements may require us, among other things, to indemnify our directors and executive officers for some expenses (including attorneys’ fees), judgments, fines and settlement amounts paid or incurred by a director or executive officer in any action or proceeding arising out of his or her service as one of our directors or executive officers. We believe that these provisions and agreements are important in attracting and retaining qualified individuals to serve as directors and executive officers.

We maintain a general liability insurance policy that covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers.

There is no pending litigation or proceeding involving any of our directors or executive officers to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock as of August 15, 2007 for:

•	each beneficial owner of more than 5% of our outstanding common stock;

•	each of our named executive officers and directors;

•	all of our executive officers and directors as a group; and

•	each selling stockholder participating in this offering.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares of common stock issuable upon the exercise of stock options that are immediately exercisable or exercisable within 60 days after August 15, 2007. Except as otherwise indicated, all of the shares reflected in the table are shares of common stock and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

Percentage ownership calculations are based on 10,284,248 shares outstanding, on an as-converted basis, as of August 15, 2007. Except as otherwise indicated in the table below, addresses of named beneficial owners are in care of SoundBite Communications, Inc., 2 Burlington Woods Drive, Burlington, Massachusetts 01803.

Shares reflected as beneficially owned by North Bridge Venture Partners and by Mr. Goldstein consist of 3,210,820 shares of common stock held North Bridge Venture Partners IV-A, L.P., and 1,525,689 shares held by North Bridge Venture Partners IV-B, L.P. North Bridge Venture Management IV, L.P. as the General Partner of North Bridge Venture Partners IV-A, L.P. and North Bridge Venture Partners IV-B, L.P. has voting and investment control of the 4,736,509 shares held in the aggregate by North Bridge Venture Partners IV-A, L.P. and North Bridge Venture Partners IV-B, L.P. NBVM GP, LLC is the General Partner of North Bridge Venture Management IV, L.P. Mr. Goldstein is a Manager of NBVM GP, LLC and may be deemed to share voting and investment power with respect to such 4,736,509 shares. Mr. Goldstein disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

Shares reflected as beneficially owned by Mosaic Venture Partners and by Mr. Lobo consist of 2,140,334 shares of common stock held by Mosaic Venture Partners II Limited Partnership. 1369904 Ontario Inc., as the general partner of Mosaic Venture Partners II Limited Partnership, has voting and investment control of the shares held by Mosaic Venture Partners II Limited Partnership. Mr. Lobo is Managing Director of 1369904 Ontario Inc. and may be deemed to share voting and investment power with respect to such 2,140,334 shares. Mr. Lobo disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

Shares reflected as beneficially owned by Commonwealth Capital Ventures and by Mr. Perreault consist of 1,615,111 shares of common stock held by Commonwealth Capital Ventures III, L.P. and 73,805 shares of common stock held by CCV III Associates L.P. Mr. Perreault is a General Partner of Commonwealth Venture Partners III, L.P. Commonwealth Venture Partners III L.P. is the sole General Partner of Commonwealth Capital Ventures III L.P. and CCV III Associates, L.P. Mr. Perreault, Michael Fitzgerald, Jeffrey M. Hurst and R. Stephen McCormack, Jr. are the individual General Partners of Commonwealth Venture Partners III L.P.

VCFNE Partners IV, LLC is the general partner of Venture Capital Fund of New England IV, LP. Kevin Dougherty, Harry Healer, Carl H. Novotny, Gordon R. Penman and Edward J. Stewart are managing directors of VCFNE Partners IV, LLC and exercise voting and investment control of the shares held by Venture Capital Fund of New England IV, LP.

	Beneficial Ownership Prior to Offering
		Right
		to Acquire
	Outstanding	Within 60				Beneficial Ownership
	Shares	Days After			Shares	After Offering
	Beneficially	August 15,	Shares Beneficially Owned		Being	Shares Beneficially Owned
Name and Address of Beneficial Owner	Owned	2007	Number	Percentage	Offered	Number	Percentage

5% Stockholders:
North Bridge Venture Partners	4,736,509	—	4,736,509	46.1%	—	4,736,509		%
950 Winter Street, Suite 4600 Waltham, MA 02451
Mosaic Venture Partners	2,140,334	—	2,140,334	20.8	—	2,140,334
65 Front Street East, Suite 200 Toronto, Ontario M5E 1B5
Commonwealth Capital Ventures	1,688,916	—	1,688,916	16.4	—	1,688,916
950 Winter Street, Suite 4100 Waltham, MA 02451
Venture Capital Fund of New England IV, L.P.	1,013,413	—	1,013,413	9.9	1,013,413	—	—
30 Washington Street Wellesley, MA 02481
Directors and Executive Officers:
James A. Goldstein	4,736,509	—	4,736,509	46.1	—	4,736,509
Vernon F. Lobo	2,140,334	—	2,140,334	20.8	—	2,140,334
Justin J. Perreault	1,688,916	—	1,688,916	16.4	—	1,688,916
Peter R. Shields	55,733	616,007	671,740	6.2	33,587	638,153
Timothy R. Segall	34,083	220,826	254,909	2.4	12,745	242,164
Christopher A. Hemme	—	100,827	100,827	*	5,041	95,786	*
Richard M. Underwood	—	73,541	73,541	*	3,192	70,349	*
Eric R. Giler	—	15,977	15,977	*	—	15,977	*
James J. Roszkowski	—	13,695	13,695	*	—	13,695	*
Noreen L. Henrich	—	5,517	5,517	*	—	5,517	*
Regina O. Sommer	—	—	—	—	—	—	—
All executive officers and directors as a group (13 persons)	8,655,575	1,046,390	9,701,965	85.6	54,565	9,647,400
Additional Selling Stockholders:
John McDonough	287,606	—	287,606	2.8	140,000	147,606	*
250 Campus Drive Marlborough, MA 01752
David Parker	86,712	—	86,712	*	75,000	11,712	*
1 Oakland Street Lexington, MA 02420

*	Less than 1%

If the underwriters exercise their overallotment option in full, three of the selling stockholders would sell an aggregate of 51,373 additional shares.

•	Mr. Shields would sell an additional 33,587 shares and then would beneficially own an aggregate of 604,566 shares ( % of shares then outstanding).

•	Mr. Segall would sell an additional 12,745 shares and then would beneficially own an aggregate of 229,419 shares ( % of shares then outstanding).

•	Mr. Hemme would sell an additional 5,041 shares and then would beneficially own an aggregate of 90,745 shares (less than 1% of shares then outstanding).

RELATED-PARTY TRANSACTIONS

Since January 1, 2004, we have entered into the following transactions with our directors, executive officers, holders of more than five percent of our voting securities, and affiliates of our directors, executive officers and five percent stockholders.

Convertible Preferred Stock Purchase Agreements

Since January 1, 2004, we have issued shares of convertible preferred stock in three private placement transactions. On January 20, 2004, we entered into a stock purchase agreement pursuant to which we sold an aggregate of 5,128,206 shares of our Series C convertible preferred stock at a purchase price of $0.39 per share. On July 28, 2004, we sold 2,564,102 shares of our Series C convertible preferred stock at a purchase price of $0.39 per share. On June 17, 2005, we entered into a stock purchase agreement pursuant to which we sold an aggregate of 14,830,369 shares of our Series D convertible preferred stock at a purchase price of $0.57315 per share. The following table sets forth the names of the purchasers in each of these three private placements and the number of shares acquired by each purchaser:

	Series C Convertible
	Preferred Stock		Series D Convertible
	January 20,	July 28,	Preferred Stock
Name	2004	2004	June 17, 2005

Mosaic Venture Partners II Limited Partnership	1,025,641	512,820	1,606,914
North Bridge Venture Partners IV-A, L.P.	2,365,631	1,182,815	2,460,707
North Bridge Venture Partners IV-B, L.P.	1,121,550	560,775	1,166,627
Venture Capital Fund of New England IV, LP	615,384	307,692	—
Commonwealth Capital Ventures III L.P. and
CCV III Associates L.P.	—	—	9,596,121

Totals	5,128,206	2,564,102	14,830,369

Each of Mosaic Venture Partners II Limited Partnership, North Bridge Venture Partners IV-A, L.P., North Bridge Venture Partners IV-B, L.P. and Venture Capital Fund of New England IV, LP owned more than five percent of our voting securities prior to its purchase of Series C or D convertible preferred stock. Commonwealth Capital Ventures III L.P., with its affiliate CCV III Associates L.P. owned more than five percent of our voting securities following the purchase of Series D convertible preferred stock.

James Goldstein, one of our directors, is a Partner of North Bridge Venture Partners. Mr. Goldstein is a Manager of NBVM GP, LLC, which is the General Partner of North Bridge Venture Management IV, L.P. North Bridge Venture Management IV, L.P. is the General Partner of North Bridge Venture Partners IV-A, L.P. and North Bridge Venture Partners IV-B, L.P. and has voting and investment control of the shares held by North Bridge Venture Partners IV-A, L.P. and North Bridge Venture Partners IV-B, L.P.

Vernon Lobo, one of our directors, is a Managing Director of 1369904 Ontario Inc., which is the general partner of Mosaic Venture Partners II Limited Partnership, and has voting and investment control of the shares held by Mosaic Venture Partners II Limited Partnership.

Justin Perreault, one of our directors, is a General Partner of Commonwealth Venture Partners III, L.P. Commonwealth Venture Partners III L.P. is the sole general partner of Commonwealth Capital Ventures III L.P. and CCV III Associates, L.P. Mr. Perreault, Michael Fitzgerald, Jeffrey M. Hurst and R. Stephen McCormack, Jr. are the individual general partners of Commonwealth Venture Partners III L.P.

Each share of our Series C and Series D convertible preferred stock is convertible into 0.176 shares of common stock. All shares of our Series C and D convertible preferred stock will automatically convert into shares of common stock upon completion of this offering.

Fourth Amended and Restated Stockholders Agreement

On June 17, 2005, we entered into a fourth amended and restated stockholders’ agreement with two of our founders and each of the holders of our Series A, B, C, and D convertible preferred stock, including Commonwealth Capital Ventures III L.P. (with CCV III Associates L.P.), Mosaic Venture Partners II Limited Partnership, North Bridge Venture Partners IV-A, L.P., North Bridge Venture Partners IV-B, L.P. and Venture Capital Fund of New England IV, LP, each of which owns more than five percent of our outstanding voting securities. This agreement contains, among other things, provisions relating to the election of directors and rights to purchase certain securities sold by us or certain other investors. The provisions of this agreement will terminate upon completion of this offering.

Investors’ Rights Agreement

One June 17, 2005, we entered into an investors’ rights agreement with John McDonough and David Parker, two of our founders, and each of the holders of our Series A, B, C, and D convertible preferred stock, including Commonwealth Capital Ventures III L.P. (with CCV III Associates L.P.), Mosaic Venture Partners II Limited Partnership, North Bridge Venture Partners IV-A, L.P., North Bridge Venture Partners IV-B, L.P. and Venture Capital Fund of New England IV, LP. Upon the completion of this offering, (a) all of the outstanding shares of our preferred stock will automatically convert into a total of 9,613,942 shares of our common stock and the holders of these shares and will have the right to require us to register these shares under the Securities Act under specific circumstances and (b) the two founders will have the right to require us to register, in addition to shares of our common stock received upon conversion of our preferred stock, 339,548 shares of common stock under the Securities Act in the event that we propose to register any of our securities on a registration statement with the SEC. After registration pursuant to these rights, these 9,738,490 shares, which we refer to as the registrable shares, will become freely tradable without restriction under the Securities Act.

The following related parties have registration rights:

Name of Stockholder	Number of Registrable Shares

Commonwealth Capital Ventures III L.P.	1,615,111
CCV III Associates L.P.	73,805
Mosaic Venture Partners II, L.P.	2,140,334
North Bridge Venture Partners IV-A, L.P.	3,210,820
North Bridge Venture Partners IV-B, L.P.	1,525,689
Venture Capital Fund of New England IV, LP	1,013,413

In addition, pursuant to the investors’ rights agreement, we have agreed to certain affirmative and negative covenants, including covenants to deliver specified financial information and to preserve our corporate existence. These covenants will expire upon completion of this offering.

Director and Executive Compensation

Please see “Management — Director Compensation” and “— Executive Compensation” for a discussion of information regarding the compensation of our non-employee directors and our executive officers.

DESCRIPTION OF CAPITAL STOCK

General

The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our amended and restated charter and amended and restated by-laws filed as exhibits to the registration statement, of which this prospectus forms a part, and to Delaware law. The descriptions of our common stock and preferred stock reflect changes to our capital structure that will occur prior to or upon the completion of this offering. We refer in this section to our amended and restated charter as our charter, and we refer to our amended and restated by-laws as our by-laws.

Upon consummation of this offering, our authorized capital stock will consist of 75,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share, all of which preferred stock will be undesignated.

As of June 30, 2007, we had issued and outstanding:

•	662,073 shares of common stock, held by 32 holders of record;

•	2,055,385 shares of Series A convertible preferred stock, held by 5 holders of record;

•	8,380,729 shares of Series B convertible preferred stock, held by 4 holders of record;

•	20,512,821 shares of Series C convertible preferred stock, held by 4 holders of record; and

•	14,830,369 shares of Series D convertible preferred stock, held by 5 holders of record.

Each share of our Series A convertible preferred stock is convertible into approximately 0.628 shares of common stock, each share of our Series B convertible preferred stock is convertible into approximately 0.252 shares of common stock, and each share of our Series C and Series D convertible preferred stock is convertible into 0.176 shares of common stock. Upon the completion of this offering, all of the outstanding shares of our preferred stock will automatically convert into a total of 9,613,942 shares of our common stock. None of the series of our outstanding preferred stock entitles holders to accumulating dividends. Holders of each series of our preferred stock are entitled to receive ratably any dividends declared by our board of directors, determined on an as-converted to common stock basis.

Common Stock

The holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders and do not have any cumulative voting rights. Holders of our common stock are entitled to receive ratably any dividends declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock.

In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all assets remaining after payment of all debts and other liabilities, subject to the prior rights of any outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. All outstanding shares of our common stock are validly issued, fully paid and nonassessable. The shares to be issued by us in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable.

The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Our charter provides that we may issue up to 5,000,000 shares of preferred stock in one or more series as may be determined by our board of directors. Our board has broad discretionary authority with respect to the rights of any new series of preferred stock and may establish the following with respect to the shares to be included in each series, without any vote or action of the stockholders:

•	the number of shares;

•	the designations, preferences and relative rights, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences; and

•	any qualifications, limitations or restrictions.

We believe that the ability of our board to issue one or more series of preferred stock will provide us with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that may arise. The authorized shares of preferred stock, as well as authorized and unissued shares of common stock, will be available for issuance without action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded.

Our board may authorize, without stockholder approval, the issuance of preferred stock with voting and conversion rights that could adversely affect the voting power and other rights of holders of common stock. Although our board has no current intention of doing so, it could issue a series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt of our company. Our board could also issue preferred stock having terms that could discourage an acquisition attempt through which an acquiror may be able to change the composition of our board, including a tender offer or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then-current market price. Any issuance of preferred stock therefore could have the effect of decreasing the market price of our common stock.

Our board will make any determination to issue such shares based on its judgment as to our best interests of our company and stockholders. We have no current plan to issue any preferred stock after this offering.

Registration Rights

We have entered into an investors’ rights agreement with two of our founders and the holders of our outstanding Series A, B, C and D convertible preferred stock. Upon the completion of this offering, (a) all of the outstanding shares of our preferred stock will automatically convert into a total of 9,613,942 shares of our common stock and the holders of these shares will have the right to require us to register these shares under the Securities Act under specific circumstances and (b) the founders will have the right to require us to register, in addition to shares of our common stock received upon conversion of our preferred stock, 124,548 shares of common stock under the Securities Act under specific circumstances. After registration pursuant to these rights, these 9,738,490 shares, which we refer to as the registrable shares, will become freely tradable without restriction under the Securities Act. The following description of the terms of the investors’ rights agreement is intended as a summary only and is qualified in its entirety by reference to the investors’ rights agreement filed as an exhibit to the registration statement of which this prospectus forms a part.

Demand Registration Rights.  On no more than two occasions, the holders of at least 70% of the registrable shares issuable with respect to our Series C and D convertible preferred stock will have the right to request that we register all or a portion of the registrable shares they then hold, provided that the shares requested to be registered have an aggregate value of at least $5,000,000 based on the then-current market price of our common stock or the investors making the demand register at least 20% of their registrable securities. In addition, at any time at which we are eligible to register securities on a registration statement on Form S-3, but on no more than two occasions in any 12-month period, the holders will have the right to request that we register on Form S-3 all or a portion of the registrable shares held by them, provided that the shares requested to be registered have an aggregate value of at least $1,000,000 based on the then-current market price of our common stock.

Incidental Registration Rights.  If we propose to register shares of our common stock under the Securities Act on a registration form that may be used for the registration of registrable shares other than pursuant to a demand registration, the holders will have the right to require us to register all or a portion of the registrable shares then held by them.

In the event that any registration in which the holders of registrable shares participate pursuant to the registration rights agreement is an underwritten public offering, the number of registrable shares to be included may, in specified circumstances, be limited due to market conditions.

Pursuant to the investors’ rights agreement, we are required to pay all registration expenses and indemnify each participating holder with respect to each registration of registrable shares that is effected.

Anti-Takeover Effects of Provisions of Delaware Law and Our Charter and By-Laws

We have elected to be governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally will have an anti-takeover effect for transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for our common stock. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that the stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, the board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

•	at or after the time the stockholder became interested, the business combination was approved by the board and authorized at a stockholder meeting by the affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Our by-laws provide that directors may be removed only for cause and then only by the affirmative vote of the holders of at least 75% of the votes that all stockholders would be entitled to cast in any annual election of directors. Under our by-laws, any vacancy on our board of directors, however occurring, including a vacancy resulting from an enlargement of our board, may only be filled by vote of a majority of our directors then in office, even if less than a quorum. The limitations on the removal of directors and filling of vacancies could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us.

Our by-laws provide that stockholders may not take any action by written consent in lieu of a meeting and limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting. In addition, our by-laws provide that only our board of directors or our chairman, chief executive officer or president may call a special meeting of stockholders. Business transacted at any special meeting of stockholders must be limited to matters relating to the purpose stated in the notice of the special meeting.

To be “properly brought” before an annual meeting, the proposals or nominations must be:

•	specified in the notice of meeting;

•	brought before the meeting by or at the direction of our board of directors; or

•	brought before the meeting by a stockholder entitled to vote at the meeting who has given to our corporate secretary the required advance written notice, in proper form, of the stockholder’s intention to bring that proposal or nomination before the meeting and who was a stockholder of record on the date on which notice is given.

In addition to other applicable requirements, for a stockholder proposal or nomination to be properly brought before an annual meeting by a stockholder, the stockholder generally must have given notice in proper written form to our corporate secretary not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting of stockholders. If, however, the date of the annual meeting is advanced by more than 20 days or delayed by more than 60 days from the first anniversary of the preceding year’s annual meeting, we must receive the notice (a) no earlier than the one hundred-twentieth day prior to such annual meeting and (b) no later than the close of business on the later of the ninetieth day prior to the annual meeting and the tenth day following the date on which the notice of the date of the meeting was mailed or, if earlier, public disclosure was made. Although our by-laws do not give our board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, our by-laws may have the effect of precluding the consideration of some business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

Delaware law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s charter or by-laws, unless the charter or by-laws require a greater percentage. Our by-laws may be amended or repealed by a majority vote of our board of directors, subject to any limitations set forth in the by-laws, and may also be amended or repealed by the stockholders by the affirmative vote of the holders of at least 75% of the votes that all the stockholders would be entitled to cast in any annual election of directors. The 75% stockholder vote would be in addition to any separate class vote that might in the future be required pursuant to the terms of any series of preferred stock that might be outstanding at the time any of these amendments are submitted to stockholders.

Liability Limitations and Indemnification

Our charter provides that we must indemnify our directors and officers and that we must advance expenses, including attorneys’ fees, to our directors and officers in connection with legal proceedings, subject to very limited exceptions. In addition, our charter provides that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, except to the extent that the Delaware law statute prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty. For additional information, please see “Management — Limitation of Liability and Indemnification.”

These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, you may lose some or all of your investment in our common stock if we pay the costs of settlement or damage awards against our directors and officers under these provisions. We believe these provisions, the director and officer insurance we maintain, and the indemnification agreements we have entered into with our directors and officers are necessary to attract and retain talented and experienced directors and officers.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is          .

NASDAQ Global Market

We have applied for the quotation of our common stock on The NASDAQ Global Market under the symbol “SDBT.”

SHARES ELIGIBLE FOR FUTURE SALE

Sales of substantial amounts of shares of our common stock in the public market, or the perception that such sales may occur, could adversely affect prevailing market prices of shares of our common stock. Furthermore, since only a limited number of shares of common stock will be available for sale shortly after this offering because of the contractual and legal restrictions on resale described below, there may be sales of substantial amounts of shares of common stock in the public market after these restrictions lapse that could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Prior to this offering, there has been no public market for shares of our common stock. Upon completion of this offering, we will have outstanding an aggregate of           shares of our common stock, assuming no exercise of outstanding warrants or options other than in connection with this offering. Of these shares, all of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless those shares are purchased by our affiliates, as that term is defined in Rule 144 under the Securities Act. Substantially all of the remaining           shares of common stock held by existing stockholders are restricted securities as that term is defined in Rule 144 under the Securities Act or are subject to the contractual restrictions described below.

Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act, which rules are summarized below.

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately shares; or

•	the average weekly trading volume of shares of our common stock on The NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

Shares of common stock eligible for sale under Rule 144(k) may be sold immediately upon the completion of this offering. In general, under Rule 144(k), a person may sell shares of common stock acquired from us immediately upon completion of this offering, without regard to manner of sale, the availability of public information or volume, if:

•	the person is not our affiliate and has not been our affiliate at any time during the three months preceding such a sale; and

•	the person has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate.

Rule 701

In general, under Rule 701 of the Securities Act, shares acquired upon exercise of currently outstanding options or pursuant to other rights granted under our qualified compensatory stock plan are eligible to be resold 90 days after the effective date of this offering by:

•	persons other than affiliates, subject only to the manner-of-sale provisions of Rule 144;

•	our affiliates, subject to the manner-of-sale, current public information and filing requirements of Rule 144; and

•	in each case, without compliance with the one-year holding requirements of Rule 144.

Lock-up Agreements

Pursuant to certain “lock-up” agreements, we and our executive officers, directors and the holders of substantially all of our outstanding shares of common stock have agreed, subject to certain exceptions, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, or otherwise dispose of, any common stock or securities convertible into or exchangeable or exercisable for any common stock without the prior written consent of Cowen and Company, LLC and Thomas Weisel Partners LLC, for a period of 180 days after the date of this prospectus. The 180-day restricted period will be automatically extended if (a) during the last 17 days of the 180-day restricted period we issue an earnings release or we announce material news or a material event or (b) prior to the expiration the 180-day restricted period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 15-day period beginning on the last day of the 180-day restricted period, in either of which case the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event. Cowen and Company, LLC and Thomas Weisel Partners LLC may, in their sole discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any such agreements.

There are no agreements between Cowen and Company, LLC, Thomas Weisel Partners LLC and any of our stockholders, optionholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 180-day lock-up period. In considering any request to release shares subject to a lock-up agreement, Cowen and Company, LLC and Thomas Weisel Partners LLC will consider the facts and circumstances relating to a request at the time of the request, which may include, among other factors, the stockholder’s reason for requesting the release, the number of shares for which the release is being requested and market conditions at that time.

This lock-up provision generally applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. Exceptions permit parties to the “lock-up” agreements, among other things and subject to restrictions, to make certain bona fide gifts. The lock-up provision will not restrict broker-dealers from engaging in market making and similar activities conducted in the ordinary course of their business.

Additional Registrations

The holders of an aggregate of 9,738,490 shares of our common stock, after giving effect to the conversion of all outstanding preferred stock into common stock upon completion of this offering and the sale by the selling stockholders of the shares offered by them hereby, have rights to require us to file a registration statement under the Securities Act or to include their shares of common stock in registration statements that we may file in the future for ourselves or other stockholders. These rights are provided under the terms of an investors’ rights agreement. See “Description of Capital Stock — Registration Rights.”

We intend to file a registration statement on Form S-8 under the Securities Act covering the 4,249,083 shares of our common stock issuable under our equity incentive plans. That registration statement will become effective upon filing with the SEC. Accordingly, shares of common stock registered under that registration statement will, subject to any applicable lock-up agreements and the vesting provisions and limitations as to the volume of shares that may be sold by our affiliates under Rule 144 described above, be available for sale in the open market.

MATERIAL U.S. FEDERAL TAX CONSEQUENCES
FOR NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder that acquires our common stock pursuant to this offering. The discussion is based on provisions of the Internal Revenue Code of 1986, as amended, which we refer to as the Code, applicable U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations, all as in effect on the date of this prospectus, and all of which are subject to change, possibly on a retroactive basis. The discussion is limited to non-U.S. holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code — generally, property held for investment. As used in this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation or partnership, including any entity treated as a corporation or partnership for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state of the United States or the District of Columbia, other than a partnership treated as foreign under U.S. Treasury regulations;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust (1) if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust, or (2) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

This discussion does not consider:

•	U.S. federal gift tax consequences, U.S. federal alternative minimum tax or U.S. state or local or non-U.S. tax consequences;

•	specific facts and circumstances that may be relevant to a particular non-U.S. holder’s tax position, including, if the non-U.S. holder is a partnership, that the U.S. tax consequences of holding and disposing of our common stock may be affected by certain determinations made at the partner level;

•	the tax consequences for partnerships or persons who hold their interests through a partnership or other entity classified as a partnership for U.S. federal income tax purposes;

•	the tax consequences for the stockholders or beneficiaries of a non-U.S. holder;

•	all of the U.S. federal tax considerations that may be relevant to a non-U.S. holder in light of its particular circumstances or to non-U.S. holders that may be subject to special treatment under U.S. federal tax laws, such as financial institutions, insurance companies, tax-exempt organizations, certain trusts, hybrid entities, certain former citizens or residents of the United States, broker-dealers, traders in securities, pension plans and regulated investment companies; or

•	special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” or other integrated investment.

Prospective investors should consult their own tax advisors regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations with respect to owning and disposing of shares of our common stock.

Dividends

As previously discussed, we do not anticipate paying dividends on our common stock in the foreseeable future. See “Dividend Policy.” If we make distributions on our common stock, those payments will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the excess will constitute a return of capital and first reduce the non-U.S. holder’s basis, but not below zero, and then will be treated as gain from the sale of stock.

We will have to withhold U.S. federal income tax at a rate of 30%, or a lower rate under an applicable income tax treaty, from the gross amount of the dividends paid to a non-U.S. holder, unless the dividend is effectively connected with the conduct of a trade or business of the non-U.S. holder within the United States or, if an income tax treaty applies, attributable to a permanent establishment or fixed base of the non-U.S. holder within the United States. Under applicable U.S. Treasury regulations, a non-U.S. holder, including, in certain cases of non-U.S. holders that are entities, the owner or owners of such entities, will be required to satisfy certain certification requirements in order to claim a reduced rate of withholding pursuant to an applicable income tax treaty. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States and, if an income tax treaty applies, attributable to a permanent establishment or fixed base of the non-U.S. holder within the United States, are taxed on a net income basis at the regular graduated U.S. federal income tax rates in the same manner as if the non-U.S. holder were a resident of the United States. In such cases, we will not have to withhold U.S. federal income tax if the non-U.S. holder complies with applicable certification and disclosure requirements. In addition, a “branch profits tax” may be imposed at a 30% rate, or a lower rate under an applicable income tax treaty, on dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the United States.

In order to claim the benefit of an income tax treaty or to claim exemption from withholding because the income is effectively connected with the conduct of a trade or business in the United States, the non-U.S. holder must provide a properly executed IRS Form W-8BEN, for treaty benefits, or W-8ECI, for effectively connected income, respectively, or such successor forms as the IRS designates prior to the payment of dividends. These forms must be periodically updated.

A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for a refund together with the required information with the IRS.

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax or withholding tax with respect to gain realized on a sale or other disposition of our common stock unless one of the following applies:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if an income tax treaty applies, is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States; in these cases, the non-U.S. holder will generally be taxed on its net gain derived from the disposition in the manner and at the regular graduated U.S. federal income tax rates applicable to United States persons, as defined in the Code, and, if the non-U.S. holder is a foreign corporation, the “branch profits tax” described above may also apply;

•	the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of the disposition and meets certain other requirements; in this case, the non-U.S. holder will be subject to a 30% tax on the gain derived from the disposition which may be offset by U.S. source capital losses of the non-U.S. holder, if any; or

•	our common stock constitutes a United States real property interest by reason of our status as a “United States real property holding corporation,” or a USRPHC, for U.S. federal income tax purposes at any time during the shorter of the 5-year period ending on the date of such disposition or the period that the non-U.S. holder held our common stock. We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. As long as our common stock is “regularly traded on an established securities market” within the meaning of Section 897(c)(3) of the Code, however, such common stock will be treated as United States real property interests only if a non-U.S. holder owned directly or indirectly more than 5 percent of such regularly traded common stock during the shorter of the 5-year period ending on the date of disposition or the period that the non-U.S. holder held our common stock and we were a USRPHC during such period. If we are or were to become a USRPHC and a non-U.S. holder owned directly or indirectly more than 5 percent of our common stock during the period described above or our common stock is not “regularly traded on an established securities market,” then a non-U.S. holder would generally be subject to U.S. federal income tax on its net gain derived from the disposition of our common stock at the regular graduated U.S. federal income tax rates applicable to United States persons, as defined in the Code.

Federal Estate Tax

Common stock owned or treated as owned at the time of death by an individual who is not a citizen or resident of the United States, as specifically defined for U.S. federal estate tax purposes, will be included in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

Information Reporting and Backup Withholding Tax

We must report annually to the IRS and to each non-U.S. holder the gross amount of the distributions paid to that holder and the tax withheld from those distributions. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable income tax treaty. Copies of the information returns reporting those distributions and withholding may also be made available under the provisions of an applicable income tax treaty or agreement to the tax authorities in the country in which the non-U.S. holder is a resident or incorporated.

Under some circumstances, U.S. Treasury regulations require backup withholding and additional information reporting on reportable payments on common stock. The gross amount of dividends paid to a non-U.S. holder that fails to certify its non-U.S. holder status in accordance with applicable U.S. Treasury regulations generally will be reduced by backup withholding at the applicable rate, currently 28%. Dividends paid to non-U.S. holders subject to the U.S. withholding tax at a rate of 30%, described above in “Dividends,” generally will be exempt from U.S. backup withholding.

The payment of the proceeds of the sale or other disposition of common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or non-U.S., generally will be reported to the IRS and reduced by backup withholding, unless the non-U.S. holder either certifies its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption. The payment of the proceeds from the disposition of common stock by a non-U.S. holder effected by or through a non-U.S. office of a non-U.S. broker generally will not be reduced by backup withholding or reported to the IRS, unless the non-U.S. broker has certain enumerated connections with the United States. In general, the payment of proceeds from the disposition of common stock effected by or through a non-U.S. office of a broker that is a U.S. person or has certain enumerated connections with the United States will be reported to the IRS and may be reduced by backup withholding unless the broker receives a statement from the non-U.S. holder that certifies its status as a non-U.S. holder under penalties of perjury or the broker has documentary evidence in its files that the holder is a non-U.S. holder.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS in a timely manner. These backup withholding and information reporting rules are complex and non-U.S. holders are urged to consult their own tax advisors regarding the application of these rules to them.

The foregoing discussion of U.S. federal income and estate tax considerations is not tax advice and is not based on an opinion of counsel. Accordingly, each prospective non-U.S. holder of our common stock should consult that holder’s own tax advisor with respect to the federal, state, local and non-U.S. tax consequences of the ownership and disposition of our common stock.

UNDERWRITING

Subject to the terms and conditions set forth in an underwriting agreement, each of the underwriters named below, for which Cowen and Company, LLC, Thomas Weisel Partners LLC, Needham & Company, LLC, Cantor Fitzgerald & Co. and America’s Growth Capital are acting as representatives, has severally agreed to purchase from us and the selling stockholders the aggregate number of shares of common stock set forth opposite their respective names below. Cowen and Company, LLC and Thomas Weisel Partners LLC are acting as joint bookrunning managers for the underwriting syndicate.

Number of
Underwriters	Shares

Cowen and Company, LLC
Thomas Weisel Partners LLC
Needham & Company, LLC
Cantor Fitzgerald & Co.
America’s Growth Capital

Total

Of the           shares to be purchased by the underwriters,           shares will be purchased from us and 1,442,296 shares will be purchased from the selling stockholders.

The underwriting agreement provides that the obligations of the several underwriters are subject to various conditions, including approval of legal matters by counsel. The nature of the underwriters’ obligations commits them to purchase and pay for all of the shares of common stock listed above if any are purchased.

Cowen and Company, LLC and Thomas Weisel Partners LLC expect to deliver the shares of common stock to purchasers on or about          , 2007.

Overallotment Option

Certain selling stockholders have granted a 30-day overallotment option to the underwriters to purchase up to a total of      additional shares of our common stock from such selling stockholders at the initial public offering price, less the underwriting discount payable by such selling stockholders, as set forth on the cover page of this prospectus. If the underwriters exercise this option in whole or in part, then the several underwriters will be separately committed, subject to the conditions described in the underwriting agreement, to purchase the additional shares of our common stock in proportion to their respective commitments set forth in the table above.

Determination of Offering Price

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors considered in determining the initial public offering price will include:

•	the valuation multiples of publicly traded companies that the representatives believe are comparable to us;

•	our financial information;

•	our history and prospects and the outlook for our industry;

•	an assessment of our management, our past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development and the progress of our business plan; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

We cannot assure you that an active or orderly trading market will develop for our common stock or that our common stock will trade in the public markets subsequent to this offering at or above the initial offering price.

Commissions and Discounts

The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus, and at this price less a concession not in excess of $      per share of common stock to other dealers specified in a master agreement among underwriters who are members of the National Association of Securities Dealers, Inc. The underwriters may allow, and the other dealers specified may reallow, concessions not in excess of $      per share of common stock to these other dealers. After this offering, the offering price, concessions and other selling terms may be changed by the underwriters. The common stock is offered subject to receipt and acceptance by the underwriters and to the other conditions, including the right to reject orders in whole or in part.

The following table summarizes the compensation to be paid to the underwriters by us and the selling stockholders and the proceeds, before expenses, payable to us and the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of our common stock.

Total
		Without	With
	Per Share	Overallotment	Overallotment

Public offering price	$	$	$
Underwriting discounts payable by us
Underwriting discounts payable by selling stockholders
Proceeds, before expenses, to us
Proceeds, before expenses, to the selling stockholders

We estimate that our total expenses of this offering, excluding the underwriting discount, will be approximately $2.2 million. We are paying all of the expenses of this offering. The selling stockholders will not pay any expenses of this offering, other than the underwriting discount with respect to the shares they sell.

Indemnification of Underwriters

We and the selling stockholders will indemnify the underwriters against some civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement. If we or the selling stockholders are unable to provide this indemnification, we and the selling stockholders will contribute to payments the underwriters may be required to make in respect of those liabilities.

No Sales of Similar Securities

Holders of our outstanding shares of our common stock as of August 15, 2007, including all of our directors and executive officers and all of the selling stockholders, have agreed, subject to certain exceptions, not to offer, pledge, sell, contract to sell, grant any option to purchase, make any short sale or otherwise dispose of any shares of common stock, or any options or warrants to purchase any shares of common stock, or any securities convertible into or exchangeable for shares of common stock without the prior written consent of Cowen and Company, LLC and Thomas Weisel Partners LLC for a period of 180 days after the date of this prospectus. These restrictions do not apply to the establishment of a trading plan pursuant to Rule 10b5-1 under the Securities Exchange Act, provided that no transfers occur under such plan during the lock-up period, to transfers or exchanges involving common stock or securities convertible into common stock and to certain gifts. In addition, the lock-up provision will not restrict broker-dealers from engaging in market making and similar activities conducted in the ordinary course of their business.

We have agreed that for a period of 180 days after the date of this prospectus, we will not, without the prior written consent of Cowen and Company, LLC and Thomas Weisel Partners LLC, offer, pledge, sell, contract to sell or otherwise dispose of any shares of common stock, except for:

•	the shares of common stock offered in this offering;

•	the shares of common stock issuable upon exercise or conversion of options, warrants or securities outstanding on the date of this prospectus; and

•	grants of options or other permitted securities under our stock option plans as described herein.

The 180-day restricted periods described above are subject to extension such that, in the event that either (1) during the last 17 days of the 180-day restricted period, we issue an earnings release relating to us or announce a material news or a material event relating to us or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period beginning on the last day of the 180-day period, the restrictions on offers, pledges, sales, contracts to sell or other dispositions of common stock or securities convertible into or exchangeable or exercisable for shares of our common stock described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of material news or a material event relating to us.

Discretionary Accounts

The underwriters do not expect sales of shares of common stock offered by this prospectus to any accounts over which they exercise discretionary authority to exceed five percent of the shares offered.

Short Sales, Stabilizing Transactions and Penalty Bids

In order to facilitate this offering, persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock during and after this offering. Specifically, the underwriters may engage in the following activities in accordance with the rules of the Securities and Exchange Commission.

Short sales.  Short sales involve the sales by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are short sales made in an amount not greater than the underwriters’ overallotment option to purchase additional shares from us in this offering. The underwriters may close out any covered short position by either exercising their overallotment option to purchase shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. Naked short sales are any short sales in excess of such overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

Stabilizing transactions.  The underwriters may make bids for or purchases of the shares for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

Penalty bids.  If the underwriters purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering. Stabilization and syndicate covering transactions may cause the price of the shares to be higher than it would be in the absence of these transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages presales of the shares.

The transactions above may occur on The NASDAQ Global Market or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. If these transactions are commenced, they may be discontinued without notice at any time.

Electronic Offer, Sale and Distribution of Shares

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Directed Share Program

We have requested that the underwriters reserve up to      shares of common stock for sale by us at the initial public offering price to officers, directors, employees and other business associates in a directed share program. In order to participate in the directed share program, an eligible person must open a limited purpose brokerage account at                    . Other conditions to participation also may apply. The number of shares of common stock available for sale to the general public in the public offering will be reduced to the extent these persons purchase any reserved shares. Any shares not so purchased will be offered by the underwriters to the general public on the same basis as other shares offered hereby.

Other Relationships

Certain of the underwriters and their affiliates may in the future provide various investment banking, commercial banking and other financial services for us and our affiliates in the ordinary course of business for which they may in the future receive customary fees.

LEGAL MATTERS

Wilmer Cutler Pickering Hale and Dorr llp will pass upon the validity of the shares of common stock offered by this prospectus. Goodwin Procter llp will pass upon legal matters relating to this offering for the underwriters.

EXPERTS

The financial statements as of December 31, 2005 and 2006, and for each of the three years in the period ended December 31, 2006, included in this prospectus and the financial statements from which the Selected Financial Data included in this prospectus as of December 31, 2005 and 2006, and for each of the three years in the period ended December 31, 2006 have been derived, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements and Selected Financial Data have been included herein in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

In connection with grants of stock options, the board of directors periodically determine the fair value of the common stock as described in this prospectus. To assist the board in certain of those determinations, we retained Shields & Company, Inc., an independent valuation firm, to perform valuation analyses of the common stock. The board considered these analyses in determining the fair value of the common stock. The responsibility for determining the fair value of the common stock rests solely with the board. Shields & Company, Inc. has consented to the references to its valuation reports made in this registration statement.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of common stock to be sold in the offering. As permitted by the rules and regulations of the SEC, this prospectus, which is a part of the registration statement, omits certain information, exhibits, schedules and undertakings set forth in the registration statement. For further information about us and our common stock offered hereby, you should refer to the registration statement and the exhibits and schedules filed with the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. You may read and copy any of this information at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act, and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above. We maintain a website at www.soundbite.com. Upon completion of this offering, you may access our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act, with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. Our websites and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which this prospectus forms a part, and you should not rely on any such information in making your decision whether to purchase our securities.

We will provide our stockholders with annual reports containing consolidated financial statements audited by an independent registered public accounting firm and will file with the SEC quarterly reports containing unaudited consolidated financial data for the first three quarters of each fiscal year.

SOUNDBITE COMMUNICATIONS, INC.
INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of SoundBite Communications, Inc.
Burlington, Massachusetts

We have audited the accompanying balance sheets of SoundBite Communications, Inc. (the “Company”) as of December 31, 2005 and 2006, and the related statements of operations, stockholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, effective January 1, 2006 the Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, and Financial Accounting Standards Board Staff Position No. 150-5, Issuer’s Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares that are Redeemable.

/s/ Deloitte & Touche LLP

Boston, Massachusetts
April 16, 2007 (August 16, 2007 as to the effects of the reverse stock split described in Note 13)

SOUNDBITE COMMUNICATIONS, INC.
Balance Sheets

				Pro Forma
				Stockholders’ Equity
	December 31,		June 30,	as of
	2005	2006	2007	June 30, 2007
			(unaudited)	(unaudited)

ASSETS
Current assets:
Cash and cash equivalents	$9,529,450	$7,251,134	$5,537,750
Accounts receivable, net of allowance for doubtful accounts of $114,183, $88,121 at December 31, 2005, 2006 and $161,477 as of June 30, 2007 (unaudited), respectively	3,654,754	5,921,213	5,820,226
Prepaid expenses and other current assets	353,248	609,669	2,542,170

Total current assets	13,537,452	13,782,016	13,900,146
Property and equipment, net	3,847,879	4,446,617	4,989,882

Total assets	$17,385,331	$18,228,633	$18,890,028

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Bank line of credit	$888,680	$888,680	$—
Equipment line of credit — current portion	1,120,390	1,665,500	710,831
Accounts payable	1,098,224	633,359	1,169,061
Accrued expenses	1,449,174	2,546,045	3,278,491
Preferred stock warrant liability	—	481,931	1,039,129

Total current liabilities	4,556,468	6,215,515	6,197,512

Non-current liabilities:
Equipment line of credit — net of current portion	1,469,262	989,967	1,934,365

Total liabilities	6,025,730	7,205,482	8,131,877

Redeemable convertible preferred stock, $0.001 par value — at carrying value; 46,513,420 shares authorized and 45,779,304 shares issued and outstanding at December 31, 2005, 2006 and June 30, 2007, (unaudited) (liquidation preference of $30,430,000 at December 31, 2005, 2006 and June 30, 2007 (unaudited); redemption value of $30,163,691 at December 31, 2005, $30,207,904 at December 31, 2006, and $30,225,225 at June 30, 2007 (unaudited)); no shares issued or outstanding at June 30, 2007 pro forma (unaudited)	31,075,911	30,787,896	30,810,038	$—

Commitments and contingencies (note 7)

Stockholders’ equity (deficit):
Common stock, $0.001 par value — 75,000,000 shares authorized; 700,236 shares issued and 508,371 shares outstanding at December 31, 2005; 821,471 shares issued and 626,086 shares outstanding at December 31, 2006; 857,458 shares issued and 662,073 shares outstanding at June 30, 2007 (unaudited); 10,471,400 shares issued and 10,276,015 shares outstanding at June 30, 2007 pro forma (unaudited)	700	781	824	10,438
Additional paid-in capital	198,217	274,296	397,813	32,237,366
Treasury stock, at cost — 191,865 shares at December 31, 2005; 195,385 shares at December 31, 2006; 195,385 shares at June 30, 2007 and June 30, 2007 pro forma (unaudited)	(130,833)	(132,033)	(132,033)	(132,033)
Accumulated deficit	(19,784,394)	(19,907,789)	(20,318,491)	(20,318,491)

Total stockholders’ equity (deficit)	(19,716,310)	(19,764,745)	(20,051,887)	$11,797,280

Total liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)	$17,385,331	$18,228,633	$18,890,028

The accompanying notes are an integral part of these financial statements.

SOUNDBITE COMMUNICATIONS, INC.

Statements of Operations

				Six Months Ended
	Years Ended December 31,			June 30,
	2004	2005	2006	2006	2007
				(unaudited)

Revenues	$7,753,827	$16,447,930	$29,069,213	$12,175,884	$18,099,092
Cost of revenues	2,749,483	4,967,393	9,505,312	4,027,762	6,859,759

Gross profit	5,004,344	11,480,537	19,563,901	8,148,122	11,239,333

Operating expenses:
Research and development	1,207,745	2,097,111	3,452,903	1,594,832	1,874,920
Sales and marketing	2,715,468	5,887,961	12,172,092	5,152,632	6,854,711
General and administrative	1,713,698	2,220,989	3,820,202	1,699,727	2,352,564

Total operating expenses	5,636,911	10,206,061	19,445,197	8,447,191	11,082,195

Operating income (loss)	(632,567)	1,274,476	118,704	(299,069)	157,138

Other income (expense):
Interest income	11,649	149,362	299,018	150,645	134,832
Interest expense	(244,987)	(264,088)	(397,484)	(181,173)	(145,474)
Warrant charge for change in fair value	—	—	(177,406)	—	(557,198)
Other, net	—	—	6,000	6,000	—

Total other expense, net	(233,338)	(114,726)	(269,872)	(24,528)	(567,840)

Income (loss) before cumulative change in accounting	(865,905)	1,159,750	(151,168)	(323,597)	(410,702)
Cumulative change in accounting	—	—	27,773	27,773	—

Net income (loss)	(865,905)	1,159,750	(123,395)	(295,824)	(410,702)
Accretion of preferred stock	—	(23,901)	(44,283)	(22,142)	(22,142)
Deemed dividend	(117,484)	—	—	—	—

Net income (loss) attributable to common stockholders	$(983,389)	$1,135,849	$(167,678)	$(317,966)	$(432,844)

Income (loss) per common share:
Basic:
Before cumulative change in accounting	$(2.14)	$2.41	$(0.35)	$(0.66)	$(0.69)
Cumulative change in accounting	$—	$—	$0.05	$0.05	$—
Net income (loss) attributable to common stockholders	$(2.14)	$2.41	$(0.30)	$(0.61)	$(0.69)
Diluted:
Before cumulative change in accounting	$(2.14)	$0.13	$(0.35)	$(0.66)	$(0.69)
Cumulative change in accounting	$—	$—	$0.05	$0.05	$—
Net income (loss) attributable to common stockholders	$(2.14)	$0.13	$(0.30)	$(0.61)	$(0.69)
Weighted average common shares outstanding:
Basic	459,410	470,539	557,063	524,359	629,765
Diluted	459,410	9,044,567	557,063	524,359	629,765
Pro forma net loss per common share:
Basic			$(0.02)		$(0.04)
Diluted			$(0.02)		$(0.04)
Pro forma weighted average common shares outstanding:
Basic			10,171,005		10,243,707
Diluted			10,171,005		10,243,707

The accompanying notes are an integral part of these financial statements.

SOUNDBITE COMMUNICATIONS, INC.

Statements of Stockholders’ Deficit

			Additional			Total
	Common Stock		Paid-In	Treasury	Accumulated	Stockholders’
	Shares	Amount	Capital	Stock	Deficit	Deficit

Balance, January 1, 2004	649,928	$650	$321,303	$(130,666)	$(20,078,239)	$(19,886,952)
Issuance of common stock for warrant and options exercises	8,360	8	3,142	—	—	3,150
Beneficial conversion charge (deemed dividend) for Series A and B preferred stock on issuance of Series C preferred stock	—	—	(117,484)	—	—	(117,484)
Net loss	—	—	—	—	(865,905)	(865,905)

Balance, December 31, 2004	658,288	658	206,961	(130,666)	(20,944,144)	(20,867,191)
Issuance of common stock for warrant and options exercises	41,948	42	15,157	—	—	15,199
Accretion of transaction costs for preferred stock	—	—	(23,901)	—	—	(23,901)
Purchase of treasury stock	—	—	—	(167)	—	(167)
Net income	—	—	—	—	1,159,750	1,159,750

Balance, December 31, 2005	700,236	700	198,217	(130,833)	(19,784,394)	(19,716,310)
Issuance of common stock for option exercises	121,235	81	56,203	—	—	56,284
Purchase of treasury stock	—	—	—	(1,200)	—	(1,200)
Accretion of transaction costs for preferred stock	—	—	(44,283)	—	—	(44,283)
Stock-based compensation expense	—	—	64,159	—	—	64,159
Net loss	—	—	—	—	(123,395)	(123,395)

Balance, December 31, 2006	821,471	781	274,296	(132,033)	(19,907,789)	(19,764,745)
Issuance of common stock for option exercises (unaudited)	35,987	43	14,390	—	—	14,433
Accretion of transaction costs for preferred stock (unaudited)	—	—	(22,142)	—	—	(22,142)
Stock-based compensation expense (unaudited)	—	—	131,269	—	—	131,269
Net loss (unaudited)	—	—	—	—	(410,702)	(410,702)

Balance June 30, 2007 (unaudited)	857,458	$824	$397,813	$(132,033)	$(20,318,491)	$(20,051,887)

The accompanying notes are an integral part of these financial statements.

SOUNDBITE COMMUNICATIONS, INC.
Statements of Cash Flows

				Six Months Ended
	Years Ended December 31,			June 30,
	2004	2005	2006	2006	2007
				(unaudited)

Cash flows from operating activities:
Net income (loss)	$(865,905)	$1,159,750	$(123,395)	$(295,824)	(410,702)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization of property, equipment and software	577,694	841,895	1,946,827	862,134	1,324,082
Allowance for doubtful accounts	(56,710)	123,064	147,087	60,094	73,356
Change in carrying value of preferred stock warrant liability	—	—	177,406	—	557,198
Cumulative change in accounting	—	—	(27,773)	(27,773)	—
Stock-based compensation	—	—	64,159	31,562	131,269
Noncash charge attributable to warrants	60,054	55,089	21,956	18,449	—
Loss on disposal of property and equipment	—	19,534	—	—	15,086
Change in operating assets and liabilities:
Accounts receivable	(767,229)	(2,214,410)	(2,413,546)	(1,283,724)	27,631
Prepaid expenses and other current assets	9,037	(197,374)	(278,377)	(11,047)	(1,932,501)
Accounts payable	(135,725)	44,972	139,233	(14,203)	533,860
Accrued expenses	64,690	593,174	1,096,871	69,330	732,446

Net cash provided by (used in) operating activities	(1,114,094)	425,694	750,448	(591,002)	1,051,725

Cash flows from investing activities:
Purchases of property and equipment	(647,237)	(3,081,535)	(3,149,663)	(1,978,535)	(1,880,591)

Net cash used in investing activities	(647,237)	(3,081,535)	(3,149,663)	(1,978,535)	(1,880,591)

Cash flows from financing activities:
Proceeds from equipment and bank line of credit	752,926	2,248,256	1,466,470	466,470	—
Repayments of equipment and bank line of credit	(405,953)	(681,234)	(1,400,655)	(568,148)	(898,951)
Repayments of sale and leaseback	(92,293)	—	—	—	—
Treasury stock purchase	—	(167)	(1,200)	—	—
Proceeds from issuance of preferred stock	2,959,362	8,424,048	—	—	—
Proceeds from issuance of common stock upon exercise of stock options	3,150	15,199	56,284	21,788	14,433

Net cash provided by financing activities	3,217,192	10,006,102	120,899	(79,890)	(884,518)

Net increase (decrease) in cash and cash equivalents	1,455,861	7,350,261	(2,278,316)	(2,649,427)	(1,713,384)
Cash and cash equivalents, beginning of period	723,328	2,179,189	9,529,450	9,529,450	7,251,134

Cash and cash equivalents, end of period	$2,179,189	$9,529,450	$7,251,134	$6,880,023	$5,537,750

Supplemental disclosure of cash flow information:
Cash paid during the period:
Interest	$109,432	$170,542	$325,821	$154,490	$145,827

Supplemental disclosure of non-cash investing and financing activities:
Accretion of redeemable convertible preferred stock	$—	$23,901	$44,283	$22,142	$22,142

Property and equipment, included in accounts payable	$—	$868,776	$264,678	$35,023	$266,520

Reclassification of carrying value of preferred stock warrants	$—	$—	$332,298	$332,298	—

Beneficial conversion charge (deemed dividend) for Series A and B preferred stock on issuance of Series C preferred stock	$117,484	$—	$—	$—	$—

The accompanying notes are an integral part of these financial statements.

SOUNDBITE COMMUNICATIONS, INC.

Notes to Financial Statements
(Information as of June 30, 2007 and for the six months ended
June 30, 2006 and 2007 is unaudited)

1.	Nature of Business

SoundBite Communications, Inc. (the Company) develops and markets on-demand automated voice messaging (AVM) solutions that are delivered over existing telephony networks. The Company’s services are primarily used to initiate and manage customer contact campaigns for collections, customer care and marketing processes. The Company was incorporated in Delaware in 2000 and its principal operations are located in Burlington, Massachusetts. The Company conducts its business primarily in the United States.

The Company is subject to risks common to technology companies in similar stages of development, including: uncertainty of growth in the AVM market; risks of platform defects, service disruptions and execution errors; fluctuations in operating results; absence of contractual commitments by clients; dependence on clients in the collection agencies industry; risks of security breaches; dependence on key vendors; need to develop new features; need to migrate to a Voice over Internet Protocol infrastructure; dependence on market acceptance of the on-demand delivery model for AVM services; dependence on key personnel; and numerous U.S. federal, state and international regulatory compliance risks.

2.	Summary of Significant Accounting Policies

Unaudited Pro Forma Presentation

The unaudited pro forma stockholders’ equity as of June 30, 2007, reflects the conversion of all outstanding shares of preferred stock as of that date into common stock and the reclassification of the preferred stock warrant liability to additional paid in capital, which will occur upon closing of the Company’s proposed initial public offering.

Unaudited Financial Information

The accompanying unaudited balance sheet as of June 30, 2007, statements of operations and of cash flows for the six months ended June 30, 2006 and 2007, statement of stockholders’ deficit for the six months ended June 30, 2007 and related interim information contained in the notes to the financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. Accordingly, they do not include all of the information and notes required by generally accepted accounting principles for complete financial statements. In the opinion of management, the unaudited interim financial statements include all adjustments, consisting of normal and recurring adjustments, necessary for the fair statement of the Company’s financial position as of June 30, 2007 and its results of operations and its cash flows for the six months ended June 30, 2006 and 2007. The results for the six months ended June 30, 2007 are not necessarily indicative of the results to be expected for the year ending December 31, 2007.

Segment Data

The Company manages its operations on a consolidated, single segment basis for purposes of assessing performance and making operating decisions. Accordingly, the Company has only one reporting segment.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

SOUNDBITE COMMUNICATIONS, INC.

Notes to Financial Statements — (Continued)
(Information as of June 30, 2007 and for the six months ended
June 30, 2006 and 2007 is unaudited)

Cash and Cash Equivalents

The Company invests its cash in money market accounts, debt securities of U.S. government agencies, repurchase agreements with maturities of less than 90 days, and commercial paper from high-quality corporate issuers. All highly liquid instruments with a remaining maturity of 90 days or less when purchased are considered cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management reviews accounts receivable on a periodic basis to determine if any receivables will potentially be uncollectible. Estimates are used to determine the amount of the allowance for doubtful accounts necessary to reduce accounts receivable to its estimated net realizable value. These estimates are made by analyzing the status of significant past due receivables and by establishing general provisions for estimated losses by analyzing current and historical bad debt trends. Actual collection experience has not varied significantly from estimates, due primarily to credit and collection policies and the financial strength of the Company’s clients. Receivables that are ultimately deemed uncollectible are charged off as a reduction of receivables and the allowance for doubtful accounts.

Activity in the allowance for doubtful accounts was as follows:

	Years Ended December 31,			Six Months Ended
	2004	2005	2006	June 30, 2007
				(unaudited)

Balance, beginning	$75,513	$5,000	$114,183	$88,121
Provision for bad debts	(56,710)	123,064	147,087	73,356
Uncollectible accounts written off	(13,803)	(13,881)	(173,149)	—

Balance, end	$5,000	$114,183	$88,121	$161,477

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash, cash equivalents and accounts receivable. At December 31, 2005 and 2006 and June 30, 2007, the Company had cash balances at certain financial institutions in excess of federally insured limits. However, the Company does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

Accounts receivable are typically uncollateralized and are derived from revenues earned from clients primarily located in the United States. Management does not believe significant risk exists in connection with concentration of accounts receivable credit at December 31, 2006. For the years ended December 31, 2004, 2005 and 2006 and the six months ended June 30, 2006 and 2007, two clients in the aggregate accounted for 27%, 32%, 26%, 28% and 31% of the Company’s revenues, respectively. As of December 31, 2005, no clients accounted for more than 10% of the outstanding accounts receivable. As of December 31, 2006, two clients in the aggregate accounted for 24% of the outstanding accounts receivable. As of June 30, 2007, one client in the aggregate accounted for 21% of the outstanding accounts receivable.

Development of Software for Internal Use

The Company accounts for the costs of computer software developed or obtained for internal use in accordance with Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or

SOUNDBITE COMMUNICATIONS, INC.

Notes to Financial Statements — (Continued)
(Information as of June 30, 2007 and for the six months ended
June 30, 2006 and 2007 is unaudited)

Obtained for Internal Use”. The Company capitalizes costs of materials, consultants, payroll and payroll related costs for employees incurred in developing internal-use software. These costs are included in computer software in Note 3 below. The amounts related to internal use software totaled $0 and $120,000 at December 31, 2006 and June 30, 2007, respectively.

Property and Equipment

Property and equipment are carried at cost and are depreciated over the assets estimated useful life, generally three years, using the straight-line method. The Company’s policy is to generally capitalize any item with an acquisition cost of $1,000 or more. Depreciation of leasehold improvements is recorded over the shorter of the estimated useful life of the leasehold improvement or the remaining lease term. Expenditures for maintenance and repairs are charged to operations when incurred, while additions and betterments are capitalized. When assets are retired or disposed, the asset’s original cost and related accumulated depreciation are eliminated from the accounts and any gain or loss is reflected in the statement of operations.

Impairment of Long-Lived Assets

Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the excess of the asset’s carrying amount over the fair value of the asset, while long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell. No impairment losses have been recognized to date.

Fair Value of Financial Instruments

The carrying value of the Company’s financial instruments, including cash, accounts receivable, equipment line of credit, bank line of credit, accounts payable and accrued liabilities, approximate their fair value because of their short-term nature.

Guarantees: Indemnified Obligations

The Company’s Certificate of Incorporation and By-Laws provide that the Company indemnify its officers and directors for certain events or occurrences that happen by reason of the fact that the officer or director is, was, or has agreed to serve as an officer or director of the Company. The term of the indemnification period is for the officer’s or director’s lifetime. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited.

Revenues

Usage-based Fees.  The Company derives substantially all of its revenues by providing AVM services. It provides these services under a usage-based pricing model, with prices calculated on a per-message or, more typically, per-minute basis in accordance with the terms of its pricing agreements with clients. The amount it charges for AVM calls may vary based upon whether the call is one-way, two-way or agentless and the total volume of calls by a client during a calendar month. The Company invoices clients on a monthly basis. Its pricing agreements with clients do not require minimum levels of usage or payments.

Because it provides its solution as a service, the Company recognizes revenue in accordance with Securities and Exchange Commission (SEC) Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, as amended by SEC Staff Accounting Bulletin No. 104, Revenue Recognition. Accordingly, amounts are earned when all of the following conditions are satisfied: (1) there is persuasive evidence of an arrangement; (2) the service has been provided to the client; (3) the amount of fees to be paid by the client is fixed or determinable; and (4) the collection of fees from the client is reasonably assured.

SOUNDBITE COMMUNICATIONS, INC.

Notes to Financial Statements — (Continued)
(Information as of June 30, 2007 and for the six months ended
June 30, 2006 and 2007 is unaudited)

Fees for Ancillary Services.  The Company’s client management organization assists clients in selecting service features and adopting best practices that help clients make the best use of the Company’s on-demand service. The organization provides varying levels of support through these ancillary services, from managing an entire campaign to supporting self-service clients. In some cases, ancillary services may be billed to clients based upon a fixed fee or, more typically, a fixed hourly rate. These billed services typically are of short duration. The billed services do not involve future obligations and do not provide material value beyond supporting use of the Company’s on-demand service. The Company recognizes revenue from these billed services within the calendar month in which the ancillary services are completed.

Revenues attributable to ancillary services represented 9.5%, 4.3%, 2.4%, 2.7% and 1.8% of revenues in the years ended December 31, 2004, 2005 and 2006 and the six months ended June 30, 2006 and 2007, respectively, and are expected to constitute less than 3% of annual revenues for the foreseeable future. Because of their past and anticipated immateriality, revenues attributable to ancillary services were not presented as a separate line item in the statements of operations.

Research and Development Costs

The Company expenses research and development costs as incurred.

Income Taxes

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based upon the temporary differences between the financial reporting and tax bases of liabilities and assets and for loss and credit carryforwards, using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are provided to the extent that realization of net deferred tax assets is not considered to be more likely than not. Realization of the Company’s net deferred tax assets is contingent upon generation of future taxable income. Due to the uncertainty of realization of the tax benefits, the Company has provided a valuation allowance for the full amount of its net deferred tax assets.

Freestanding Preferred Stock Warrants

Effective January 1, 2006, freestanding warrants and other similar instruments related to shares that are redeemable are accounted for in accordance with Financial Accounting Standards Board (FASB) Staff Position No. 150-5, Issuer’s Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares that are Redeemable (FSP 150-5). Under FSP 150-5, freestanding warrants exercisable for the Company’s redeemable convertible preferred stock were classified as a liability on the Company’s balance sheet as of December 31, 2006. The Company accounted for the adoption of FSP 150-5 as a cumulative change in accounting with a benefit of $27,773, or $0.01 per share, recorded as of January 1, 2006, the date of the Company’s adoption of FSP 150-5. In addition, the original carrying value of the warrants, $332,298, was reclassified to liabilities from redeemable convertible preferred stock. The benefit of $27,773 was calculated as the decrease in fair value of the warrants from the historical carrying value. As of December 31, 2006 and June 30, 2007, the Company re-measured the warrant liability and recorded charges of $177,406 and $557,198, respectively, for the increase in value of the warrants.

So long as the warrants remain outstanding and are exercisable for redeemable convertible preferred stock, they will be subject to re-measurement at each balance sheet date and any change in fair value will be recognized as a component of other income (expense), net. Each of these warrants will become exercisable (or

SOUNDBITE COMMUNICATIONS, INC.

Notes to Financial Statements — (Continued)
(Information as of June 30, 2007 and for the six months ended
June 30, 2006 and 2007 is unaudited)

will become exchangeable for a warrant that is exercisable) for common stock upon the consummation of an initial public offering.

Beneficial Conversion Charge (Deemed Dividend)

The Company recorded a beneficial conversion charge (deemed dividend) during 2004 of $117,484 related to the issuance of shares of Series C Convertible Preferred Stock. The deemed dividend was recorded upon such financing due to the antidilution terms of the Series A and Series B Convertible Preferred Stock, which resulted in a reduction in the effective conversion price of the Series A and B Convertible Preferred Stock. The beneficial conversion charge was recorded as of the time of issuance of the Series C Convertible Preferred Stock because the Series A and Series B Convertible Preferred Stock was convertible at such time. The beneficial conversion charge (deemed dividend) increased the loss applicable to common stockholders in the calculation of basic net loss per share for the year ended December 31, 2004.

Basic and Diluted Income (Loss) Per Share

Income (loss) per share has been computed using the weighted average number of shares of common stock outstanding during each period. Diluted amounts per share include the impact of the Company’s outstanding potential common shares, such as options and warrants (using the treasury stock method) and convertible preferred stock. Potential common shares that are anti-dilutive are excluded from the calculation of diluted income (loss) per common share.

The following table sets forth the components of the computation of basic and diluted net income (loss) per common share for the periods indicated:

				Six Months Ended
	Years Ended December 31,			June 30,
	2004	2005	2006	2006	2007
				(unaudited)

Numerator:
Net income (loss) attributable to common stockholders	$(983,389)	$1,135,849	$(167,678)	$(317,966)	$(432,844)

Denominator:
Weighted average shares used in computing net income (loss) per common share — basic	459,410	470,539	557,063	524,359	629,765
Add dilutive securities:
Stock options	—	249,260	—	—	—
Restricted stock	—	758	—	—	—
Preferred stock warrants	—	—	—	—	—
Conversion of redeemable convertible preferred stock	—	8,324,010	—	—	—

Weighted average shares used in computing net income (loss) per common share — diluted	459,410	9,044,567	557,063	524,359	629,765

SOUNDBITE COMMUNICATIONS, INC.

Notes to Financial Statements — (Continued)
(Information as of June 30, 2007 and for the six months ended
June 30, 2006 and 2007 is unaudited)

Potential common shares excluded from the computation of net income (loss) per common share due to being anti-dilutive consist of the following:

				Six Months Ended
	Years Ended December 31,			June 30,
	2004	2005	2006	2006	2007
				(unaudited)

Stock options	1,285,529	566,966	1,954,110	1,948,364	2,080,932
Restricted stock	6,391	—	7,040	14,080	5,720
Preferred stock warrants	139,366	151,647	151,647	151,647	151,647
Conversion of redeemable convertible preferred stock	6,811,400	—	9,613,942	9,613,942	9,613,942

Pro Forma Net Income (Loss) Per Share

Pro forma net income (loss) per share has been computed using the weighted average number of shares of common stock outstanding during each period. In addition, for purposes of pro forma net income (loss) per share, all shares of redeemable convertible preferred stock at June 30, 2007, which are convertible to common stock and are expected to be converted upon closing of the proposed initial public offering of the Company’s common stock, have been treated as though they had been converted to common stock in all periods in which such shares were outstanding.

Accounting for Stock-Based Compensation

Prior to January 1, 2006, the Company applied the intrinsic value method of accounting for share-based awards granted to employees. Effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (SFAS 123R), on a prospective basis. SFAS 123R requires the use of a fair value method to account for share-based awards granted to employees. The Company also accounts for share-based awards to non-employees using the fair value method.

Under the intrinsic value method, compensation associated with stock awards to employees was determined as the difference, if any, between the fair value of the underlying common stock on the date compensation was measured and the price an employee was required to pay to exercise the award. The measurement date for employee awards was generally the date of grant. Under the fair value method, compensation associated with stock awards is determined based on the estimated fair value of the award, measured using an established option pricing model. The measurement date for employee awards is generally the date of grant. Share-based compensation costs for an employee award are recognized as expense over the employee’s requisite service period, which is generally the vesting period, on a straight-line basis. The measurement date for non-employee awards is generally the date the performance of services is completed.

The Company adopted the provisions of SFAS 123R using the prospective transition method. Under this transition method, non-vested option awards outstanding at January 1, 2006 continue to be accounted for under the minimum value method allowed under SFAS No. 123, Accounting for Stock-Based Compensation. All awards granted, modified or settled after the date of adoption are accounted for using the measurement, recognition and attribution provisions of SFAS 123R.

The Company makes a number of estimates and assumptions related to SFAS 123R. The estimation of stock awards that will ultimately vest requires judgment, and to the extent actual results differ from the Company’s estimates, such amounts will be recorded as an adjustment in the period estimates are revised. Actual results may differ substantially from these estimates. In valuing share-based awards under SFAS 123R, significant judgment is required in determining the expected volatility of common stock and the expected term individuals

SOUNDBITE COMMUNICATIONS, INC.

Notes to Financial Statements — (Continued)
(Information as of June 30, 2007 and for the six months ended
June 30, 2006 and 2007 is unaudited)

will hold their share-based awards prior to exercising. Expected volatility of the stock is based on the Company’s peer group in the industry in which the Company does business because the Company does not have sufficient historical volatility data for its own stock. The expected term of options granted was determined based on the simplified method in accordance with SEC Staff Accounting Bulletin No. 107. In the future, as the Company gains historical data for volatility in its own stock and more data on the actual term employees hold their options, the expected volatility and expected term may change, which could substantially change the grant-date fair value of future awards of stock options and ultimately the expense the Company records.

Had the fair value method been applied to employee share-based awards for the years ended December 31, 2004 and 2005, net income (loss) would have been:

	Years Ended
	December 31,
	2004	2005

Reported net income (loss) attributable to common stockholders	$(983,389)	$1,135,849
Add — stock based compensation expense included in the determination of reported net income (loss)	—	—
Deduct — total stock-based compensation expense determined under the fair value method for all awards	(68,127)	(80,995)

Pro forma income (loss) attributable to common stockholders	$(1,051,516)	$1,054,854

Pro forma income (loss) per common share, basic	$(2.29)	$2.24
Pro forma income (loss) per common share, diluted	$(2.29)	$0.12

The Company has computed the pro forma information above using the Black-Scholes option pricing model and the following weighted average assumptions:

	Years Ended
	December 31,
	2004	2005

Risk-free interest rate	3.37%	4.02%
Expected dividend yield	—%	—%
Expected lives	5 years	5 years
Expected volatility	—%	—%

The Company accounts for stock options granted to non-employees in accordance with Emerging Issues Task Force No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction With Selling, Goods or Services (EITF 96-18) and related interpretations. The Company has granted stock options to certain consultants and non-employee advisory board members for a fixed number of shares with an exercise price equal to the fair value of the Company’s common stock at the date of grant. Under EITF 96-18, compensation expense from non-employee stock options is calculated using the Black-Scholes option pricing model and is recorded using the straight-line method over the vesting period, which approximates the service period. Total compensation expense related to options granted to non-employees was not material for the year ended December 31, 2004, 2005 or 2006.

Recent Accounting Pronouncements

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (SAB 108), to address diversity in practice in quantifying financial statement misstatements. SAB 108 requires that the Company quantify misstatements based on their impact on each of its financial statements and related

SOUNDBITE COMMUNICATIONS, INC.

Notes to Financial Statements — (Continued)
(Information as of June 30, 2007 and for the six months ended
June 30, 2006 and 2007 is unaudited)

disclosures. The Company adopted SAB 108 for the year ended December 31, 2006. The adoption of SAB 108 did not have a material effect on the Company’s financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of SFAS 157 are effective for fiscal years beginning after November 15, 2007. The Company has not yet determined the effect, if any, that the adoption of SFAS 157 will have on its financial statements.

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (FIN 48), which clarifies the accounting for uncertainty in tax positions. FIN 48 requires that the Company recognize in its financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 will be effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 did not have a material effect on the Company’s financial statements or results of operations for the six months ended June 30, 2007 (see Note 11).

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, Including an Amendment of FASB Statement No. 115 (SFAS 159). SFAS 159 allows entities to measure many financial instruments and certain other assets and liabilities at fair value on an instrument-by-instrument basis (the fair value option). The Company will adopt this standard on January 1, 2008. The Company has not yet determined the effect, if any, that the adoption of SFAS 159 will have on its financial statements.

In May 2007, the FASB issued Staff Position No. FIN 48-1, Definition of Settlement in FASB Interpretation No. 48 (FIN 48-1). FIN 48-1 provides guidance on how an enterprise should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. The Company retroactively adopted the provisions of FIN 48-1 effective January 1, 2007 and has determined that FIN 48-1 had no material effect on the Company’s financial statements.

3.	Property and Equipment

Property and equipment as of December 31, 2005 and 2006 and June 30, 2007 consisted of the following:

		As of December 31,		As of
		2005	2006	June 30, 2007
				(unaudited)

Computer equipment	3 years	$5,100,075	$6,841,660	$7,948,712
Computer software	1-3 years	1,097,595	1,720,428	2,234,982
Furniture and fixtures	3 years	159,900	242,782	250,285
Office equipment	3 years	132,447	221,588	424,512
Leasehold improvements	Lesser of useful
	life or lease term	158,458	167,582	167,582

Total		6,648,475	9,194,040	11,026,073
Less — accumulated depreciation and amortization		(2,800,596)	(4,747,423)	(6,036,191)

Property and equipment, net		$3,847,879	$4,446,617	$4,989,882

Depreciation expense for the years ended December 31, 2004, 2005, and 2006 and the six months ended June 30, 2006 and 2007 was $577,694, $841,895, $1,946,827, $862,134 and $1,324,082, respectively.

SOUNDBITE COMMUNICATIONS, INC.

Notes to Financial Statements — (Continued)
(Information as of June 30, 2007 and for the six months ended
June 30, 2006 and 2007 is unaudited)

All property and equipment is pledged as security under the bank line of credit or equipment line of credit (see Note 5).

4.	Capital Leases

On May 15, 2001, the Company entered into a capital lease agreement with a leasing company whereby $1,026,090 of capital equipment purchased by the Company was sold and leased back under a sale and leaseback arrangement. The lease expired in 2004. Interest paid for the year ended December 31, 2004 was $97,475.

5.	Debt

Bank Line of Credit

On January 4, 2001, the Company entered into a loan and security agreement with a bank that provided for a $1,500,000 working capital revolving line of credit. This agreement was modified on numerous occasions through 2003.

On July 2, 2004, the Company entered into an amended and restated loan and security agreement with the bank that provided for a $1,000,000 working capital revolving line of credit with a borrowing base of 80% of eligible accounts receivable. On December 3, 2004, the Company amended this agreement to include a $300,000 line of credit for equipment (the equipment line) with the bank. On August 22, 2005, the Company amended this agreement to increase the equipment line to $2,800,000. On July 15, 2006, the Company amended this agreement to increase the equipment line to $3,800,000.

In connection with the amendment in 2005, the Company issued warrants to the bank to purchase shares of the Company’s Series D Convertible Preferred Stock (see Note 9). The Company recorded interest expense of $9,096 for the deemed fair value of these warrants.

Borrowings for the working capital line bore interest at a rate per annum equal to 1.00% above the prime rate. They were collateralized by the Company’s accounts receivable, any equipment not collateralized under the equipment portion of the line of credit or under the equipment line of credit agreement (see below), all investment property and all financial assets. At December 31, 2005 and 2006 and June 30, 2007, the amount outstanding under the agreement was $888,680. Interest paid in the years ended December 31, 2004, 2005 and 2006 and the six months ended June 30, 2006 and 2007 was $50,195, $62,986, $79,889, $44,952 and $41,557, respectively. The working capital line expired in July 2007.

Borrowings for the equipment line bore interest at a rate per annum equal to 1.50% above the prime rate. At December 31, 2005 and 2006 and June 30, 2007, the amount outstanding under the agreement was $2,033,679, $2,424,300 and $1,696,981, respectively. These borrowings were payable in installments due through February 2009. Interest paid in the years ended December 31, 2004, 2005 and 2006 and the six months ended June 30, 2006 and 2007 was $0, $30,876, $225,085, $96,573 and $104,579, respectively. The equipment line was refinanced in August 2007.

As of June 30, 2007, the Company was in compliance with all covenants of its agreement with the bank.

In July 2007, the Company entered into new working capital line and equipment line agreements with a different bank (see Note 13).

SOUNDBITE COMMUNICATIONS, INC.

Notes to Financial Statements — (Continued)
(Information as of June 30, 2007 and for the six months ended
June 30, 2006 and 2007 is unaudited)

Equipment Line of Credit

On August 14, 2002, the Company entered into an equipment line of credit agreement with a bank that provided funding for up to $1,500,000 in capital equipment purchases. Borrowings under the equipment line of credit were collateralized by the equipment purchased. On July 2, 2003, the Company entered into an additional line of credit agreement that provided funding for up to $850,000. The term of each financing was 36 months from the date of borrowing. At December 31, 2005 and 2006 and June 30, 2007, amounts outstanding under these agreements were $390,864, $134,173 and $0, respectively.

In addition to any interest and principal paid on each borrowing, the Company paid an additional 15% of the initial borrowed amount on the final payment as additional interest. Total future interest payable under these arrangements at December 31, 2006 and June 30, 2007 was $76,746 and $0, respectively. The Company accreted the interest expense related to the final payment using the effective-interest-rate method. At December 31, 2006 and June 30, 2007, $76,746 and $0, respectively, of accreted interest was included in the outstanding amount of the equipment line of credit. The effective interest rate on the equipment line of credit was 15.8%.

Total interest expense under the equipment line of credit was $57,854, $36,189, $29,831, $16,551 and $2,441 in the years ended December 31, 2004, 2005 and 2006 and the six months ended June 30, 2006 and 2007, respectively. At June 30, 2007, no amount was available for borrowing under the equipment line of credit.

During 2002, in connection with the equipment line of credit agreement, the Company issued warrants to the bank to purchase shares of the Company’s Series B Convertible Preferred Stock (see Note 9). The Company accounted for the fair value of the warrants of $84,164, determined using the Black-Scholes valuation method (100% volatility and risk-free rate of return of 4.5%), as an additional cost of the equipment line of credit. Interest expense for each of the years ended December 31, 2004, 2005 and 2006 and the six months ended June 30, 2006 and 2007 included $21,040, $21,040, $14,027, $10,520 and $0, respectively, of warrant amortization.

During 2003, in connection with the equipment line of credit agreement, the Company issued warrants to the bank to purchase shares of the Company’s Series C Convertible Preferred Stock (see Note 9). The Company accounted for the fair value of the warrants of $47,572, determined using the Black-Scholes valuation method (100% volatility and risk-free rate of return of 3.19%), as interest cost of the equipment line of credit. Interest expense for each of the years ended December 31, 2004, 2005, 2006 and the six months ended June 30, 2006 and 2007 included $15,857, $15,857, $7,929, $7,928 and $0, respectively, of warrant amortization.

During 2005, the Company purchased approximately $215,000 of property and equipment that was funded by a financing agreement. The interest rate for this agreement is 9.3% and the financing is collateralized by the property purchased. As of December 31, 2005 and 2006 and June 30, 2007, the amount outstanding under this agreement was $165,109, $96,994 and $59,535, respectively. The Company paid interest of $13,970, $13,190, $4,827 and $4,098 for the years ended December 31, 2005 and 2006 and the six months ended June 30, 2006 and 2007, respectively.

Scheduled future payments for principal obligations under outstanding debt at December 31, 2006, were as follows:

2007	$2,554,180
2008	922,485
2009	67,482

Total scheduled principal payments	$3,544,147

SOUNDBITE COMMUNICATIONS, INC.

Notes to Financial Statements — (Continued)
(Information as of June 30, 2007 and for the six months ended
June 30, 2006 and 2007 is unaudited)

6.	Accrued Expenses

Accrued expenses consisted of the following:

	December 31,		June 30,
	2005	2006	2007
			(unaudited)

Accrued payroll related items	$541,864	$1,152,228	$1,067,787
Accrued telephony	339,342	532,647	539,670
Accrued professional fees	107,468	138,552	856,128
Accrued other	460,500	722,618	814,906

Total accrued expenses	$1,449,174	$2,546,045	$3,278,491

7.	Commitments and Contingencies

The Company has various non-cancelable operating leases, primarily related to office space and furniture, that expire through 2009. Total rent expense charged to operations was $214,624, $222,962 and $438,555 for the years ended December 31, 2004, 2005 and 2006, respectively. Certain leases have fixed rent escalations clauses and renewal options, which are accounted for on a straight-line basis over the life of the lease.

Future minimum lease payments under non-cancelable operating leases at December 31, 2006 were as follows:

2007	$1,577,079
2008	831,844
2009	6,365

Total future minimum lease payments	$2,415,288

Litigation and Claims

From time to time and in the ordinary course of business, the Company may be subject to various claims, charges, investigations and litigation. At December 31, 2005 and 2006, the Company did not have any pending claims, charges, investigations or litigation that it expected would have a material effect on its financial position or results of operations.

8.	Redeemable Convertible Preferred Stock

The Company’s Certificate of Incorporation, authorizes the issuance of up to 46,513,420 shares of preferred stock with a par value of $0.001 per share, of which 2,102,190 shares have been designated as Series A Convertible Preferred Stock (“Series A Preferred Stock”), 8,398,068 shares have been designated as Series B Convertible Preferred Stock (“Series B Preferred Stock”), 21,112,997 shares have been designated as Series C Convertible Preferred Stock (“Series C Preferred Stock”), and 14,900,165 shares have been designated as Series D Convertible Preferred Stock (“Series D Preferred Stock”).

In 2004, the Company issued 7,692,308 shares of Series C Preferred Stock in exchange for cash of $3,000,000, before issuance costs of $40,638.

In 2005, the Company issued 14,830,369 shares of Series D Preferred Stock in exchange for cash of $8,500,000, before issuance costs of $75,968. In connection with the issuance of Series D Preferred Stock, a redemption feature was added to the Series A, Series B, and Series C Preferred Stock. The Series D Preferred Stock also is redeemable. The Company is accreting each series of preferred stock to its redemption value

SOUNDBITE COMMUNICATIONS, INC.

Notes to Financial Statements — (Continued)
(Information as of June 30, 2007 and for the six months ended
June 30, 2006 and 2007 is unaudited)

over the applicable redemption period. During the years ended December 31, 2005 and 2006 and the six months ended June 30, 2006 and 2007, the Company recorded accretion of issuance costs of $23,901, $44,283, $22,142 and $22,142, respectively.

Changes in Series A, Series B, Series C and Series D Preferred Stock were as follows:

	Series A Preferred Stock		Series B Preferred Stock		Series C Preferred Stock		Series D Preferred Stock		Total Preferred Stock
		Carrying		Carrying		Carrying		Carrying		Carrying
	Shares	Value	Shares	Value	Shares	Value	Shares	Value	Shares	Value

Balance, January 1, 2004	2,055,385	$7,225,604	8,380,729	$7,238,335	12,820,513	$5,078,081	—	$—	23,256,627	$19,542,020
Deemed dividend	—	3,350	—	114,134	—	—	—	—	—	117,484
Issuance of Series C Preferred Stock, net of issuance costs of $40,638	—	—	—	—	7,692,308	2,959,362	—	—	7,692,308	2,959,362

Balance, December 31, 2004	2,055,385	7,228,954	8,380,729	7,352,469	20,512,821	8,037,443	—	—	30,948,935	22,618,866
Issuance of Series D Preferred Stock, net of issuance costs of $75,968	—	—	—	—	—	—	14,830,369	8,424,048	14,830,369	8,424,048
Accretion of preferred stock for transaction costs	—	3,887	—	8,356	—	5,805	—	5,853	—	23,901
Warrants granted for equipment line of credit	—	—	—	—	—	—	—	9,096	—	9,096

Balance, December 31, 2005	2,055,385	7,232,841	8,380,729	7,360,825	20,512,821	8,043,248	14,830,369	8,438,997	45,779,304	31,075,911
Accretion of preferred stock for transaction costs	—	7,203	—	15,481	—	10,755	—	10,844	—	44,283
Reclassification of preferred stock warrant liability	—	(113,425)	—	(96,988)	—	(112,789)	—	(9,096)	—	(332,298)

Balance, December 31, 2006	2,055,385	7,126,619	8,380,729	7,279,318	20,512,821	7,941,214	14,830,369	8,440,745	45,779,304	30,787,896
Accretion of preferred stock for transaction costs.	—	3,602	—	7,740	—	5,378	—	5,422	—	22,142

Balance June 30, 2007	2,055,385	$7,130,221	8,380,729	$7,287,058	20,512,821	$7,946,592	14,830,369	$8,446,167	45,779,304	$30,810,038

The Series A Preferred Stock balance as of January 1, 2004 was net of a repurchase of 190,769 shares with a carrying value of $137,563.

The rights, preferences and privileges of the preferred stock are listed below:

Voting

The holders of each series of the preferred stock have voting rights equivalent to the number of shares of common stock into which their shares are convertible.

Dividends

The Series A, Series B, Series C and Series D Preferred Stock earn non-cumulative dividends when and if declared for the common stockholders equal to the number of shares of common stock into which their shares are convertible.

Liquidation

Upon liquidation, holders of Series C and Series D Preferred Stock, collectively, are entitled to be paid out of assets available for distribution, before any distribution or payment is made to the holders of Series A or Series B Preferred Stock or common stock, an amount equal to the Series C Preferred Stock liquidation value per share ($0.57 per share) and the Series D Preferred Stock liquidation value per share ($0.39 per share) plus any declared and unpaid dividends thereon. After payment to the Series C and Series D Preferred Stock, holders of Series B Preferred Stock are entitled to be paid out of the remaining assets available for distribution, before distribution or payment is made to the holders of Series A Preferred Stock or common stock, an amount equal to the Series B Preferred Stock liquidation value per share ($0.87 per share) plus any declared and unpaid dividends

SOUNDBITE COMMUNICATIONS, INC.

Notes to Financial Statements — (Continued)
(Information as of June 30, 2007 and for the six months ended
June 30, 2006 and 2007 is unaudited)

thereon. After payment to the Series B, Series C and Series D Preferred Stock, holders of Series A Preferred stockholders are entitled to be paid out of the remaining assets available for distribution, before distribution or payment is made to the holders of common stock, an amount equal to the Series A Preferred Stock liquidation value per share ($3.25 per share) plus any declared and unpaid dividends thereon.

After payment in full of all such amounts payable to the holders of Series A, Series B, Series C, and Series D Preferred Stock, the distribution of the remaining assets of the Company available for distribution is to be made to the common stockholders only.

Conversion

Each share of Series A Preferred Stock is convertible into approximately 0.628 shares of common stock at any time by the holders. Each share of Series B Preferred Stock is convertible into approximately 0.251 shares of common at any time by the holders. Each share of Series C or Series D Preferred Stock is convertible into 0.176 shares of common stock at any time by the holders. The conversion rates are subject to adjustment in the event of certain dilutive issuances.

Mandatory Conversion

Each share of the preferred stock shall automatically be converted into shares of common stock upon (i) the consummation of an initial public offering or (ii) the election to convert by the holders of 75% of the preferred stock then outstanding.

Redemption

At any time on or after June 17, 2010, and on the first and second anniversaries thereof, upon the election of the holders of at least 70% of the then-outstanding shares of Series C and D Preferred Stock, on as converted basis, the Company shall redeem all outstanding shares of Preferred Stock. With respect to each requesting holder of preferred stock, the Company would then be required to redeem 33% of the shares of preferred stock held by such holder of preferred stock on June 17, 2010, 50% of the shares of preferred stock held by such holder on June 17, 2011, and all remaining shares of preferred stock held by such holder on June 17, 2012.

9.	Warrants to Purchase Redeemable Convertible Preferred Stock

As of December 31, 2006 and June 30, 2007, the Company had outstanding 734,110 warrants to purchase preferred stock convertible into 151,647 shares of common stock at exercise prices ranging from $0.39 to $3.25 per share of preferred stock. These warrants are treated as a liability in the financial statements.

	Years Ended December 31,									Six Months Ended June 30,
	2004			2005			2006			2007
		Weighted			Weighted			Weighted			Weighted
	Number	Average	Weighted	Number	Average	Weighted	Number	Average	Weighted	Number	Average	Weighted
	of	Exercise	Average	of	Exercise	Average	of	Exercise	Average	of	Exercise	Average
	Warrants	Price	Term	Warrants	Price	Term	Warrants	Price	Term	Warrants	Price	Term
										(unaudited)

Outstanding — beginning of period	664,320	$0.578	5.987	664,320	$0.578	4.984	734,110	$0.578	4.223	734,110	$0.578	3.223
Granted	—			69,790	0.573	7.0	—			—
Exercised	—			—			—			—
Canceled	—			—			—			—

Outstanding — end of period	664,320	$0.578	4.984	734,110	$0.578	4.223	734,110	$0.578	3.223	734,110	$0.578	2.730

SOUNDBITE COMMUNICATIONS, INC.

Notes to Financial Statements — (Continued)
(Information as of June 30, 2007 and for the six months ended
June 30, 2006 and 2007 is unaudited)

Valuations of Warrants

Upon issuing each of the preferred stock warrants, the Company estimated the fair value of the warrant using the Black-Scholes pricing model and amortized to interest expense the value of the warrant over the life (or other appropriate term) of the debt or lease agreement with respect to which the warrant was issued. The Black-Scholes assumptions used by the Company included a fair value of the underlying preferred stock of $0.39 to $3.25 per share and a life of 7 years. As of December 31, 2005, the carrying value of the warrants was $332,298, as follows:

	As of December 31, 2005
Redeemable Convertible	Series A	Series B	Series C	Series D
Preferred Stock Warrants	Preferred Stock	Preferred Stock	Preferred Stock	Preferred Stock	Total

Granted for lease agreement	$63,125	$—	$—	$—	$63,125
Granted for bank line of credit	50,500	—	—	—	50,500
Granted for bank line of credit	—	12,624	—	—	12,624
Granted for bank equipment line	—	84,364	—	—	84,364
Granted for bank line of credit	—	—	65,017	—	65,017
Granted for bank equipment line	—	—	47,572	—	47,572
Granted for bank line of credit	—	—	—	9,096	9,096

Total	$113,625	$96,988	$112,589	$9,096	$332,298

Upon its adoption of FSP 150-5 as of January 1, 2006, the Company reclassified the estimated value of the warrants of $332,298 to a liability and, after re-measuring the fair value of the warrants, recorded a cumulative benefit of $27,773, as described in Note 2.

Issuance of Warrants

On August 14, 2002, the Company issued warrants to purchase 115,596 shares of Series B Preferred Stock at a purchase price of $0.86508 per share, subject to adjustment under certain circumstances. The warrants were issued in connection with an equipment line of credit agreement with a bank (see Note 5). The warrants, which are exercisable, in whole or in part, at the discretion of the holder, expire on either August 31, 2009, or two years after an initial public offering of the Company’s common stock, whichever is later. On March 13, 2003, this warrant agreement was amended and restated cancelling the Series B preferred stock warrants to allow the holder to purchase, in lieu of Series B Preferred Stock, up to 256,410 shares of Series C Preferred Stock at a purchase price of $0.39 per share subject to adjustment under certain circumstances. At the date of the amended agreement, it was determined that the value of the warrants to purchase Series C Preferred Stock approximated the value of the original warrants to purchase Series B Preferred Stock. As a result, no additional costs were recorded.

On March 31, 2003 and October 3, 2003, the Company issued warrants to purchase 109,087 and 89,744 shares, respectively, of Series C Preferred Stock at a purchase price of $0.39 per share, subject to adjustment under certain circumstances. The warrants were issued in connection with amendments to the bank line of credit agreement (see Note 5). The warrants, which are exercisable, in whole or in part, at the discretion of the holder, expire on March 31, 2010 and October 3, 2010, respectively, provided, however, that if the Company completes its initial public offering within the one-year period immediately prior to the expiration date, the expiration date shall automatically be extended until the first anniversary of the effective date of the Company’s initial public offering. If these warrants have not been exercised prior to the expiration date, the warrants shall be deemed to have been automatically exercised on the expiration date by “cashless” conversion.

SOUNDBITE COMMUNICATIONS, INC.

Notes to Financial Statements — (Continued)
(Information as of June 30, 2007 and for the six months ended
June 30, 2006 and 2007 is unaudited)

On July 10, 2003, the Company issued warrants to purchase 144,935 shares of Series C Preferred Stock at a purchase price of $0.39 per share, subject to adjustment under certain circumstances. The warrants were issued in connection with an equipment line of credit (see Note 5). The warrants, which are exercisable, in whole or in part, at the discretion of the holder, expire on June 30, 2010, or two years following the closing of an initial public offering.

On June 30, 2005, the Company issued warrants to purchase 69,790 shares of Series D Preferred Stock at a purchase price of $0.57315 per share, subject to adjustment under certain circumstances. The warrants were issued in connection with an equipment line of credit (see Note 5). The warrants, which are exercisable, in whole or in part, at the discretion of the holder, expire on June 30, 2012 or two years following the closing of an initial public offering, whichever is later.

10.	Common Stock

Authorized Shares and Activity

At December 31, 2006, the Company had authorized 75,000,000 shares of common stock, of which 12,074,246 shares were reserved for future issuance as follows:

Conversion of redeemable convertible preferred stock	9,613,942
Warrants to purchase redeemable convertible preferred stock	151,647
Outstanding options to purchase common stock	1,954,110
Shares reserved for future option grants	354,547

12,074,246

The Company’s Certificate of Incorporation allows for the declaration and payment of dividends on the common stock out of the unrestricted and unreserved surplus of the Company provided the holders of the Series A, Series B, Series C and Series D Preferred Stock are included. The preferred stockholders will receive dividends based upon the number of shares of common stock into which their shares are convertible. However, under the terms of the Company’s current bank line of credit agreement (see Note 13), no cash dividends may be paid while the Company has obligations to the bank.

Stock Options

Under the Company’s 2000 Stock Option Plan (the Plan), the Company may grant incentive stock options and nonqualified stock options to purchase up to 15,619,791 shares of common stock. The options generally vest ratably over four years and expire no later than ten years after the date of grant. At December 31, 2006, there were

SOUNDBITE COMMUNICATIONS, INC.

Notes to Financial Statements — (Continued)
(Information as of June 30, 2007 and for the six months ended
June 30, 2006 and 2007 is unaudited)

354,547 shares available for grant under the Plan. Stock option activity under the Plan during the years ended December 31, 2004, 2005 and 2006 and the six months ended June 30, 2006 and 2007 was as follows:

	Years Ended December 31,						Six Months Ended
	2004		2005		2006		June 30, 2007
		Weighted		Weighted		Weighted		Weighted
		Average		Average		Average		Average
	Number of	Exercise	Number of	Exercise	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price	Options	Price	Options	Price
							(unaudited)

Outstanding — beginning of period	1,013,705	$0.477	1,285,259	$0.427	1,728,272	$0.461	1,954,110	$0.570
Granted	424,829	0.350	608,415	0.505	616,969	0.974	184,096	8.033
Exercised	(8,360)	0.376	(41,947)	0.361	(121,235)	0.492	(35,987)	0.382
Canceled	(144,915)	0.555	(123,455)	0.363	(269,896)	0.828	(21,287)	1.137

Outstanding — end of period	1,285,259	$0.427	1,728,272	$0.461	1,954,110	$0.570	2,080,932	$1.227

Exercisable — end of period	395,449	$0.553	696,602	$0.491	1,025,811	$0.466	1,237,599	$0.542

The weighted average grant date fair value of options granted during the years ended December 31, 2004, 2005 and 2006 and the six months ended June 30, 2006 and 2007 was $0.06, $0.11, $0.68, $0.68 and $5.45, respectively. The intrinsic value of options exercised during the years ended December 31, 2004, 2005 and 2006 and the six months ended June 30, 2006 and 2007 was $0, $0, $539,000, $36,144 and $315,437, respectively. The aggregate intrinsic value of options outstanding and options exercisable as of December 31, 2006 was $8.6 million and $4.6 million, respectively. The intrinsic value of an option was calculated as (a) the difference between the estimated fair value as of the Company’s common stock at December 31, 2006 and the exercise price of the option, multiplied by (b) the number of shares subject to such option.

Options outstanding that had vested or were expected to vest as of December 31, 2006 were as follows:

			Weighted
			Average
		Weighted	Remaining	Aggregate
	Number of	Average	Contractual	Intrinsic
	Shares	Price	Term	Value

Vested	1,025,811	$0.466	7.06	$4,601,104
Expected to vest	752,850	$0.684	8.71	3,211,171

Options outstanding that had vested or were expected to vest as of June 30, 2007 (unaudited) were as follows:

			Weighted
			Average
		Weighted	Remaining	Aggregate
	Number of	Average	Contractual	Intrinsic
	Shares	Price	Term	Value

Vested	1,237,599	$0.542	6.79	$10,650,821
Expected to vest	690,690	2.233	8.68	4,776,148

SOUNDBITE COMMUNICATIONS, INC.

Notes to Financial Statements — (Continued)
(Information as of June 30, 2007 and for the six months ended
June 30, 2006 and 2007 is unaudited)

The following table summarizes information about stock options outstanding at December 31, 2006:

			Options Vested and
			Currently
	Options Outstanding		Exercisable
		Weighted-		Weighted-
		Average		Average
		Remaining		Remaining
Exercise	Number of	Contractual	Number of	Contractual
Price	Options	Life (Years)	Options	Life (Years)

$0.35	1,031,024	7.00	751,842	7.02
0.49	153,912	8.57	54,460	8.58
0.65	268,100	8.93	76,663	8.94
0.68	107,365	5.04	107,328	5.04
1.01	382,097	9.55	23,906	9.51
3.41	11,612	4.01	11,612	4.01

Total	1,954,110	7.76	1,025,811	7.06

Under the Plan, option recipient (Option Holder) are permitted to exercise options in advance of vesting. Any options exercised in advance of vesting result in the Option Holders receiving restricted stock, which is then subject to vesting under the respective option’s vesting schedule. Restricted stock that is not vested is subject to a right of repurchase by the Company from any Option Holder who is an employee and who leaves the Company (either voluntarily or involuntarily), at the original price paid by the Option Holder at the time the options were exercised. The cash received from these exercises is initially recorded as a liability and is subsequently reclassified to common stock as the shares vest.

The activity of non-vested shares of restricted stock for the year ended December 31, 2006 as a result of early exercises of options granted to employees is as follows:

		Weighted Average
		Grant Date
Non-vested Shares	Shares	Fair Value

Non-vested as of January 1, 2006	3,960	$0.35
Early exercises of options	10,560	0.49
Vested	(3,960)	0.48
Repurchased	(3,520)	0.35

Non-vested as of December 31, 2006	7,040	0.49
Vested	(1,320)	0.49

Non-vested as of June 30, 2007	5,720	$0.49

Effective January 1, 2006, the Company adopted SFAS 123R using the prospective transition method of application; prior period financial statements have not been restated. Compensation expense recognized in 2006 and the six months ended June 30, 2007 included the cost of stock options granted on and subsequent to January 1, 2006. Stock options granted by the Company prior to that time are specifically excluded from SFAS 123R and will continue to be accounted for in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees.

SOUNDBITE COMMUNICATIONS, INC.

Notes to Financial Statements — (Continued)
(Information as of June 30, 2007 and for the six months ended
June 30, 2006 and 2007 is unaudited)

For the year ended December 31, 2006 and the six months ended June 30, 2006 and 2007, the Company used the Black-Scholes option pricing model to value option grants and determine the related compensation expense. The assumptions used in calculating the fair value of stock-based payment awards represent management’s best estimates.

The Company estimates expected volatility based on that of the Company’s publicly traded peer companies and expects to continue to do so until such time as the Company has adequate historical data. The comparable peer companies selected are publicly traded companies with similar operations as determined by the Company’s Board of Directors. Management believes that the historical volatility of the Company’s stock price does not best represent the expected volatility of the stock price. The Company is currently a private company and therefore lacks company-specific historical and implied volatility information. The Company intends to continue to consistently use the same group of publicly traded peer companies to determine volatility in the future until such time that sufficient information regarding the volatility of its share price becomes available or that the selected companies are no longer suitable for this purpose.

The risk-free interest rate used for each grant is equal to the U.S. Treasury seven-year monthly Treasury bill rate, the term of which approximates the expected life of the option.

The expected term of the options granted was determined based on the simplified method in accordance with SEC Staff Accounting Bulletin No. 107, Share-Based Payment, in which the expected term is equal to the vesting term plus the original contractual term.

SFAS 123R requires that the Company recognize compensation expense for only the portion of options that are expected to vest. Therefore, the Company has estimated expected forfeitures of stock options with the adoption of SFAS 123R. In developing a forfeiture rate estimate, the Company considered its historical experience, its growing employee base and the limited liquidity of its common stock. If the actual number of forfeitures differs from those estimated by management, additional adjustments to compensation expense may be required in future periods.

The following table provides the assumptions used in determining the fair value of the share-based awards.

	Year Ended December 31,	Six Months Ended June 30,
	2006	2006	2007
		(unaudited)
Risk Free Rate	4.37-5.08%	4.37-5.08%	4.37-5.08%
Expected Life	6.02-6.25 years	6.02-6.25 years	6.02-6.25 years
Expected Volatility	78.40%	84.80%	75.90%
Expected Dividend Yield	0%	0%	0%
Forfeiture Rate	18.90%	11.20%	18.10%

During the five quarters ending June 30, 2007, the Company granted stock options with exercise prices as follows:

	Number	Weighted Average
	of Options	Exercise
	Granted	Price

Quarter ended:
June 30, 2006	23,848	$1.01
September 30, 2006	249,393	1.01
December 31, 2006	68,464	3.47
March 31, 2007	126,016	8.58
June 30, 2007	15,488	11.88

SOUNDBITE COMMUNICATIONS, INC.

Notes to Financial Statements — (Continued)
(Information as of June 30, 2007 and for the six months ended
June 30, 2006 and 2007 is unaudited)

In determining the exercise prices for options granted, the Company’s Board of Directors considered the fair value of the common stock as of the measurement date. The fair value of the common stock was determined by the Board of Directors after considering a broad range of factors, including the illiquid nature of an investment in the Company’s common stock, the Company’s historical financial performance and financial position, the Company’s future prospects and opportunity for liquidity events, and sale and offer prices of redeemable convertible preferred stock in private transactions negotiated at arm’s length. In addition, the Board of Directors considered valuation reports of Shields & Company, Inc., an independent, third-party investment banking firm, delivered in connection with certain of the option grant dates during 2006 and 2007.

Compensation expense associated with share-based awards amounted to $59,440, $31,562 and $130,575 for the year ended December 31, 2006 and the six months ended June 30, 2006 and 2007, respectively. These amounts were based on awards ultimately expected to vest and reflect an estimate of awards that will be forfeited. For the year ended December 31, 2006 and the six months ended June 30, 2007, the total compensation cost related to stock-based awards granted under SFAS 123R to employees and directors but not yet amortized was $222,791 and $820,782, respectively, net of estimated forfeitures. These costs will be amortized on a straight-line basis over a weighted average period of 3.37 years and 3.47 years for the year ended December 31, 2006 and the six months ended June 30, 2007.

During the year ended December 31, 2006, the Company recorded $4,719 of stock-based compensation related to options granted to non-employees. Stock-based compensation expense for the six months ended June 30, 2006 and 2007 was not material.

11.	Income Taxes

At December 31, 2006, the Company had available U.S. federal and state net operating loss carryforwards of $11,800,000 and $11,760,000, respectively, which will expire between 2007 and 2026. In addition, the Company had U.S. federal and state tax credits of $411,000 and $145,000, respectively, which will expire between 2016 and 2026. Ownership changes, as defined by the Internal Revenue Code, may substantially limit the amount of net operating loss and tax credit carryforwards that can be utilized annually to offset future taxable income. The Company believes that ownership changes occurred in 2000 and 2001 and, as a result, in 2006 reduced its net operating loss carryforwards and its tax credits by $6.8 million and $225,000, respectively. Subsequent ownership changes could further limit the amount of net operating loss and tax credit carryforwards that can be used in future years. Such annual limitations could result in the expiration of net operating loss and tax credit carryforwards before utilization.

SOUNDBITE COMMUNICATIONS, INC.

Notes to Financial Statements — (Continued)
(Information as of June 30, 2007 and for the six months ended
June 30, 2006 and 2007 is unaudited)

The provision (benefit) for income taxes for the years ended December 31, 2004, 2005 and 2006 was as follows:

Years Ended December 31,
	2004	2005	2006

Current:
Federal	$—	$—	$—
State	—	—	—

	—	—	—

Deferred:
Federal	—	—	—
State	—	—	—

	—	—	—

Total	$—	$—	$—

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s net deferred income taxes were as follows:

	As of December 31,
	2005	2006

Deferred tax assets:
Net operating loss carryforwards	$4,781,339	$4,747,738
Accounts receivable	47,995	43,890
Accrued expenses	156,445	127,902
Research and development credits	433,411	555,911
Depreciation	66,787	37,756

Deferred tax assets	5,485,977	5,513,197
Valuation allowance	(5,485,977)	(5,513,197)

Total deferred tax assets	$—	$—

In 2005 and 2006, the Company utilized a portion of its net operating loss and credit carryforwards to fully reduce its tax provision. A reconciliation of the U.S. federal statutory rate to the Company’s effective tax rate for the years ended December 31, 2004, 2005 and 2006 was as follows:

	December 31,
	2004	2005	2006

Tax at U.S. federal statutory rate	(34.0)%	34.0%	(34.0)%
State taxes, net of federal benefit	—	6.3	—
Non-deductible items-meals	0.8	2.3	41.1
Non-deductible items-stock options	—	2.8	17.4
Non-deductible items-warrants	2.4	—	42.2
Change in valuation allowance (including use of net operating loss)	30.8	(45.4)	(66.7)

	—%	—%	—%

SOUNDBITE COMMUNICATIONS, INC.

Notes to Financial Statements — (Continued)
(Information as of June 30, 2007 and for the six months ended
June 30, 2006 and 2007 is unaudited)

FASB Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, requires a valuation allowance to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. After consideration of all the evidence, both positive and negative, management determined that a $5,513,197 valuation allowance at December 31, 2006 was necessary to reduce the deferred tax assets to the amount that will more likely than not be realized. The increase (decrease) in the valuation allowance was $553,686, ($554,094) and $27,220 in the years ended December 31, 2004, 2005 and 2006, respectively.

In June 2006, the FASB issued FASB Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes, which clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes and prescribes a recognition threshold and measurement attributes for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Under FIN 48, the impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has a less than 50% likelihood of being sustained. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. There was no material effect on the Company’s financial statements as a result of adoption of FIN 48 on January 1, 2007.

The Company is subject to taxation in the United States and various state jurisdictions. The tax years 2000 to 2006 remain open to examination for all taxing jurisdictions to which the Company is subject.

In connection with the adoption of the provisions of FIN 48 on January 1, 2007 the Company reviewed its tax positions. Based upon this review, the Company did not identify any material uncertain tax positions that had not been previously accounted for upon the adoption of FIN 48 and therefore the Company’s adoption of FIN 48 had no cumulative effect on its consolidated financial statements upon adoption. There have been no changes in uncertain tax benefits as a result of tax positions taken during the current period. The Company believes that its uncertain tax benefit positions will not significantly change within twelve months of June 30, 2007. The Company has not been audited by the Internal Revenue Service or the Massachusetts Department of Revenue and therefore the 2000 through 2006 tax years, subject to the statutes of limitation, are subject to examination by tax authorities.

Upon adoption of FIN 48, the Company elected to recognize interest on uncertain tax benefits in interest expense and penalties in other expenses. The Company had no accrued interest or penalties related to uncertain tax positions as of January 1, 2007.

12.	Benefit Plan

The Company has a retirement savings plan under Section 401(k) of the Internal Revenue Code. Participants may contribute up to a maximum percentage of their annual compensation to this plan as determined by the Company, limited to a maximum annual amount set by the Internal Revenue Service. The Company did not make any matching contributions to this plan during the years ended December 31, 2004, 2005 and 2006.

13.	Subsequent Events (Unaudited)

In May 2007 the Company entered into a lease agreement for 37,000 square feet of office space for its headquarters in Bedford, Massachusetts. The Company has not yet taken possession of the space as of June 30, 2007, and as such the term of the lease has not commenced. The term of the lease is expected to commence as of September 1, 2007 or such later date on which the space is ready to be occupied as stipulated in the lease. The term of the lease will expire in August 2013, and the Company has an option to extend the

SOUNDBITE COMMUNICATIONS, INC.

Notes to Financial Statements — (Continued)
(Information as of June 30, 2007 and for the six months ended
June 30, 2006 and 2007 is unaudited)

lease term through August 2018. Based on a lease commencement date of September 1, 2007, minimum monthly base rent payments of $61,331 will commence April 30, 2008. From September 1, 2008 through August 30, 2009, minimum annual base rent payments will total $772,779 and will increase $36,799 annually.

In July 2007, the Company entered into a loan and security agreement with Silicon Valley Bank that provides for an equipment line of credit up to $7.5 million and a revolving working capital line of credit for up to the lesser of (a) $1.5 million and (b) 80% of eligible accounts receivable, subject to specified adjustments. As of August 15, 2007, $2.3 million was outstanding under the equipment line of credit and no borrowings were outstanding under the working capital line of credit. Borrowings under the equipment line of credit are payable in installments due through July 2010, and all amounts under the working capital line of credit are due in July 2008. Borrowings under the equipment line bear interest at a rate per annum equal to the prime rate plus 0.5% or 1.0%, depending upon the Company’s liquidity, as defined. Borrowings under the working capital line bear interest at a rate per annum that is 0.25% above the prime rate. All of the borrowings under the loan and security agreement are secured by a pledge of certain of the Company’s equipment and all of its accounts receivable, and assets.

The Company’s Board of Directors has approved the SoundBite Communications, Inc. 2007 Stock Incentive Plan (the “2007 Plan”), which will become effective upon completion of the Company’s initial public offering. The number of shares of common stock that may be issued under the 2007 Plan shall equal the sum of 1,500,000 shares of common stock plus any shares of common stock subject to awards outstanding under the Plan at the time of the closing of this offering which awards expire, terminate, or are otherwise surrendered, canceled, forfeited or repurchased by us at their original issuance price pursuant to a contractual repurchase right. In addition, the 2007 Plan contains an “evergreen” provision, which provides for an annual increase in the number of shares available for issuance under the 2007 Plan on the first day of each fiscal year from 2008 through 2017.

The 2007 Plan will provide for the grant of incentive stock options, nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights and other stock-based awards. No award may be granted under the 2007 Plan after July 31, 2017, but the vesting and effectiveness of awards granted before that date may extend beyond that date.

On August 15, 2007, the Company effected a 1-for-5.68 reverse stock split. All share and per share amounts in the financial statements have been retroactively adjusted for all periods presented to give effect to the reverse stock split, including reclassifying an amount equal to the reduction in par value to additional paid-in-capital.

           Shares

Common Stock

PROSPECTUS

Cowen and Company
Thomas Weisel Partners LLC

Joint Bookrunning Managers

Needham & Company, LLC
Cantor Fitzgerald & Co.
America’s Growth Capital

          , 2007

Until          , 2007, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealer’s obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

Information Not Required in Prospectus

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than the underwriting discounts and commission, payable by us in connection with the sale of common stock being registered. All amounts are estimated except the SEC, National Association of Securities Dealers, Inc. and the NASDAQ Global Market fees.

SEC registration fee	$2,118
National Association of Securities Dealers, Inc. fee	7,400
The NASDAQ Global Market listing fee	100,000
Printing and mailing	125,000
Legal fees and expenses	825,000
Accounting fees and expenses	1,050,000
Transfer agent fees	15,000
Miscellaneous	75,482

Total	$2,200,000

Item 14.	Indemnification of Directors and Officers.

Article SEVENTH of our amended and restated charter, to become effective upon the closing of the offering made pursuant to this registration statement, provides that no director of our company shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the Delaware law statute prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Article EIGHTH of our charter provides that we will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of us) by reason of the fact that he or she is or was, or has agreed to become, a director or officer of our company, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an indemnitee), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Our charter provides that we will indemnify any indemnitee who was or is a party or threatened to be made a party to any threatened, pending or completed action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the indemnitee is or was, or has agreed to become, a director or officer of our company, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that an indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys’ fees) actually and reasonably incurred in connection therewith. Expenses must be advanced to an indemnitee under certain circumstances.

As a condition precedent to the right of indemnification, an indemnitee must give us notice of the action for which indemnity is sought and we have the right to participate in such action or assume the defense thereof.

Article EIGHTH of our charter further provides that the indemnification provided therein is not exclusive, and provides that no amendment, termination or repeal of the relevant provisions of the Delaware law statute or any other applicable law will diminish the rights of any Indemnitee to indemnification under our charter.

Section 145 of the Delaware law statute provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he or she is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses that the Court of Chancery or such other court shall deem proper.

We have obtained director and officer insurance providing for indemnification for our directors and officers for certain liabilities and expect that, prior to the consummation of this offering, such insurance will provide for indemnification of our directors and officers for liabilities under the Securities Act.

In the underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act against certain liabilities.

Item 15.	Recent Sales of Unregistered Securities

Set forth below is information regarding shares of capital stock issued and options granted by us within the past three years. Also included is the consideration, if any, received by us for such shares and options and information relating to the section of the Securities Act, or rules of the SEC, under which exemption from registration was claimed. No underwriters were involved in any of such sales or grants. Some of the transactions described below involved directors, officers and five percent stockholders.

•	On July 28, 2004, we sold 2,564,102 shares of our Series C convertible preferred stock at a purchase price of $0.39 per share to four venture capital funds.

•	On June 17, 2005, we sold 14,830,369 shares of our Series D convertible preferred stock at a purchase price of $0.57315 per share to five venture capital funds.

All of these sales were made in reliance on the exemption provided by Section 4(2) of the Securities Act and Regulation D promulgated thereunder. The recipients of securities in each of the above-referenced transactions represented that they were accredited investors within the meaning of the Securities Act and represented their intentions to acquire the securities for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof and appropriate legends were affixed to the instruments representing the shares issued in such transactions.

Since April 13, 2004, we have granted stock options to purchase 1,561,078 shares of common stock, with exercise prices ranging from $0.34 to $10.80, pursuant to our 2000 stock option plan. Since that date, options have been exercised to acquire a total of 171,989 shares for consideration aggregating $77,922.

The issuance of stock options and the common stock issuable upon the exercise of stock options as described in this Item 15 were issued pursuant to written compensatory plans or arrangements with our employees, directors and consultants, in reliance on the exemption provided by Rule 701 promulgated under Section 3(b) of the Securities Act. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.

Item 16.	Exhibits.

(a)	Exhibits

Exhibit			Filed	Filed	To be Filed by
Number		Description of Exhibit	Previously	Herewith	Amendment

1.1		Form of Underwriting Agreement			X
3.1		Eighth Amended and Restated Certificate of Incorporation of the Registrant, as amended, as currently in effect		X
3.2		Form of Restated Certificate of Incorporation of the Registrant, to become effective following closing of the offering		X
3.3		Fourth Amended and Restated By-laws of the Registrant, as currently in effect	X
3.4		Amended and Restated By-laws of the Registrant, to become effective upon closing of the offering		X
4.1		Specimen certificate for shares of common stock of the Registrant		X
4.2		Investors’ Rights Agreement dated as of June 17, 2005, among the Registrant, the Investors named therein, John McDonough and David Parker	X
5.1		Opinion of Wilmer Cutler Pickering Hale and Dorr LLP			X
10.1		Lease dated as of May 1, 2005, between the Registrant and Burlington Woods Office Trust No. 2, as amended	X
10.2		Lease dated as of May 1, 2006, between the Registrant and Burlington Woods Office Trust No. 1	X
10.3		Agreement dated as of August 29, 2003, as amended, between the Registrant and Internap Network Services Corporation	X
10.4		Agreement dated as of October 9, 2004, between the Registrant and ColoSpace, Inc.	X
10.5		Amended and Restated Loan and Security Agreement dated as of July 2, 2004, between the Registrant and Comerica Bank, as amended from time to time	X
10.6		Loan and Security Agreement dated as of August 14, 2002, between the Registrant and Lighthouse Capital Partners IV, L.P.	X
10.7		Loan and Security Agreement dated as of July 10, 2003, between the Registrant and Lighthouse Capital Partners IV, L.P.	X
10.8		Payment Plan Agreement dated February 28, 2005 between the Registrant and Oracle Credit Corporation	X
10	.9†	2000 Stock Option Plan, as amended, of the Registrant	X
10	.10†	Standard form of Incentive Stock Option Agreement entered into with executive officers pursuant to the 2000 Stock Option Plan of the Registrant	X
10	.11†	Standard form of Nonqualified Stock Option Agreement entered into with executive officers and directors pursuant to the 2000 Stock Option Plan of the Registrant	X
10	.12†	2007 Stock Incentive Plan of the Registrant		X
10	.13†	Form of Incentive Stock Option Agreement under 2007 Stock Incentive Plan of the Registrant			X
10	.14†	Form of Nonstatutory Stock Option Agreement under 2007 Stock Incentive Plan of the Registrant			X
10	.15†	Form of Restricted Stock Agreement under 2007 Stock Incentive Plan of the Registrant			X

Exhibit			Filed	Filed	To be Filed by
Number		Description of Exhibit	Previously	Herewith	Amendment

10	.16†	Form of Change in Control Agreement entered into between the Registrant and each of Christopher Hemme, Timothy Segall, Peter Shields and Richard Underwood	X
10.17		Form of Indemnification Agreement to be entered into by and between the Registrant and each of its officers and directors		X
10	.18†	Summary of 2007 Management Cash Compensation Plan		X
10	.19†	Summary of compensatory arrangements with non-employee directors			X
10.20		Lease dated May 18, 2007 between RAR2-Crosby Corporate Center QRS, Inc. and the Registrant	X
14.1		Code of Business Conduct and Ethics, to become effective upon closing of the offering		X
23.1		Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm		X
23.2		Consent of Wilmer Cutler Pickering Hale and Dorr LLP (included in Exhibit 5.1)			X
23.3		Consent of Shields & Company, Inc.		X
24.1		Power of Attorney (included on signature page)	X

†	Management contract or compensatory plan or arrangement.

(b)	Financial Statement Schedules

None.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by the controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment no. 3 to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Burlington, The Commonwealth of Massachusetts, as of August 16, 2007.

SOUNDBITE COMMUNICATIONS, INC.

By:	/s/ Peter R. Shields
Peter R. Shields
President and Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, this amendment no. 3 to registration statement has been signed by the following persons in the capacities indicated as of August 16, 2007:

Signature		Title

/s/ Peter R. Shields Peter R. Shields		President, Chief Executive Officer and Director (principal executive officer)
/s/ Robert C. Leahy Robert C. Leahy		Vice President and Chief Financial Officer (principal financial officer)
/s/ Christopher A. Hemme Christopher A. Hemme		Vice President, Finance and Treasurer (principal accounting officer)
* Eric R. Giler		Director
* James A. Goldstein		Director
* Justin J. Perreault		Director
* James J. Roszkowski		Director
* Regina O. Sommer		Director
* Vernon F. Lobo		Director

*By:	/s/ Christopher A. Hemme Christopher A. Hemme Attorney-in-Fact

EXHIBIT INDEX

Exhibit			Filed	Filed	To be Filed by
Number		Description of Exhibit	Previously	Herewith	Amendment

1.1		Form of Underwriting Agreement			X
3.1		Eighth Amended and Restated Certificate of Incorporation of the Registrant, as amended, as currently in effect		X
3.2		Form of Restated Certificate of Incorporation of the Registrant, to become effective following closing of the offering		X
3.3		Fourth Amended and Restated By-laws of the Registrant, as currently in effect	X
3.4		Amended and Restated By-laws of the Registrant, to become effective upon closing of the offering		X
4.1		Specimen certificate for shares of common stock of the Registrant		X
4.2		Investors’ Rights Agreement dated as of June 17, 2005, among the Registrant, the Investors named therein, John McDonough and David Parker	X
5.1		Opinion of Wilmer Cutler Pickering Hale and Dorr LLP			X
10.1		Lease dated as of May 1, 2005, between the Registrant and Burlington Woods Office Trust No. 2, as amended	X
10.2		Lease dated as of May 1, 2006, between the Registrant and Burlington Woods Office Trust No. 1	X
10.3		Agreement dated as of August 29, 2003, as amended, between the Registrant and Internap Network Services Corporation	X
10.4		Agreement dated as of October 9, 2004, between the Registrant and ColoSpace, Inc.	X
10.5		Amended and Restated Loan and Security Agreement dated as of July 2, 2004, between the Registrant and Comerica Bank, as amended from time to time	X
10.6		Loan and Security Agreement dated as of August 14, 2002, between the Registrant and Lighthouse Capital Partners IV, L.P.	X
10.7		Loan and Security Agreement dated as of July 10, 2003, between the Registrant and Lighthouse Capital Partners IV, L.P.	X
10.8		Payment Plan Agreement dated February 28, 2005 between the Registrant and Oracle Credit Corporation	X
10	.9†	2000 Stock Option Plan, as amended, of the Registrant	X
10	.10†	Standard form of Incentive Stock Option Agreement entered into with executive officers pursuant to the 2000 Stock Option Plan of the Registrant	X
10	.11†	Standard form of Nonqualified Stock Option Agreement entered into with executive officers and directors pursuant to the 2000 Stock Option Plan of the Registrant	X
10	.12†	2007 Stock Incentive Plan of the Registrant		X
10	.13†	Form of Incentive Stock Option Agreement under 2007 Stock Incentive Plan of the Registrant			X
10	.14†	Form of Nonstatutory Stock Option Agreement under 2007 Stock Incentive Plan of the Registrant			X

Exhibit			Filed	Filed	To be Filed by
Number		Description of Exhibit	Previously	Herewith	Amendment

10	.15†	Form of Restricted Stock Agreement under 2007 Stock Incentive Plan of the Registrant	X
10	.16†	Form of Change in Control Agreement entered into between the Registrant and each of Christopher Hemme, Timothy Segall, Peter Shields and Richard Underwood	X
10.17		Form of Indemnification Agreement to be entered into by and between the Registrant and each of its executive officers and directors		X
10	.18†	Summary of 2007 Management Cash Compensation Plan		X
10	.19†	Summary of compensatory arrangements with non-employee directors			X
10.20		Lease dated May 18, 2007 between RAR2-Crosby Corporate Center QRS, Inc. and the Registrant	X
14.1		Code of Business Conduct and Ethics, to become effective upon closing of the offering		X
23.1		Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm		X
23.2		Consent of Wilmer Cutler Pickering Hale and Dorr LLP (included in Exhibit 5.1)			X
23.3		Consent of Shields & Company, Inc.		X
24.1		Power of Attorney (included on signature page)	X

†	Management contract or compensatory plan or arrangement.